                                              Filed Pursuant to Rule 424(B)(3)
                                              Registration No. 333-15523



                                [PAGNET LOGO]

                               OFFER TO EXCHANGE
               10% SENIOR SUBORDINATED NOTES DUE OCTOBER 15, 2008
                                      FOR
       ALL OUTSTANDING 10% SENIOR SUBORDINATED NOTES DUE OCTOBER 15, 2008

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK TIME ON DECEMBER 23, 1996,
                                UNLESS EXTENDED

                            ------------------------

     Paging Network, Inc., a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal" and, together with the Prospectus, the "Exchange Offer"), to exchange up to an aggregate principal amount of $500,000,000 of its registered 10% Senior Subordinated Notes due October 15, 2008 (the "Exchange Notes") for up to an aggregate principal amount of $500,000,000 of its outstanding unregistered 10% Senior Subordinated Notes due October 15, 2008 (the "Outstanding Notes"). The terms of the Exchange Notes are identical in all material respects to those of the Outstanding Notes, except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except for certain interest provisions related to such registration rights. The Exchange Notes will be issued pursuant to, and entitled to the benefits of, the Indenture (as defined herein) governing the Outstanding Notes. The Exchange Notes and the Outstanding Notes are sometimes referred to collectively as the "Notes."

     The Notes are unsecured obligations of the Company and are subordinate in right of payment to all Senior Debt of the Company. As of October 28, 1996, the aggregate amount of Senior Debt outstanding was $24.5 million, and approximately $333.2 million was available for borrowing under the Company's Credit Agreement (as defined herein).


     The Company will accept for exchange any and all Outstanding Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York time, on December 23, 1996, or such later date to which it is extended by the Company in its sole discretion (the "Expiration Date"). The Exchange Offer will not in any event be extended to a date beyond January 31, 1997. Tenders of Outstanding Notes may be withdrawn at any time prior to 5:00 p.m., New York time, on the Expiration Date. If the Company terminates the Exchange Offer and does not accept for exchange any Outstanding Notes with respect to the Exchange Offer, the Company will promptly return the Outstanding Notes to the holders thereof. The Exchange Offer is not conditioned upon any minimum principal amount of Outstanding Notes being tendered for exchange, but is otherwise subject to certain customary conditions. The Outstanding Notes may be tendered only in integral multiples of $1,000.


     SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

                           ------------------------


               The date of this Prospectus is November 12, 1996.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM THE COMPANY. ANY SUCH REQUEST SHOULD BE DIRECTED TO MARY V. HAYNES, VICE PRESIDENT -- INVESTOR AND PUBLIC RELATIONS, PAGING NETWORK, INC., 4965 PRESTON PARK BLVD., SUITE 600, PLANO, TEXAS 75093, TELEPHONE NUMBER (972) 985-4100. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE.

     The Exchange Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Exchange and Registration Rights Agreement dated October 16, 1996 (the "Registration Rights Agreement") by and among the Company, Goldman, Sachs & Co., Salomon Brothers Inc and Bear, Stearns & Co. Inc., as the initial purchasers (the "Initial Purchasers") with respect to the initial sale of the Outstanding Notes. Based on positions taken by the staff of the Securities and Exchange Commission (the "Commission") that have been enunciated in no-action letters issued in Exxon Capital Holdings Corp. (May 13, 1988) and Morgan Stanley & Co. Inc. (June 5, 1991), among others, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by the respective holders thereof (other than any such holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), or (ii) a broker-dealer who acquired Outstanding Notes for resale pursuant to an exemption from the registration requirements of the Securities Act) without compliance with the registration and prospectus delivery provisions under the Securities Act, provided that (A) such Exchange Notes are acquired in the ordinary course of such holders' business, (B) such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes, and (C) as provided in the next paragraph certain broker-dealers will be subject to a prospectus delivery requirement with respect to resales of such Exchange Notes.

     Each holder who is a broker-dealer and who receives Exchange Notes for its own account in exchange for Outstanding Notes that were acquired by it as a result of market making activities or other trading activities (a "Participating Broker-Dealer") will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such Exchange Notes. To date, the staff of the Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the Exchange Offer (other than a resale of an unsold allotment from the sale of the Outstanding Notes to the Initial Purchasers thereof) with the Prospectus contained in the registration statement (the "Exchange Offer Registration Statement"), under the Securities Act, relating to the Exchange Offer. Pursuant to the Registration Rights Agreement, the Company has agreed to permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this Prospectus in connection with the resale of such Exchange Notes. The Company has agreed that, for a period of 90 days after the Exchange Offer has been consummated, it will make this Prospectus, and any amendment or supplement to this Prospectus, available to any broker-dealer that requests such documents in the Letter of Transmittal.

     Prior to the Exchange Offer, there has been no public market for the Exchange Notes. There can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes, the ability of holders to sell the Exchange Notes or the price at which holders would be able to sell the Exchange Notes. The Company does not intend to list the Exchange Notes for trading on any national securities exchange or over-the-counter market system. Future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Historically, the market for securities similar to the Exchange Notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that any market for the Exchange Notes, if such market develops, will not be subject to similar disruptions.

     The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to pay certain expenses incident to the Exchange Offer.

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     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER, OR A SOLICITATION IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS, NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

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

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
Available Information.................................................................     4
Incorporation of Certain Information by Reference.....................................     4
Prospectus Summary....................................................................     6
Risk Factors..........................................................................    14
Use of Proceeds.......................................................................    17
Capitalization........................................................................    18
The Exchange Offer....................................................................    18
Selected Financial and Operating Data.................................................    26
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................    28
Business..............................................................................    34
Description of Senior Debt............................................................    46
Description of the Exchange Notes.....................................................    47
United States Federal Income Tax Consequences of the Exchange of Notes................    65
Plan of Distribution..................................................................    66
Legal Matters.........................................................................    67
Experts...............................................................................    67
Index to Financial Statements.........................................................   F-1

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the Exchange Notes being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Periodic reports, proxy statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. The Commission also maintains a Web site that contains reports, proxy and information statements, and other information regarding the Company at http://www.sec.gov. Copies of such material can be obtained from the Company upon request.

     The Company has agreed to file with the Commission, to the extent permitted, and distribute to holders of the Exchange Notes reports, information and documents specified in Section 13 and 15(d) of the Exchange Act, so long as the Exchange Notes are outstanding, whether or not the Company is subject to such informational requirements of the Exchange Act.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents heretofore filed by the Company with the Commission are hereby incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996; (iii) the Company's Current Report on Form 8-K/A dated April 3, 1995, which includes audited financial statements of Comtech, Inc. -- Paging Division, SNET Paging, Inc. and TNI Associates, Inc. and unaudited pro forma combined condensed financial statements; (iv) the Company's Current Report on Form 8-K dated October 31, 1995, which includes audited financial statements of Celpage, Inc. (Atlanta Branch) and unaudited pro forma combined condensed financial

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statements; (v) the Company's Current Report on Form 8-K dated October 16, 1996;
and (vi) all other reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in (i) above. All documents filed by the Company pursuant to
Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the consummation of the Exchange Offer shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

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                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Holders of the Outstanding Notes should carefully consider the factors set forth in "Risk Factors."

                                  THE COMPANY

     Paging Network, Inc. (the "Company") is the largest provider of paging services in the United States. As of June 30, 1996, the Company had approximately 7.9 million pagers in service in the United States, more than the combined number of pagers in service of the second and third largest U.S. providers of paging services. The Company provides paging services in all 50 states, the District of Columbia, the U.S. Virgin Islands and Puerto Rico, including local paging service in virtually all of the largest 100 markets (in population) in the United States. The Company believes that it is one of the fastest growing major providers of paging and wireless messaging services in the United States and that it has the lowest cost operating structure, which enables it to compete aggressively on price while maintaining high quality service. See "Business -- Strategy."

     The Company's revenues from services, rent and maintenance, plus product sales, less the cost of products sold ("Net Revenues"), and the number of pagers in service with its subscribers have increased rapidly over the past five years. The Company's Net Revenues have grown from $111.2 million in 1990 to $552.6 million in 1995, a compound annual rate of approximately 38%. From January 1, 1990 to December 31, 1995, the number of pagers in service with subscribers of the Company (net of dispositions of paging operations) has grown at a compound annual rate of approximately 49%. From 1990 to 1995, earnings before interest, income taxes, depreciation and amortization ("EBITDA") have increased from $39.3 million to $201.1 million, representing a compound annual growth rate of approximately 39%. (EBITDA is not a measure defined in generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.) See "Business -- General."

     The Company's strategy is to strengthen its industry leadership by continuing to provide superior paging and messaging services at prices generally below those of the competition. The Company intends to significantly increase its market share and the number of paging units in service in its direct and indirect sales channels and its National Accounts Division by focusing on a variety of new products and services. The Company also intends to enhance the overall effectiveness of its nationwide digital transmission network for one-way messaging services. Key components of the Company's strategy include:

     LOW-COST STRUCTURE -- Management believes the key to its success in the paging and wireless communications industry is its ability to provide low-cost, high-quality service. The Company has achieved its status as a low-cost provider because of two primary factors. First, because the Company is one of the largest volume purchasers of pagers and paging infrastructure equipment, it is able to obtain volume discounts not available to many of its competitors. Second, the Company has made investments which improve the efficiency of its operations, including investments in administrative and customer information systems and high-quality, large-capacity transmission systems which allow the Company to serve more customers on fewer frequencies and to operate with less manpower.

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     CONTINUED GROWTH IN CORE PAGING BUSINESS  --  The Company currently provides local, regional and nationwide paging services utilizing primarily numeric display and alphanumeric display pagers, with voice mail available as a supplemental service. The Company is also the exclusive wireless provider of CNN news, sports, and financial market headlines. In 1995, exclusive of acquisitions, pagers in service with subscribers of the Company grew by approximately 2 million units, or 45%. Through a combination of increased penetration and market share gains, the Company believes its core paging business will continue to provide significant future growth.

     SUPERIOR GEOGRAPHIC COVERAGE AND NETWORK INFRASTRUCTURE -- The Company believes that its geographic coverage and state-of-the-art paging network combine to provide a superior paging service. The Company provides paging services in virtually all of the largest 100 markets (in population) in the United States and its paging system reaches more than 90% of the U.S. population. The Company utilizes state-of-the-art network infrastructure equipment which enables it to service a high number of pagers per frequency, lowering the Company's infrastructure expenditure per subscriber.

     SPECTRUM -- The Company believes that it has accumulated sufficient spectrum to accommodate growth across the country for the foreseeable future and considers its extensive spectrum holdings to be one of its most important strategic assets. The Company has five nationwide frequencies for its paging services, more than any other paging provider, and significant local frequencies in the major U.S. markets. In addition, in 1994 the Company acquired three nationwide narrowband personal communication services ("PCS") frequencies in a Federal Communications Commission ("FCC") auction at a cost of $197 million. In 1996 the Company participated in the FCC auction of specialized mobile radio ("SMR") frequency licenses, and ultimately won two to four blocks of two-way spectrum across the United States for a total of $45.6 million. The Company is in the process of purchasing exclusive rights to certain of these SMR frequencies from incumbent operators. Expenditures for such purchases are estimated to total $200 million in 1996 and 1997. Total SMR frequency acquired is expected to approximate three times the frequency acquired in the 1994 PCS auctions.

     The Company will utilize the PCS and SMR frequencies to offer products requiring two-way service, such as VoiceNow(R) and low-cost, nationwide alphanumeric service. To increase network capacity, a paging carrier can either add additional transmitters to the system or utilize additional spectrum. The Company believes utilizing SMR frequencies, rather than adding transmitters, will provide a greater return on investment and allow for significantly greater numbers of subscribers.

     TWO-WAY WIRELESS SERVICES -- The Company is working with Motorola, Inc. and Glenayre Technologies, Inc. to deploy a new nationwide two-way digital transmission network using its PCS and SMR frequencies which it believes will be the highest quality, most extensive and most cost-effective network of its kind in the country. This network will represent the next generation of wireless messaging technology, with greater speed and capacity than existing networks. Management believes that this network and the Company's nationwide frequencies will offer significant strategic opportunities. While paging will remain the Company's core business, this network will be a strategic asset that allows further penetration of the business market with new communications services and new opportunities for growth in the consumer market.

- VOICENOW(R) -- The new two-way network will initially be used primarily for VoiceNow(R), the Company's new digitized voice messaging service, which the Company is currently field testing. Because of its features, the Company believes VoiceNow(R) will appeal to the consumer market not traditionally reached by paging services as well as businesses. VoiceNow(R) subscribers will carry a portable receiver, approximately the same size as an alphanumeric pager, that is capable of receiving, storing and playing brief digitized voice messages. The Company expects to price the VoiceNow(R) service at approximately $9.95 per month for local service plus the lease of the subscriber device. Once technological and marketing tests are complete, the Company intends to begin commercial deployment throughout the country. The Company expects to have several hundred units in service with selected commercial customers by the end of 1996 and a major launch of the product in the first quarter of 1997.

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

- OTHER NEW TWO-WAY WIRELESS SERVICES -- In addition to the traditional paging services and VoiceNow(R), the Company expects to introduce other two-way messaging products, such as a new, low-cost, nationwide alphanumeric paging and data messaging services. The new alphanumeric service is expected to be deployed over the Company's new nationwide two-way network in 1997. The new two-way network uses less spectrum by determining the location of the alphanumeric pager and sending the message via typically the closest transmitter, rather than by all transmitters simultaneously. By utilizing the closest transmitter to send the message the costs of providing nationwide alphanumeric service approximates the cost of providing local alphanumeric service today. The Company expects that this new low-cost system will enable it to provide nationwide alphanumeric service to customers at lower prices and that this will increase the demand for alphanumeric paging and will expand the Company's market position.

     DISTRIBUTION -- The Company believes its distribution channels provide the broadest marketing reach in the industry. The Company uses three distribution channels -- direct, indirect and its National Accounts Division. In the direct channel, the Company leases or sells pagers to customers and charges a monthly fee for paging service. In the indirect channel, the Company sells pagers to third parties and provides paging service at reduced rates. The resellers, in turn, lease or resell the pagers to their own subscribers and resell the Company's paging service under marketing agreements. The reseller is responsible for customer service, billing and other associated expenses. Through its National Accounts Division, the Company partners with other companies that are regional or national in scope with large client bases. These partners market the Company's paging services to their customers or potential customers, with the Company providing a variety of services, which can include pager leasing, customer service, order fulfillment, and billing. Throughout 1995 and 1996 the Company has been selected by a variety of companies to provide these services, including Citizens Telecom, Comcast Cellular, Communications Expo, GTE Telephone Operations ("GTE"), MCI Communications ("MCI"), Sprint TeleCommunications Venture ("Sprint"), and TransNational Communications International. The Company believes these marketing affiliates, which primarily reach the consumer market, also offer an excellent means of selling, distributing and servicing its VoiceNow(R) product.

     INTERNATIONAL EXPANSION -- On April 1, 1996, the Company, with its Canadian partner, Madison Venture Corp., commenced offering paging services in Canada. In September 1996, the Company announced that it had purchased a 25% interest in a Spanish paging company. The Company is considering other opportunities for international expansion. Paging market penetration in many international markets is relatively low, and many such markets have only a small number of existing paging providers. The Company believes that in these areas its strategy of low-cost, high quality service is likely to be successful. The Company's goal is to create a portfolio of international operations. The Company expects to invest up to $100 million in this endeavor through 1998, including approximately $32 million invested to date. Additional investments will depend on such factors as growth rates, new market opportunities and execution of financing plans that maximize value for the Company's stockholders.

                              RECENT DEVELOPMENTS

     On October 24, 1996, the Company reported consolidated Net Revenues for the third quarter of 1996 of $180.8 million and EBITDA of $65 million. EBITDA margins for such period were 36%. The Company added 562,706 net new subscribers in service during the quarter. These results include the impact from the Company's international operations, which accounted for $2.5 million in EBITDA losses and 12,358 net new subscribers in service. The Company's domestic EBITDA margins were 37.5%.

     On October 16, 1996 the Company completed an offering of $500 million of the Outstanding Notes, the net proceeds of which were used to repay approximately $417.2 million of revolving loans and accrued interest under its Credit Agreement, with the balance to be used for frequency acquisitions, capital expenditures and general corporate purposes.

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                               THE EXCHANGE OFFER

THE EXCHANGE NOTES.......The form and terms of the Exchange Notes are identical in all material respects to the terms of the Outstanding Notes for which they may be exchanged pursuant to the Exchange Offer, except for certain transfer restrictions and registration rights relating to the Outstanding Notes and except for certain interest provisions relating to such registration rights described below under "Description of the Exchange Notes."

THE EXCHANGE OFFER.......The Company is offering to exchange up to $500,000,000 aggregate principal amount of its registered 10% Senior Subordinated Notes due October 15, 2008 (the "Exchange Notes") for up to $500,000,000 aggregate principal amount of its outstanding unregistered 10% Senior Subordinated Notes due October 15, 2008 (the "Outstanding Notes"). Outstanding Notes may be exchanged only in integral multiples of $1,000.


EXPIRATION DATE;
  WITHDRAWAL OF TENDER...The Exchange Offer will expire at 5:00 p.m., New York time, on December 23, 1996, or such later date to which it is extended by the Company in its sole discretion (the "Expiration Date"). The Exchange Offer will not in any event be extended to a date beyond January 31, 1997. The tender of Outstanding Notes pursuant to the Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York time, on the Expiration Date. Any Outstanding Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.


CERTAIN CONDITIONS TO
  THE EXCHANGE OFFER.....The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer -- Certain Conditions to the Exchange Offer."

PROCEDURES FOR TENDERING
  OUTSTANDING NOTES......Each holder of Outstanding Notes wishing to accept the
                         Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Outstanding Notes (or a timely confirmation of book-entry transfer of such Outstanding Notes, if such procedure is available) and any other required documentation to the Exchange Agent (as defined) at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it is not engaging in, and does not intend to engage in, a distribution of the Exchange Notes, (iii) it has no arrangement with any person to participate in the distribution of the Exchange Notes and (iv) it is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company.

INTEREST ON THE EXCHANGE
  NOTES..................The Exchange Notes will bear interest from October 16,
                         1996 at the rate of 10% per annum, payable on April 15 and October 15, commencing April 15, 1997, to holders of record on the immediately preceding April 1 and October 1, respectively. Holders of Outstanding Notes whose Outstanding Notes are accepted for exchange will be deemed to have waived
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
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                         the right to receive any payment in respect of interest
                         on the Outstanding Notes.

SPECIAL PROCEDURES FOR
  BENEFICIAL OWNERS..... Any beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Outstanding Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Outstanding Notes, either make appropriate arrangements to register ownership of the Outstanding Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

GUARANTEED DELIVERY
  PROCEDURES............ Holders of Notes who wish to tender their Outstanding
                         Notes and whose Outstanding Notes are not immediately available or who cannot deliver their Outstanding Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, must tender their Outstanding Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

REGISTRATION
  REQUIREMENTS.......... The Company has agreed to use its best efforts to consummate the Exchange Offer to offer holders of the Outstanding Notes an opportunity to exchange their Outstanding Notes for the Exchange Notes which will be issued without legends restricting the transfer thereof. However, if on or before the date of consummation of the Exchange Offer the existing Commission interpretations are changed such that the Exchange Notes would not in general be freely transferable on such date, the Company has agreed, in lieu of effecting registration of the Exchange Notes, to use its best efforts to cause a registration statement under the Securities Act relating to a shelf registration of the Outstanding Notes for resale by holders (the "Resale Registration") to become effective and to remain effective for a period of up to three years after the time and date as of which the Commission declares the Resale Registration effective. See "The Exchange Offer -- Purpose and Effect of the Exchange Offer."

CERTAIN FEDERAL INCOME
  TAX CONSIDERATIONS.... For a discussion of certain federal income tax considerations relating to the exchange of Notes, see "United States Federal Income Tax Consequences of the Exchange of Notes."

USE OF PROCEEDS......... There will be no cash proceeds to the Company from the exchange of Notes pursuant to the Exchange Offer.

EXCHANGE AGENT.......... Fleet National Bank is the Exchange Agent. The address and telephone number of the Exchange Agent are set forth in "The Exchange Offer -- Exchange Agent."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                   SUMMARY DESCRIPTION OF THE EXCHANGE NOTES

SECURITIES.............. $500,000,000 aggregate principal amount of 10% Senior
                         Subordinated Notes due October 15, 2008.

MATURITY DATE........... October 15, 2008.

INTEREST PAYMENT DATES.. April 15 and October 15, commencing April 15, 1997.

OPTIONAL REDEMPTION..... The Exchange Notes will be redeemable, in whole or in part, at the option of the Company at any time on or after October 15, 2001 at the redemption prices set forth herein plus accrued interest to the redemption date.

REPURCHASE OBLIGATION... The Company will be required to offer to repurchase all outstanding Exchange Notes at 101% of principal amount plus accrued interest promptly after the occurrence of a Change of Control (as defined). See "Description of the Exchange Notes -- Covenants -- Change of Control."

MANDATORY SINKING
  FUND.................. None.

RANKING................. The Exchange Notes will be general unsecured obligations of the Company and will be subordinated to all existing and future Senior Debt (as defined) of the Company. The Indenture pursuant to which the Exchange Notes are to be issued will provide that the Company will not incur any debt that is subordinate in right of payment to any Senior Debt of the Company and senior in right of payment to the Exchange Notes. The Exchange Notes will rank pari passu with the Company's 11.75% Senior Subordinated Notes due May 15, 2002, the Company's 8.875% Senior Subordinated Notes due February 1, 2006, and the Company's 10.125% Senior Subordinated Notes due August 1, 2007. See "Description of the Exchange Notes -- Covenants -- Limitation on Certain Debt" and " -- Subordination."

CERTAIN COVENANTS....... The Indenture will contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, engage in transactions with affiliates, sell assets, and engage in mergers and consolidations and other acquisitions. See "Description of the Exchange Notes -- Covenants."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                      SUMMARY FINANCIAL AND OPERATING DATA


     The summary financial data presented below are derived from the audited and unaudited consolidated financial statements of the Company. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 1996, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus and should be read in conjunction with such information and statements. Throughout this section the Company makes reference to EBITDA, which is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is a key performance measure used in the paging industry and is one of the financial measures by which the Company's covenants are calculated under the agreements governing its debt obligations. EBITDA is not a measure defined in generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:


                                                                                                          SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                             JUNE 30,
                                       -------------------------------------------------------------    ---------------------
                                         1991         1992         1993         1994         1995         1995        1996
                                       ---------    ---------    ---------    ---------    ---------    ---------   ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Services, rent and maintenance
  revenues...........................   $145,793     $206,198     $294,979     $389,919     $532,079     $240,310   $325,811
Product sales........................     20,575       51,600       78,915       99,765      113,943       54,756     59,741
                                        --------     --------     --------     --------     --------     --------   --------
Total revenues.......................    166,368      257,798      373,894      489,684      646,022      295,066    385,552
Cost of product sold.................    (13,126)     (35,909)     (62,495)     (78,102)     (93,414)     (44,346)   (50,476)
                                        --------     --------     --------     --------     --------     --------   --------
                                         153,242      221,889      311,399      411,582      552,608      250,720    335,076
Services, rent and maintenance
  expenses...........................     25,093       37,437       57,343       74,453      109,484       48,727     69,561
Selling expenses.....................     21,491       34,135       44,836       60,555       67,561       31,938     39,081
General and administrative
  expenses...........................     49,397       74,754      108,993      136,539      174,432       81,240    102,867
Depreciation and amortization........     41,154       58,683       87,430      107,362      148,997       67,420     96,855
                                        --------     --------     --------     --------     --------     --------   --------
Total operating expenses.............    137,135      205,009      298,602      378,909      500,474      229,325    308,364
                                        --------     --------     --------     --------     --------     --------   --------
Operating income.....................     16,107       16,880       12,797       32,673       52,134       21,395     26,712
Interest expense.....................     25,365       23,638       32,808       53,717      102,846       44,385     59,888
Interest income......................         --           --           --        3,079        6,511           --      2,538
                                        --------     --------     --------     --------     --------     --------   --------
Loss before extraordinary item.......     (9,258)      (6,758)     (20,011)     (17,965)     (44,201)     (22,990)   (30,638)
Extraordinary item(1)................         --      (14,884)          --           --           --           --         --
                                        --------     --------     --------     --------     --------     --------   --------
Net loss.............................   $ (9,258)    $(21,642)    $(20,011)    $(17,965)    $(44,201)    $(22,990)  $(30,638)
                                        ========     ========     ========     ========     ========     ========   ========
Net loss per common share(2):
  Before extraordinary item..........   $  (0.11)    $  (0.06)    $  (0.20)    $  (0.18)    $  (0.43)    $  (0.23)  $  (0.30)
  Extraordinary item.................         --        (0.15)          --           --           --           --         --


CONSOLIDATED BALANCE SHEET DATA:

                                                      DECEMBER 31,                                    JUNE 30, 1996
                             --------------------------------------------------------------    ---------------------------
                               1991         1992         1993         1994          1995         ACTUAL     AS ADJUSTED(3)
                             ---------    ---------    ---------    ---------    ----------    ----------   --------------
                                                                     (IN THOUSANDS)
Total assets...............   $190,645     $304,747     $371,556     $706,008    $1,228,338    $1,218,022     $1,443,772
Long-term obligations,
  including current
  maturities...............    146,029      267,000      342,500      504,000     1,150,000     1,195,516      1,421,266
Total stockholders' equity
  (deficit)................     16,578       (4,818)     (23,366)     (39,908)      (80,784)     (109,233)      (109,233)

--------------------------------------------------------------------------------

OTHER DATA:

                                                                                                      SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                          JUNE 30,
                                        ---------------------------------------------------------   ---------------------
                                          1991        1992        1993        1994        1995        1995        1996
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
Pagers in service (at end of period)... 1,281,643   2,077,954   3,068,569   4,408,842   6,737,907   5,415,269   7,881,764
Pagers in service per employee
  (at end of period)...................       765         778         974       1,103       1,441       1,301       1,500
EBITDA (in thousands).................. $  57,261   $  75,563   $ 100,227   $ 140,035   $ 201,131   $  88,815   $ 123,567
Capital expenditures (in thousands).... $  71,875   $ 145,970   $ 145,625   $ 213,308   $ 312,289   $ 120,400   $ 191,340
EBITDA as a percentage of Net
  Revenues(4)..........................     37.4%       34.1%       32.2%       34.0%       36.4%       35.4%       36.9%
Ratio of earnings to fixed
  charges(5,6).........................        --          --          --          --          --          --          --
Ratio of EBITDA to interest expense....     2.26x       3.20x       3.05x       2.61x       1.96x       2.00x       2.06x
Ratio of long-term obligations,
  including current maturities, to
  EBITDA(7)............................     2.55x       3.53x       3.42x       3.60x       5.72x       4.88x       5.07x
Pro forma ratio of latest twelve
  months' EBITDA to interest
  expense(8)...........................        --          --          --          --          --          --       1.60x
Pro forma ratio of long-term
  obligations to latest twelve months'
  EBITDA(8)............................        --          --          --          --          --          --       6.03x

---------------

(1) Represents an extraordinary charge to terminate certain interest rate swaps and to write-off loan origination fees associated with the Company's prior credit agreement for its senior bank debt.

(2) Per share amounts have been restated to reflect stock splits in 1991, 1993 and 1995.

(3) As adjusted to give effect to the issuance of the Outstanding Notes and the application of the net proceeds thereof. See "Use of Proceeds."

(4) Net Revenues represent revenues from services, rent and maintenance plus product sales less cost of products sold.

(5) Earnings consist of loss before extraordinary item plus fixed charges. Fixed charges consist of interest expense, amortization of debt financing costs, and the portion of rental expense which management believes is representative of the interest component of rental expense. For the years ended December 31, 1991, 1992, 1993, 1994, and 1995, and for the six months ended June 30, 1995 and 1996, earnings were insufficient to cover fixed charges by $9.3 million, $6.8 million, $20.0 million, $18.0 million, $44.2 million, $23.0 million and $30.6 million, respectively.

(6) The pro forma deficiency of earnings available to cover fixed charges for the year ended December 31, 1995 and the six months ended June 30, 1996 is $47.4 million and $33.4 million, respectively, assuming a portion of the net proceeds from the Outstanding Notes was used to repay borrowings under the Credit Agreement as of January 1, 1995 and January 1, 1996, respectively.

(7) The ratios of long-term obligations to EBITDA for the six months ended June 30, 1995 and 1996 have been calculated as long-term obligations outstanding as of June 30, 1995 and 1996 divided by EBITDA for the twelve months ended June 30, 1995 and 1996, respectively.

(8) The pro forma ratio of the latest 12 months' EBITDA to interest expense and the pro forma ratio of long-term obligations to the latest 12 months' EBITDA assume the sale of the Outstanding Notes occurred on July 1, 1995 and that the net proceeds were used to repay borrowings under the Credit Agreement.


--------------------------------------------------------------------------------

                                  RISK FACTORS

     Prior to tendering Outstanding Notes in the Exchange Offer, holders of Outstanding Notes should read this entire Prospectus carefully and should consider, among other things, the risks and the speculative factors inherent in and affecting the Company's business described below and throughout this Prospectus.

SUBSTANTIAL CURRENT AND FUTURE INDEBTEDNESS

     As a result of its rapid growth, the Company has incurred significant amounts of indebtedness. As of October 28, 1996 the Company had $1.4 billion (including the Outstanding Notes) in principal amount of senior subordinated notes outstanding. The Company may make additional borrowings under the Credit Agreement (as defined in "Description of Senior Debt"), although at October 28, 1996 no borrowings were outstanding under the Credit Agreement. In order to continue its growth, the Company anticipates that the incurrence of additional indebtedness will be required to continue to expand its paging business, develop a new nationwide digital transmission network for digitized voice and two-way data messaging services (including its new VoiceNow[Registered Trademark] service), and pursue international opportunities. If the Company's cash flow from operations were to decrease substantially and the Company continued to pursue its growth strategy, the Company could experience difficulty in meeting its debt service requirements without additional financing. However, if the Company's cash flow from operations did decrease substantially, the Company could modify its expansion strategy to reduce or eliminate the need for additional financing. No assurance can be given that, in the event the Company were to require additional financing, such additional financing, debt or equity, would be available to the Company. The Company is not at the present time experiencing difficulty meeting its debt service requirements and does not anticipate that it will have any difficulty meeting its debt service requirements after the issuance of the Exchange Notes contemplated by this Prospectus. See "Description of Senior Debt," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CURRENT AND FUTURE NET LOSSES

     The Company has incurred a net loss in each year except the year ended December 31, 1988, although since 1983 the Company has had EBITDA in each year. (EBITDA is not a measure defined in generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.) A significant contributing factor to these net losses has been the interest expense on borrowings by the Company to fund its growth and, in periods prior to 1991, to make cash distributions to stockholders. For the years ended December 31, 1991, 1992, 1993, 1994 and 1995, the Company had net losses of $9.3 million, $21.6 million, $20.0 million, $18.0 million and $44.2 million, respectively. For the years ended December 31, 1991, 1992, 1993, 1994 and 1995, the Company incurred interest expense of $25.4 million, $23.6 million, $32.8 million, $53.7 million and $102.8 million, respectively. At December 31, 1991 the stockholders' equity of the Company was $16.6 million and at December 31, 1992, 1993, 1994 and 1995, the stockholders' deficit of the Company was $4.8 million, $23.4 million, $39.9 million and $80.8 million, respectively. In addition, due to the Company's strategy of continued growth and geographic expansion, the Company's capital expenditures have exceeded its EBITDA in each year since 1983. The Company expects that this trend will continue in 1996, and possibly in future years, if the Company continues to pursue its growth strategy. See "Selected Financial and Operating Data."

DEFICIENCY OF EARNINGS TO FIXED CHARGES

     Fixed charges of the Company exceeded its earnings before extraordinary item and fixed charges by $9.3 million, $6.8 million, $20.0 million, $18.0 million and $44.2 million for the years ended December 31, 1991, 1992, 1993, 1994 and 1995, respectively. There can be no assurance that the Company's earnings before fixed charges will be sufficient to pay interest on the Notes.

RISKS OF NEW NATIONWIDE NETWORK AND VOICENOW(R)

     The Company will be required to make substantial capital expenditures in order to develop its new nationwide digital transmission network. While the new network may be used to provide a variety of digitized voice and two-way data messaging services, the new network will initially be used primarily for VoiceNow(R), the Company's new digitized voice messaging service. Once technological and marketing tests are complete, the Company intends to begin commercial deployment throughout the country. The Company expects to have several hundred units in service with selected commercial customers by the end of 1996 and a major launch of the product in the first quarter of 1997. The Company currently estimates that the capital expenditures to build the two-way network, exclusive of the costs of acquiring other frequencies and of VoiceNow(R) subscriber devices, may total approximately $200 million over 1996 and 1997. However, these capital expenditures could be significantly higher based on several factors, including the cost of equipment and the design and configuration of the network. Because VoiceNow(R) is a new service, it has no existing market, and there can be no assurance that a market for VoiceNow(R) will develop. In addition, the network requires the use of new technology, and there can be no assurance that such technology can be successfully applied to the new network.

COMPETITION AND TECHNOLOGICAL CHANGE

     The Company faces direct competition in all the locations in which it operates. VoiceNow(R) will compete with other existing and future messaging services and broadband PCS operators. Some of the Company's competitors, which include certain Regional Bell Operating Companies, possess greater financial and other resources than the Company. In addition, future technological advances in the telecommunications industry could create new services or products competitive with the paging services currently provided by the Company. Moreover, as the Company introduces new product lines, some of its existing customers may upgrade from its other products. There can be no assurance that the Company would not be adversely affected in the event of such competition or as a result of technological change. See "Business -- Competition."

GOVERNMENT REGULATION/COST OF ADDITIONAL FREQUENCIES

     The paging industry is subject to regulation by the FCC and various state regulatory agencies. There can be no assurance that those agencies will not adopt regulations or take other actions that would adversely affect the business of the Company. See "Business -- Regulation." The FCC requires many of those seeking new frequencies, including the Company and its competitors, to purchase them through an auction process where more than one person seeks the same frequency or there are otherwise conflicting applications. In addition, the Company may purchase additional frequencies from third parties. The Company cannot predict the cost of acquiring additional frequencies in the future.

SUBORDINATION OF DEBT SECURITIES

     The Outstanding Notes are, and the Exchange Notes will be, subordinated obligations of the Company. By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of the Notes may recover more, ratably, than the holders of the Notes. See "Description of the Exchange Notes -- Subordination." Claims of creditors of the Company's subsidiaries will generally have priority with respect to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness, including the Exchange Notes.

INTERNATIONAL OPERATIONS

     The Company's international operations are subject to certain political, economic and other uncertainties, including, among others, risks of war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange and currency restrictions, changing political conditions and other risks relating to foreign governmental sovereignty.

HOLDING COMPANY STRUCTURE

     The Company is a holding company which derives all of its operating income and cash flow from its subsidiaries. The Company must rely entirely upon distributions from its subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal and interest on the Notes. The ability of the Company's subsidiaries to make such payments will be subject to, among other things, applicable state laws. Claims of creditors of the Company's subsidiaries will generally have priority with respect to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness. The capital stock of the Company's domestic subsidiaries (as well as the assets of the Company and its domestic subsidiaries) is pledged to the Company's bank lenders to secure the Company's obligations under the Credit Agreement. The Indenture will, among other things, limit the amount of debt that may be incurred by the Company and its subsidiaries. However, these limitations are subject to a number of important qualifications. See "Description of the Exchange Notes -- Covenants."

LIMITED MARKET FOR THE NOTES

     Prior to the Exchange Offer, there has been no public market for the Outstanding Notes. There can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes, the ability of holders to sell the Exchange Notes, or the price at which holders would be able to sell the Exchange Notes. The Company does not intend to list the Exchange Notes for trading on any national securities exchange or over-the-counter market system. Future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results, and the market for similar securities. Historically, the market for securities similar to the Exchange Notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities.

     The Outstanding Notes are currently eligible for quotation through the Private Offerings, Resales and Trading Through Automated Linkages System ("PORTAL") of the National Association of Securities Dealers, Inc. Prior to the date hereof, there has been only a limited private trading market for the Outstanding Notes. To the extent Outstanding Notes are tendered and accepted in the exchange, the principal amount of remaining Outstanding Notes will decrease. Following the consummation of the Exchange Offer, holders of the Outstanding Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Outstanding Notes could be adversely affected.

FORWARD LOOKING STATEMENTS

     Certain statements contained in this Prospectus, such as those concerning future financial performance and growth, are not historical facts. Such forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those set forth in the forward-looking statements. Among the factors that could cause actual future results to differ materially from those indicated by the forward-looking statements are competitive pressures, timing and techniques used in marketing by third-party distributors and acceptance of the Company's services in the marketplace.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive, in exchange, Outstanding Notes in like principal amount. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Outstanding Notes, except as otherwise described herein under "The Exchange Offer -- Terms of the Exchange Offer." The Outstanding Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the outstanding debt of the Company.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1996, and as adjusted to give effect to the issuance of the Outstanding Notes on October 16, 1996 and the application of $417.2 million of the net proceeds thereof to repay borrowings outstanding and accrued interest under the Credit Agreement. The issuance of the Exchange Notes will not result in any increase in the outstanding debt of the Company. See "Use of Proceeds." This information should be read in conjunction with the Company's Consolidated Financial Statements and related notes appearing elsewhere in this Prospectus.

                                                                       SEPTEMBER 30, 1996
                                                                   ---------------------------
                                                                     ACTUAL        AS ADJUSTED
                                                                   ----------      -----------
                                                                     (DOLLARS IN THOUSANDS)
Long-term obligations(1):
  Borrowings under the Credit Agreement(2)......................   $  403,250      $        --
  11.75% Senior Subordinated Notes due May 15, 2002(3)..........      200,000          200,000
  8.875% Senior Subordinated Notes due February 1, 2006.........      300,000          300,000
  10.125% Senior Subordinated Notes due August 1, 2007..........      400,000          400,000
  10% Senior Subordinated Notes due October 15, 2008............           --          500,000
  Other.........................................................       25,697           25,697
                                                                   ----------       ----------
       Total long-term obligations..............................    1,328,947        1,425,697
Stockholders' deficit(4):
  Common stock, $.01 par value (250,000,000 shares authorized;
     102,534,887 shares outstanding)............................        1,026            1,026
  Paid-in capital...............................................      124,084          124,084
  Accumulated deficit...........................................     (256,139)        (256,139)
                                                                   ----------       ----------
       Total stockholders' deficit..............................     (131,029)        (131,029)
                                                                   ----------       ----------
Total capitalization............................................   $1,197,918      $ 1,294,668
                                                                   ==========       ==========

---------------

(1) See Note 4 of Notes to Consolidated Financial Statements for the years ended December 31, 1995 and 1994.
(2) At October 28, 1996, the Company had no revolving indebtedness outstanding under the Credit Agreement.
(3) The Company anticipates that it will redeem the 11.75% Senior Subordinated Notes due May 15, 2002 on May 15, 1997, the first date on which such Notes may be redeemed at the option of the Company.
(4) The Company has authorized 25,000,000 shares of preferred stock, $0.01 par value per share. At September 30, 1996 there were no preferred shares issued or outstanding.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     In connection with the sale of the Outstanding Notes on October 16, 1996, the Company and the Initial Purchasers entered into an Exchange and Registration Rights Agreement ("Registration Rights Agreement"), pursuant to which the Company agreed (i) to file with the Commission, within 30 days following the closing of the issue of the Outstanding Notes to the Initial Purchasers (the "Closing"), an Exchange Offer Registration Statement relating to the Exchange Offer, pursuant to which securities substantially identical to the Outstanding Notes (except that such securities will not contain terms with respect to the special interest payments described below or transfer restrictions) would be offered in exchange for Outstanding Notes tendered at the option of the holders thereof and (ii) to use its best efforts to cause the Exchange Offer Registration Statement to become effective as soon as practicable, but no later than 75 days following the Closing.

     If on or before the date of consummation of the Exchange Offer the existing Commission interpretations are changed such that the Exchange Notes would not in general be freely transferable on such date, the Company has agreed, in lieu of effecting registration of the Exchange Notes, to use its best efforts to cause a registration statement under the Securities Act relating to a shelf registration of the Outstanding Notes for resale by holders (the "Resale Registration") to become effective and to remain effective for a period of up to three years after the time and date as of which the Commission declares the Resale Registration effective. The Company would, in the event of the Resale Registration, provide to the holders of the Outstanding Notes copies of the prospectus that is a part of the registration statement filed in connection with the Resale Registration, notify such holders when the Resale Registration for the Outstanding Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Outstanding Notes.

     The interest rate on the Outstanding Notes is subject to increase under certain circumstances if the Company is not in compliance with its obligations under the Registration Rights Agreement. See "Description of the Exchange Notes -- Registration Rights; Exchange Offer." Unless the context requires otherwise, the term "holder" with respect to the Exchange Offer means the registered holder of the Outstanding Notes or any other person who has obtained a properly completed bond power from the registered holder.

     Each holder of the Outstanding Notes who wishes to exchange such Outstanding Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it or any person or entity designated by such holder to receive Exchange Notes ("designated holder") will be acquired in the ordinary course of its (or any designated holder's) business, (ii) it (or any designated holder) is not engaging in, and does not intend to engage in, a distribution of the Exchange Notes, (iii) it (or any designated holder) has no arrangement with any person to participate in the distribution of the Exchange Notes and (iv) it (or any designated holder) is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company, or, if it (or any designated holder) is an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act.

RESALE OF EXCHANGE NOTES

     Based on positions taken by the staff of the Commission that have been enunciated in no-action letters issued to third parties, the Company believes that, except as described below, Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by the holders thereof (other than any holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, or (ii) a broker-dealer who acquired Outstanding Notes for resale pursuant to an exemption from the registration requirements of the Securities Act) without compliance with the registration and prospectus delivery requirements under the Securities Act, provided that (A) such Exchange Notes are acquired in the ordinary course of such holders' business, (B) such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes, and (C) as provided in the next paragraph certain broker-dealers will be subject to a prospectus delivery requirement with respect to resales of such Exchange Notes. Holders who tender Outstanding Notes in the Exchange Offer with the intention or for the purpose of participating in a distribution of the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the Exchange Notes (unless an exemption from such requirements is otherwise available).

     Each holder who is a broker-dealer and who receives Exchange Notes for its own account in exchange for Outstanding Notes that were acquired by it as a result of market making activities or other trading activities (a "Participating Broker-Dealer") will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such Exchange Notes. To date, the staff of the Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the Exchange Offer (other than a resale of an unsold allotment from the sale of the Outstanding Notes to the Initial Purchasers thereof) with the Prospectus contained in the Exchange Offer Registration Statement. Pursuant to the Registration Rights Agreement, the Company has agreed to permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this Prospectus in connection with the resale of such Exchange Notes. The Company has agreed that, for a period of 90 days after the Exchange Offer has been consummated, it will make this Prospectus, and any amendment or supplement to this Prospectus, available to any broker-dealer that requests such documents in the Letter of Transmittal.

     This Prospectus may be used for an offer to resell, resale or other retransfer of Exchange Notes only as specifically set forth herein. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept for exchange any and all Outstanding Notes properly tendered and not withdrawn prior to 5:00 p.m., New York time, on the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Outstanding Notes surrendered pursuant to the Exchange Offer. Outstanding Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the Exchange Notes will be the same as the form and terms of the Outstanding Notes, except that the Exchange Notes will be registered under the Securities Act and hence will not bear legends restricting the transfer thereof and will not have the benefit of any registration rights agreements or special interest provisions relating thereto. The Exchange Notes will evidence the same debt as the Outstanding Notes. The Exchange Notes will be issued under and entitled to the benefits of the Indenture dated as of July 15, 1995 between the Company, and Shawmut Bank, N.A. and Second Supplemental Indenture dated as of October 15, 1996, between the Company and Fleet National Bank, as successor to Shawmut Bank, N.A. (the "Trustee") (the Indenture and Second Supplemental Indenture being referred to herein as the "Indenture"), which also authorized the issuance of the Outstanding Notes, such that both series will be treated as a single class of debt securities under the Indenture.

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Outstanding Notes being tendered for exchange. Holders of Outstanding Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer.

     As of the date of this Prospectus, $500,000,000 aggregate principal amount of the Outstanding Notes are outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Outstanding Notes. There will be no fixed record date for determining registered holders of Outstanding Notes entitled to participate in the Exchange Offer.

     The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. Outstanding Notes which are not tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the Indenture and the Registration Rights Agreement.

     The Company shall be deemed to have accepted for exchange properly tendered Outstanding Notes when, as and if the Company gives oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from the Company. The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Outstanding Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions specified below under "-- Certain Conditions to the Exchange Offer."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


     The term "Expiration Date" shall mean 5:00 p.m., New York time on December 23, 1996, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean 5:00 p.m., New York time, on the latest date to which the Exchange Offer is extended. The Exchange Offer will not in any event be extended beyond January 31, 1997.


     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders of Outstanding Notes an announcement thereof, each prior to 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date.

     The Company reserves the right, in its sole discretion, (i) to delay accepting for exchange any Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "-- Certain Conditions to the Exchange Offer" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of Outstanding Notes. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company may extend the Exchange Offer if the Company determines that an extension is appropriate, depending upon the significance of the amendment and the manner of disclosure to the registered holders.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest from October 16, 1996 at a rate of 10% per annum, payable on April 15 and October 15, commencing April 15, 1997. Holders of Outstanding Notes whose Outstanding Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Outstanding Notes.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange any Exchange Notes for, any Outstanding Notes, and may terminate the Exchange Offer as provided herein before the acceptance of any Outstanding Notes for exchange, if:

          (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the Company's reasonable judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

          (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the Commission, which, in the Company's reasonable judgment, might materially impair the ability of the Company to proceed with the Exchange Offer; or

          (c) any governmental approval has not been obtained, which approval the Company shall reasonably deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable judgment. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, the Company will not accept for exchange any Outstanding Notes tendered, and no Exchange Notes will be issued in exchange for any such Outstanding Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part.

PROCEDURES FOR TENDERING

     Only a holder of Outstanding Notes may tender such Outstanding Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signature thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent prior to 5:00 p.m., New York time, on the Expiration Date. In addition, either (i) Outstanding Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of book-entry transfer (a "Book-Entry Confirmation") of such Outstanding Notes, if such procedure is available, into the Exchange Agent's account at the Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "-- Exchange Agent" prior to 5:00 p.m., New York time, on the Expiration Date.

     The tender by a holder which is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF OUTSTANDING NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTERS OF TRANSMITTAL OR OUTSTANDING NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder of Outstanding Notes to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Outstanding Notes, either make appropriate arrangements to register ownership of the Outstanding Notes in such owner's name or obtain a properly completed bond power from the registered holder of Outstanding Notes. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

     Signatures on a Letter of Transmittal or a notice of withdrawal described below, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Outstanding Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantor must be a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of a recognized signature guarantee program (an "Eligible Institution").

     If the Letter of Transmittal is signed by a person other than the registered holder of any Outstanding Notes listed therein, such Outstanding Notes must be endorsed or accompanied by a properly completed bond power, in each case signed by such registered holder as such registered holder's name appears on such Outstanding Notes with the signature thereon guaranteed by an Eligible Institution.

     If the Letter of Transmittal (or any Outstanding Notes) or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Outstanding Notes and withdrawal of tendered Outstanding Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Outstanding Notes not properly tendered or any Outstanding Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     In all cases, issuance of Exchange Notes for Outstanding Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of Outstanding Notes or a timely Book-Entry Confirmation of such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. For purposes of the Exchange Offer, the Company shall be deemed to have accepted tendered Outstanding Notes when, as and if the Company has given written and oral notice thereof to the Exchange Agent. If any tendered Outstanding Notes are not exchanged pursuant to the the Exchange Offer for any reason or if Outstanding Notes are submitted for a greater principal amount than the holder desires to exchange, such unacceptable or non-exchanged Outstanding Notes will be returned without expense to the tendering holder thereof (or, in the case of Outstanding Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Outstanding Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Outstanding Notes by causing the Book-Entry Transfer Facility to transfer such Outstanding Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date or, if the guaranteed delivery procedures described below are to be complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Outstanding Notes and (i) whose Outstanding Notes are not immediately available, or (ii) who cannot deliver their Outstanding Notes, the Letter of Transmittal or any other required documents to the Exchange Agent on or prior to the Expiration Date, or (iii) who are unable to complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

          (a) The tender is made through an Eligible Institution;

          (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the registered number(s) of such Outstanding Notes and the principal amount of Outstanding Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three (3) New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the Outstanding Notes or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited with the Exchange Agent; and

          (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as all tendered Outstanding Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within three (3) New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Outstanding Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Outstanding Notes may be withdrawn at any time prior to 5:00 p.m., New York time, on the Expiration Date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address set forth below under "-- Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Outstanding Notes to be withdrawn, identify the Outstanding Notes to be withdrawn (including the principal amount of such Outstanding Notes), and (where certificates for Outstanding Notes have been transmitted) specify the name in which such Outstanding Notes were registered, if different from that of the withdrawing holder. If certificates for Outstanding Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Outstanding Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Outstanding Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Outstanding Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Outstanding Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Outstanding Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Outstanding Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Outstanding Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering" above at any time on or prior to the Expiration Date.


EXCHANGE AGENT

     Fleet National Bank has been appointed as Exchange Agent of the Exchange
Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for the Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

  By Mail/Overnight Courier:              By Hand:                     By Facsimile:
      Fleet National Bank            Fleet National Bank              (860) 986-7908
  Corporate Trust Operations     c/o First Chicago Trust Co.    (For Eligible Institutions Only)
   777 Main Street, MSN 224       14 Wall Street, 8th Floor        Confirm by Telephone:
      Hartford, CT 06115                Window No. 2                  (860) 986-1271
    Attn: Patricia Williams          New York, NY 10005


FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitations may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to broker-dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $300,000. Such expenses include registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees, printing costs and related fees and expenses.

TRANSFER TAXES

     The Company will pay all transfer taxes, if any, applicable to the exchange of Outstanding Notes pursuant to the Exchange Offer. If, however, Exchange Notes or Outstanding Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of Outstanding Notes tendered, or if tendered Outstanding Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Outstanding Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Outstanding Notes who do not exchange their Outstanding Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer applicable to such Outstanding Notes, as set forth in the legend thereon, as a consequence of the issuance of the Outstanding Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Outstanding Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Outstanding Notes under the Securities Act.


                     SELECTED FINANCIAL AND OPERATING DATA

     The following selected financial data for the five years ended December 31, 1995 are derived from the audited Consolidated Financial Statements of the Company. The financial data for the six-month periods ended June 30, 1995 and 1996, are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 1996, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data presented below should be read in conjunction with the Company's
Consolidated Financial Statements, related notes and other financial information included or incorporated herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Throughout this section the Company makes reference to EBITDA, which is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is a key performance measure used in the paging industry and is one of the financial measures by which the Company's covenants are calculated under the agreements governing its debt obligations. EBITDA is not a measure defined in generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

                                                                                                          SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                             JUNE 30,
                                       -------------------------------------------------------------    ---------------------
                                         1991         1992         1993         1994         1995         1995        1996
                                       ---------    ---------    ---------    ---------    ---------    ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Services, rent and maintenance
  revenues...........................   $145,793     $206,198     $294,979     $389,919     $532,079     $240,310   $325,811
Product sales........................     20,575       51,600       78,915       99,765      113,943       54,756     59,741
                                        --------     --------     --------     --------     --------     --------   --------
Total revenues.......................    166,368      257,798      373,894      489,684      646,022      295,066    385,552
Cost of product sold.................    (13,126)     (35,909)     (62,495)     (78,102)     (93,414)     (44,346)   (50,476)
                                        --------     --------     --------     --------     --------     --------   --------
                                         153,242      221,889      311,399      411,582      552,608      250,720    335,076
Services, rent and maintenance
  expenses...........................     25,093       37,437       57,343       74,453      109,484       48,727     69,561
Selling expenses.....................     21,491       34,135       44,836       60,555       67,561       31,938     39,081
General and administrative
  expenses...........................     49,397       74,754      108,993      136,539      174,432       81,240    102,867
Depreciation and amortization........     41,154       58,683       87,430      107,362      148,997       67,420     96,855
                                        --------     --------     --------     --------     --------     --------   --------
Total operating expenses.............    137,135      205,009      298,602      378,909      500,474      229,325    308,364
                                        --------     --------     --------     --------     --------     --------   --------
Operating income.....................     16,107       16,880       12,797       32,673       52,134       21,395     26,712
Interest expense.....................     25,365       23,638       32,808       53,717      102,846       44,385     59,888
Interest income......................         --           --           --        3,079        6,511           --      2,538
                                        --------     --------     --------     --------     --------     --------   --------
Loss before extraordinary item.......     (9,258)      (6,758)     (20,011)     (17,965)     (44,201)     (22,990)   (30,638)
Extraordinary item(1)................         --      (14,884)          --           --           --           --         --
                                        --------     --------     --------     --------     --------     --------   --------
Net loss.............................   $ (9,258)    $(21,642)    $(20,011)    $(17,965)    $(44,201)    $(22,990)  $(30,638)
                                        ========     ========     ========     ========     ========     ========   ========
Net loss per common share(2):
  Before extraordinary item..........   $  (0.11)    $  (0.06)    $  (0.20)    $  (0.18)    $  (0.43)    $  (0.23)  $  (0.30)
  Extraordinary item.................         --        (0.15)          --           --           --           --         --



CONSOLIDATED BALANCE SHEET DATA:

                                                      DECEMBER 31,                                    JUNE 30, 1996
                             --------------------------------------------------------------    ---------------------------
                               1991         1992         1993         1994          1995         ACTUAL     AS ADJUSTED(3)
                             ---------    ---------    ---------    ---------    ----------    ----------   --------------
                                                           (IN THOUSANDS)
Total assets...............   $190,645     $304,747     $371,556     $706,008    $1,228,338    $1,218,022     $1,443,772
Long-term obligations,
  including current
  maturities...............    146,029      267,000      342,500      504,000     1,150,000     1,195,516      1,421,266
Total stockholders' equity
  (deficit)................     16,578       (4,818)     (23,366)     (39,908)      (80,784)     (109,233)      (109,233)



OTHER DATA:


                                                                                                      SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                          JUNE 30,
                                        ---------------------------------------------------------   ---------------------
                                          1991        1992        1993        1994        1995        1995        1996
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
Pagers in service (at end of period)... 1,281,643   2,077,954   3,068,569   4,408,842   6,737,907   5,415,269   7,881,764
Pagers in service per employee (at end
  of period)...........................       765         778         974       1,103       1,441       1,301       1,500
EBITDA (in thousands).................. $  57,261   $  75,563   $ 100,227   $ 140,035   $ 201,131   $  88,815   $ 123,567
Capital expenditures (in thousands).... $  71,875   $ 145,970   $ 145,625   $ 213,308   $ 312,289   $ 120,400   $ 191,340
EBITDA as a percentage of Net
  Revenues(4)..........................     37.4%       34.1%       32.2%       34.0%       36.4%       35.4%       36.9%
Ratio of earnings to fixed
  charges(5, 6)........................        --          --          --          --          --          --          --
Ratio of EBITDA to interest expense....     2.26x       3.20x       3.05x       2.61x       1.96x       2.00x       2.06x
Ratio of long-term obligations,
  including current maturities, to
  EBITDA(7)............................     2.55x       3.53x       3.42x       3.60x       5.72x       4.88x       5.07x
Pro forma ratio of latest twelve
  months' EBITDA to interest
  expense(8)...........................        --          --          --          --          --          --       1.60x
Pro forma ratio of long-term
  obligations to latest twelve months'
  EBITDA(8)............................        --          --          --          --          --          --       6.03x

---------------

(1) Represents an extraordinary charge to terminate certain interest rate swaps and to write-off loan origination fees associated with the Company's prior credit agreement for its senior bank debt.

(2) Per share amounts have been restated to reflect stock splits in 1991, 1993 and 1995.

(3) As adjusted to give effect to the issuance of the Outstanding Notes and the application of the net proceeds thereof. See "Use of Proceeds."

(4) Net Revenues represent revenues from services, rent and maintenance plus product sales less cost of products sold.

(5) Earnings consist of loss before extraordinary item plus fixed charges. Fixed charges consist of interest expense, amortization of debt financing costs, and the portion of rental expense which management believes is representative of the interest component of rental expense. For the years ended December 31, 1991, 1992, 1993, 1994, and 1995, and for the six months ended June 30, 1995 and 1996, earnings were insufficient to cover fixed charges by $9.3 million, $6.8 million, $20.0 million, $18.0 million, $44.2 million, $23.0 million and $30.6 million, respectively.

(6) The pro forma deficiency of earnings available to cover fixed charges for the year ended December 31, 1995 and the six months ended June 30, 1996 is $47.4 million and $33.4 million, respectively, assuming a portion of the net proceeds from the Outstanding Notes was used to repay borrowings under the Credit Agreement as of January 1, 1995 and January 1, 1996, respectively.

(7) The ratios of long-term obligations to EBITDA for the six months ended June 30, 1995 and 1996 have been calculated as long-term obligations outstanding as of June 30, 1995 and 1996 divided by EBITDA for the twelve months ended June 30, 1995 and 1996, respectively.

(8) The pro forma ratio of the latest 12 months' EBITDA to interest expense and the pro forma ratio of long-term obligations to the latest 12 months' EBITDA assume the sale of the Outstanding Notes occurred on July 1, 1995 and that the net proceeds were used to repay borrowings under the Credit Agreement.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion of the consolidated financial condition and results of operations of the Company for the three years ended December 31, 1995 and the six months ended June 30, 1995 and 1996. It should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes included elsewhere in this Prospectus. Throughout this section the Company makes reference to EBITDA, which is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is a key performance measure used in the paging industry and is one of the financial measures by which the Company's covenants are calculated under the agreements governing its debt obligations. EBITDA is not a measure defined in generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance in accordance with generally accepted accounting principles.

RESULTS OF OPERATIONS

     The following table presents certain items in the Consolidated Statements of Operations as a percentage of revenues from services, rent and maintenance plus product sales less the cost of products sold ("Net Revenues") for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996.

                                                                                  SIX MONTHS
                                                   YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                                  -------------------------     ---------------
                                                  1993      1994      1995      1995      1996
                                                  -----     -----     -----     -----     -----
Net Revenues....................................  100.0%    100.0%    100.0%    100.0%    100.0%
Operating expenses:
  Services, rent and maintenance................   18.4      18.1      19.8      19.4      20.7
  Selling.......................................   14.4      14.7      12.2      12.8      11.7
  General and administrative....................   35.0      33.2      31.6      32.4      30.7
  Depreciation and amortization.................   28.1      26.1      27.0      26.9      28.9
                                                  -----     -----     -----     -----     -----
Operating income................................    4.1       7.9       9.4       8.5       8.0
Net loss........................................   (6.4)     (4.4)     (8.0)     (9.2)     (9.1)
EBITDA..........................................   32.2      34.0      36.4      35.4      36.9

SIX MONTHS ENDED JUNE 30, 1996 AND JUNE 30, 1995

     Net Revenues for the six months ended June 30, 1996 increased 33.6% over the same period ended June 30, 1995. Revenues from service, rent and maintenance, which the Company considers its primary business, increased 35.6% to $325.8 million for the six months ended June 30, 1996 compared to $240.3 million for the six months ended June 30, 1995. The increase was primarily due to continued growth in the number of pagers in service with subscribers of the Company. The number of pagers in service with subscribers at June 30, 1996 was 7,881,764, compared to 5,415,269 pagers in service with subscribers at June 30, 1995, an increase of 45.5%. Contributing to the growth in the number of pagers in service with subscribers is the Company's expanding local and national third-party reseller customer base, which includes the impact of the Company's National Accounts Division. The Company's National Accounts Division represents a new distribution strategy which gives the Company an opportunity to reach into broader markets, including consumers, by partnering with large companies that are regional or national in scope and have large client bases. In addition, the Company's National Accounts Division includes customer relationships with national resellers, where it sells pagers to major third parties and provides paging service at reduced rates. The resellers, in turn, lease or resell the pagers to their own subscribers and resell the Company's paging service under marketing agreements. As the Company increases reliance on distribution of pagers and paging services through resellers and marketing affiliates, the Company may experience increased variability in quarterly results relating to the net addition of pagers.

     Product sales, less cost of products sold, remained relatively flat for the six month periods ended June 30, 1996 and 1995 ($9.3 million and $10.4 million, respectively).

     Services, rent and maintenance expenses increased 42.8% to $69.6 million (20.7% of Net Revenues) for the six months ended June 30, 1996, compared to $48.7 million (19.4% of Net Revenues) for the six months ended June 30, 1995. This increase in services, rent and maintenance expenses and the increase as a percentage of Net Revenues were a result of growth in the number of pagers in service with subscribers of the Company, expenses associated with an increase in transmitter sites in order to ensure reliable transmission of enhanced messaging services, and expansion of the nationwide transmission networks.

     For the six months ended June 30, 1996, selling expenses increased 22.4% to $39.1 million (11.7% of Net Revenues) from $31.9 million (12.8% of Net Revenues) for the six months ended June 30, 1995. This increase resulted from the addition of sales personnel to support continued growth in both Net Revenues and the number of pagers in service with subscribers. The decline in selling expenses as a percentage of Net Revenues is primarily attributable to the expansion of local and national third-party resellers, for which the Company incurred less selling costs on units placed in service through this channel than through the direct channel. In addition, since sales commissions are paid at the time a new unit is placed in service and not in subsequent months when the unit continues to generate revenue, the Company's continued growth in the number of pagers in service results in the decline in selling expenses as a percentage of the Net Revenues.

     General and administrative expenses increased 26.6% to $102.9 million (30.7% of Net Revenues) for the six months ended June 30, 1996, compared to $81.2 million (32.4% of Net Revenues) for six months ended June 30, 1995. The increase in general and administrative expenses occurred to support the growth in the number of pagers in service with subscribers of the Company. The decline in general and administrative expenses as a percentage of Net Revenues is primarily attributable to the improved revenue performance of operations opened in 1992 through 1994. Historically, domestic start-up operations have typically required three to four years to achieve results similar to the Company's more mature operations.

     Depreciation and amortization expenses increased 43.7% to $96.9 million (28.9% of Net Revenues) for the first six months of 1996 compared to $67.4 million (26.9% of Net Revenues) for the first six months of 1995. The increases in depreciation and amortization expenses were primarily attributable to the increase in the number of pagers owned by the Company and leased to subscribers; the increase in other paging equipment, primarily in the number of transmitters, to support the increase in the number of units in service with subscribers; and the acquisitions discussed in Note 7 to the consolidated financial statements.

     Operating income increased from $21.4 million for the six months ended June 30, 1995 to $26.7 million for the six months ended June 30, 1996.

     As a result of the above factors, for the six months ended June 30, 1996, EBITDA increased 39.1% to $123.6 million (36.9% of Net Revenues) compared to $88.8 million (35.4% of Net Revenues) for the corresponding period in 1995. EBITDA and the percent of Net Revenues were negatively impacted by the start-up operations in the Company's international operations. For the six months ended June 30, 1996, domestic EBITDA increased 41.8% to $125.9 million (37.6% of Net Revenues).

     Interest expense increased $15.5 million for the six month period ended June 30, 1996, as compared to the corresponding period in 1995, due to a higher average level of indebtedness outstanding in 1996. The average level of indebtedness outstanding during the six months ended June 30, 1996 was approximately $1.2 billion compared to approximately $721.5 million outstanding during the six months ended June 30, 1995.

     Interest income for the six months ended June 30, 1996 was $2.5 million. The interest income was a result of investing the net proceeds of the 10.125% Senior Subordinated Notes issued in July 1995.

YEARS ENDED DECEMBER 31, 1995, DECEMBER 31, 1994 AND DECEMBER 31, 1993

     Net Revenues for the year ended December 31, 1995 were $552.6 million, an increase of 34.3% over $411.6 million for the year ended December 31, 1994. Net Revenues for the year ended December 31, 1994 increased 32.2% from $311.4 million for the year ended December 31, 1993. Revenues from services, rent and maintenance, which the Company considers its primary business, increased 36.5% to $532.1 million for the year ended December 31, 1995, compared to $389.9 million for the year ended December 31, 1994. Services, rent and maintenance revenues for the year ended December 31, 1994 increased 32.2% from $295.0 million for the year ended December 31, 1993. These increases were primarily due to continued growth in the number of pagers in service with subscribers of the Company. The number of pagers in service with subscribers at December 31, 1995, 1994 and 1993 was 6,737,907, 4,408,842, and 3,068,569, respectively. The increase in the pagers in service with subscribers from December 31, 1994 to December 31, 1995 and from December 31, 1993 to December 31, 1994 was 52.8% and 43.7%, respectively. The net gains in pagers in service in 1995 was 2,329,065, which includes the impact of the Company's National Accounts Division and approximately 343,000 pagers from the acquisition of certain paging assets of Comtech, Inc. -- Paging Division ("Comtech"); SNET Paging, Inc. and its wholly owned subsidiary, TNI Associates, Inc. ("SNET Paging"); PageAmerica of California; PageAmerica of Florida; Page Florida; International Paging Corp.; and Celpage, Inc. -- Atlanta Branch ("Celpage"). The Company's National Accounts Division represents a new distribution strategy which gives the Company an opportunity to reach into a broader market, including consumers, by partnering with large companies that are regional or national in scope and have large client bases. In addition, the Company's National Accounts Division includes customer relationships with national resellers, where it sells pagers to major third parties and provides paging service at reduced rates. The resellers, in turn, lease or resell the pagers to their own subscribers and resell the Company's paging service under marketing agreements.

     Product sales, less cost of products sold, was relatively flat for the year ended December 31, 1995 compared to the year ended December 31, 1994.
Product sales, less cost of products sold, were $20.5 million (3.7% of Net Revenues) for 1995 compared to $21.7 million (5.3% of Net Revenues) for 1994. Product sales, less cost of products sold, were $16.4 million (5.3% of Net Revenues) for the year ended December 31, 1993. The increase in product sales, less cost of products sold, from 1993 to 1994 was primarily attributable to the Company's continued expansion through indirect sales channels, which accounted for 1,994,867 and 1,204,850 pagers in service with subscribers at December 31, 1994 and 1993, respectively, an increase of 65.6%. The decline in product sales, less cost of products sold, as a percentage of Net Revenues in 1995 is primarily attributable to a lower product sales margin being derived in 1995 than in 1994 as a result of more competitive pricing for product sales. Management expects this competitive pricing trend to continue in 1996.

     Services, rent and maintenance expenses for the year ended December 31, 1995 increased 47.1% to $109.5 million (19.8% of Net Revenues) compared to $74.5 million (18.1% of Net Revenues) for the year ended December 31, 1994. Services, rent and maintenance expenses for the year ended December 31, 1994 increased by 29.8% from $57.3 million (18.4% of Net Revenues) for the year ended December 31, 1993. These increases in services, rent and maintenance expenses and the increase as a percentage of Net Revenues from 1994 to 1995 were a result of growth in the number of pagers in service with subscribers of the Company (including pagers added through acquisitions), expenses associated with an increase in transmitter sites in order to ensure reliable transmission of enhanced messaging services, and expansion of nationwide transmission networks.

     For the year ended December 31, 1995, selling expenses increased 11.6% to $67.6 million (12.2% of Net Revenues) from $60.6 million (14.7% of Net Revenues) for the year ended December 31, 1994. Selling expenses for the year ended December 31, 1994 increased by 35.1% from $44.8 million (14.4% of Net Revenues) for the year ended December 31, 1993. These increases resulted from the addition of sales personnel to support continued growth in both Net Revenues and the number of pagers in service with subscribers. The increase in selling expenses as a percentage of Net Revenues from 1993 to 1994 was also attributable in part to additional expenditures for advertising. Advertising expenditures increased from approximately $2.0 million (0.7% of Net Revenues) in 1993 to $7.8 million (1.9% of Net Revenues) in 1994. The decline in selling expenses as a percentage of Net Revenues for 1995 as compared to the prior year was attributable primarily to the expansion of local and national third-party resellers, for which the Company incurred less selling costs on units placed in service through this channel than through the direct channel. In addition, since sales commissions are paid at the time a new unit is placed in service and not in subsequent months when the unit continues to generate revenue, the Company's continued growth in the number of pagers in service results in the decline in selling expenses as a percentage of the Net Revenues.

     General and administrative expenses increased 27.8% to $174.4 million (31.6% of Net Revenues) for the year ended December 31, 1995, compared to $136.5 million (33.2% of Net Revenues) for the year ended December 31, 1994. General and administrative expenses for the year ended December 31, 1994 increased by 25.3% from $109.0 million (35.0% of Net Revenues) for the year ended December 31, 1993. The increase in general and administrative expenses occurred to support the growth in the number of pagers in service with subscribers of the Company including pagers added through acquisitions. The decline in general and administrative expenses as a percentage of Net Revenues is primarily attributable to the improved revenue performance of operations opened in 1992 through 1994. Domestic start-up operations typically require three to four years to achieve results similar to the Company's more mature businesses.

     Depreciation and amortization expenses increased for the year ended December 31, 1995, as compared to the prior year by 38.8% from $107.4 million to $149.0 million. Depreciation and amortization expenses for the year ended December 31, 1994 increased by 22.8% from $87.4 million for the year ended December 31, 1993. These increases in depreciation and amortization expenses were primarily attributable to the increase in the number of pagers owned by the Company and leased to subscribers; the increase in other paging equipment, primarily in the number of transmitters, to support the increase in the number of units in service with subscribers; and the aforementioned acquisitions.

     Operating income increased 59.6% from $32.7 million for the year ended December 31, 1994 to $52.1 million for the year ended December 31, 1995. Operating income for the year ended December 31, 1994 increased 155.3% from $12.8 million for the year ended December 31, 1993.

     As a result of the above factors, for the year ended December 31, 1995, EBITDA increased 43.6% to $201.1 million (36.4% of Net Revenues) compared to $140.0 million (34.0% of Net Revenues) for 1994. EBITDA for the year ended December 31, 1994 increased by 39.7% from $100.2 million (32.2% of Net Revenues) for the year ended December 31, 1993. The increase in EBITDA margins from 1994 to 1995 and from 1993 to 1994 was primarily attributable to the improved revenue performance of operations opened in 1992 through 1994.

     Interest expense for the years ended December 31, 1995, 1994 and 1993 was $102.8 million, $53.7 million and $32.8 million, respectively. These increases in interest expense were primarily due to the average level of indebtedness outstanding during these years. The average level of indebtedness outstanding during 1995, 1994 and 1993 was approximately $916.6 million, $490.2 million and $302.0 million, respectively. Included in interest expense for 1995 was the write-off of approximately $6.6 million of debt issuance costs related to the amended and restated $450.0 million credit agreement.

     Interest income for the year ended December 31, 1995 was $6.5 million, compared to $3.1 million for 1994. The interest income in 1995 was the result of investing the remaining net proceeds of the 10.125% Senior Subordinated Notes. The interest income in 1994 was a result of investing the remaining net proceeds of the 8.875% Senior Subordinated Notes.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operations and expansion into new markets and product lines require substantial capital investment for the development and installation of wireless communications systems and for the procurement of pagers and paging equipment. Capital expenditures (excluding payments for PCS and

SMR licenses and acquisitions) were $191.3 million and $120.4 million for the six months ended June 30, 1996 and 1995, respectively, and $312.3 million, $213.3 million and $145.6 million for the years ended December 31, 1995, 1994 and 1993, respectively. These investments have been funded by net cash provided by operating activities and borrowings. The Company's net cash provided by operating activities was $15.5 million and $34.9 million for the six months ended June 30, 1996 and 1995, respectively, and $160.6 million, $107.7 million and $81.7 million for the years ended December 31, 1995, 1994 and 1993, respectively. The increase in net cash provided by operating activities from 1994 to 1995 was $52.9 million, of which $32.3 million was due to an increase in accounts payable, arising from a significant amount of paging and other equipment purchased in the fourth quarter of 1995. Inventories increased from $14.1 million at December 31, 1995 to $32.3 million at June 30, 1996, largely due to purchases to support the Company's expanding third-party reseller and marketing affiliate distribution channels.

     In 1994 the Company acquired three nationwide narrowband PCS frequencies in an FCC auction at a cost of $197 million. In 1996 the Company participated in the FCC auction of SMR frequency licenses, and ultimately won two to four blocks of two-way spectrum across the United States for a total of $45.6 million. The Company is in the process of purchasing exclusive rights to certain of these SMR frequencies from incumbent operators. Expenditures for such purchases are estimated to total $200 million in 1996 and 1997.

     The Company intends to employ these PCS and SMR frequencies to build a two-way network over which it can deploy new products such as its new voice messaging service, VoiceNow(R). The Company currently estimates that the capital expenditures to build the two-way network, exclusive of the costs of acquiring SMR frequencies and of VoiceNow(R) subscriber devices, may total approximately $200 million over 1996 and 1997.

     During 1995, the Company acquired certain paging assets of Comtech, SNET Paging, two subsidiaries of PageAmerica, Page Florida, International Paging Corp., and Celpage, including various frequencies and approximately 343,000 pagers in service. The payments for these purchases aggregated approximately $117.6 million, subject to increase or decrease based on post-closing events of certain acquisitions.

     The Credit Agreement provides for a $1.0 billion revolving loan. Under the Credit Agreement, the Company is able to borrow, provided it meets certain financial covenants, the lesser of $1.0 billion or an amount based upon a calculation which is reduced by total outstanding indebtedness for borrowed monies (as defined) and outstanding letters of credit. The amount available for borrowing is equal to a specified multiple of EBITDA for the most recently ended fiscal quarter multiplied by four. As of September 30, 1996, the Company had $405.5 million of borrowings outstanding including accrued interest under its Credit Agreement and had $431.6 million available for additional borrowings. The Credit Agreement expires on December 31, 2004. The maximum borrowings which may be outstanding under the Credit Agreement begin reducing on June 30, 2001.

     On July 24, 1995 the Company completed an offering of $400 million of 10.125% Notes, the net proceeds of which were used to repay $68.9 million of revolving loans under a prior credit agreement and an aggregate of approximately $47.1 million was paid to complete certain acquisitions, with the balance used for frequency acquisitions, capital expenditures and general corporate purposes.

     The Company initially expects to invest approximately $100 million in its international operations through 1998, including approximately $32 million invested to date. Additional investments will depend on such factors as growth rates, new market opportunities and execution of financing plans that maximize value for the Company's stockholders.

     It is anticipated that 1996 net cash from operating activities will be insufficient to completely fund 1996 capital expenditures (including the costs to build the two-way network, but excluding frequency purchases and international opportunities), which are expected to exceed $470 million. A portion of these expenditures will be funded with existing cash and cash equivalents and additional borrowings.

The Company currently estimates 1996 net additional borrowings may aggregate in excess of $250 million.

     It is anticipated that 1997 net cash from operating activities will be insufficient to completely fund 1997 capital expenditures (including the costs to build the two-way network, but excluding frequency purchases and international opportunities), which are expected to exceed $500 million.

     Inflation is not a material factor affecting the Company's business. Paging system equipment and transmission costs have not increased and pager costs have actually declined significantly over time; these lower costs have been reflected in lower prices charged to the Company's subscribers. General operating expenses such as salaries, employee benefits and occupancy costs are, however, subject to normal inflationary pressures.

RECENT DEVELOPMENTS

     On October 24, 1996, the Company reported consolidated Net Revenues for the third quarter of 1996 of $180.8 million and EBITDA of $65 million. EBITDA margins for such period were 36%. The Company added 562,706 net new subscribers in service during the quarter. These results include the impact from the Company's international operations, which accounted for $2.5 million in EBITDA losses and 12,358 net new subscribers in service. The Company's domestic EBITDA margins were 37.5%.

     On October 16, 1996 the Company completed an offering of $500 million of the Outstanding Notes, the net proceeds of which were used to repay approximately $417.2 million of revolving loans and accrued interest under its Credit Agreement, with the balance to be used for frequency acquisitions, capital expenditures and general corporate purposes.

                                    BUSINESS

HISTORY

     The Company commenced paging operations in June 1982 through the acquisition of established paging operations. Within two years of commencing operations, the Company had acquired six paging and related communications services enterprises, having an aggregate of approximately 41,000 pagers in service with subscribers as of their respective dates of acquisition by the Company. In 1983, the Company began to build new paging systems in geographic markets not previously served by the Company and since then has established 49 new independent paging operations in major metropolitan markets and regional clusters. As a result of its expansion, the Company had approximately 7.9 million pagers in service with its paging subscribers as of June 30, 1996.

GENERAL

     The Company is the largest provider of paging services in the United States. As of June 30, 1996 the Company had approximately 7.9 million pagers in service in the United States, more than the combined number of pagers in service of the second and third largest U.S. providers of paging services. The Company provides paging services in all 50 states, the District of Columbia, the U.S. Virgin Islands and Puerto Rico, including local paging service in virtually all of the largest 100 markets (in population) in the United States. The Company believes that it is one of the fastest growing major providers of paging services in the United States and that it has the lowest cost operating structure, which enables it to compete aggressively on price while maintaining high quality service. See "-- Strategy," below.

     The Company provides local, wide area metropolitan, multi-state regional and nationwide paging service. Its digital transmission system reaches a geographic area containing more than 90% of the United States population. The Company currently provides numeric display and alphanumeric display as its basic types of paging service. All paging services can be used with the Company's PageMail(R) or PageMail Box(SM) voice messaging and personalized/automated answering services. In developing its paging systems, the Company seeks to achieve optimal building penetration and wide area coverage. As part of its paging operations, the Company sells, leases and repairs pagers. The Company is licensed by the FCC to provide service in the geographic markets in which it conducts paging operations. See "-- Regulation," below. In 1994 the Company acquired three nationwide narrowband PCS frequencies in an FCC auction at a cost of $197 million. In 1996 the Company participated in the FCC auction of SMR frequency licenses, and ultimately won two to four blocks of two-way spectrum across the United States for a total of $45.6 million. The Company is in the process of purchasing exclusive rights to certain of these SMR frequencies from incumbent operators. Expenditures for such purchases are estimated to total $200 million in 1996 and 1997. The Company intends to employ these PCS and SMR frequencies to build a two-way network over which it can deploy new products such as its new voice messaging service, VoiceNow(R).

     The Company's Net Revenues and the number of pagers in service with its subscribers have increased rapidly over the past five years. The Company's Net Revenues have grown from $111.2 million in 1990 to $552.6 million in 1995, a compound annual rate of approximately 38%, and EBITDA has increased from $39.3 million in 1990 to $201.1 million in 1995, a compound annual rate of approximately 39%. (EBITDA is not a measure defined in generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.) From January 1, 1990 to December 31, 1995, the number of pagers in service with subscribers of the Company (net of dispositions of paging operations) has grown at a compound annual rate of approximately 49%. The Company has incurred a net loss in each year except the year ended December 31, 1988. A significant contributing factor to these net losses has been the interest expense on borrowings by the Company to fund its growth and, in periods prior to 1991, to make cash distributions to stockholders. For the years ended December 31, 1991, 1992, 1993, 1994 and 1995, the Company had net losses of $9.3 million, $21.6 million, $20.0 million, $18.0 million and $44.2 million, respectively. For the years ended December 31, 1991, 1992, 1993, 1994 and 1995, the Company incurred interest expense of $25.4 million, $23.6 million, $32.8 million, $53.7 million and $102.8 million, respectively. At December 31, 1991 the total stockholders' equity of the Company was $16.6 million and at December 31, 1992, 1993, 1994 and 1995, the stockholders' deficit of the Company was $4.8 million, $23.4 million, $39.9 million and $80.8 million, respectively.

    APPROXIMATE NUMBER OF PAGERS IN SERVICE WITH SUBSCRIBERS OF THE COMPANY

                                                                INCREASE
                                                               (DECREASE)     INCREASE
                                                PAGERS IN      IN PAGERS      IN PAGERS     PAGERS IN
  FOR THE                                       SERVICE AT      THROUGH        THROUGH       SERVICE
YEARS ENDED                                     BEGINNING     ACQUISITIONS    INTERNAL       AT END
DECEMBER 31,                                    OF PERIOD    (DISPOSITIONS)    GROWTH       OF PERIOD
------------                                    ----------   --------------   ---------     ---------
   1982.......................................         -0-        36,120            -0-        36,120
   1983.......................................      36,120         5,150         18,451        59,721
   1984.......................................      59,721           -0-         30,474        90,195
   1985.......................................      90,195           -0-         28,555       118,750
   1986.......................................     118,750           -0-         46,566       165,316
   1987.......................................     165,316        (4,910)       100,197       260,603
   1988.......................................     260,603       (20,656)       153,817       393,764
   1989.......................................     393,764           -0-        230,411       624,175
   1990.......................................     624,175       (31,323)       299,537       892,389
   1991.......................................     892,389           -0-        389,254     1,281,643
   1992.......................................   1,281,643           -0-        796,311     2,077,954
   1993.......................................   2,077,954           -0-        990,615     3,068,569
   1994.......................................   3,068,569           -0-      1,340,273     4,408,842
   1995.......................................   4,408,842       343,412      1,985,653     6,737,907
   1996 (through June 30).....................   6,737,907           -0-      1,143,857     7,881,764


     The Company is organized under the laws of the State of Delaware and conducts its domestic business through its wholly owned subsidiaries. The term "Company" as used herein refers to both the Company and its subsidiaries unless the context otherwise requires. The Company's executive offices are located at 4965 Preston Park Boulevard, Suite 600, Plano, Texas 75093. The telephone number of the Company's executive offices is (972) 985-4100.

PAGING INDUSTRY BACKGROUND

     The paging industry has been in existence since 1949 when the FCC allocated a group of radio frequencies for use in providing one-way and two-way types of mobile communications services. The industry grew slowly at first as the quality and reliability of equipment was developed and the market began to perceive the benefits of mobile communications. Many of the paging industry pioneers started in the business as an adjunct to their existing telephone answering service or mobile radio sales and service businesses.

     Equipment reliability improved dramatically in the 1970s, and potential customers gained a better understanding of the time savings and efficiencies that paging services could provide. In addition, the energy crisis of the early 1970s stimulated industry growth as people sought ways to conserve gasoline and increase motion efficiency.

     The 1980s saw the most significant developments in the industry. First came the introduction of the numeric display pager which supplanted tone and voice pagers as the most popular paging product; then the FCC allocated a block of additional frequencies which expanded the capacity of the industry and allowed new market entrants in markets where additional frequencies were previously unavailable; and finally, the industry began consolidating as certain Regional Bell Operating Companies made significant acquisitions of paging operations.

     Historically, the industry has been fragmented, with a large number of small local operators. Despite the acquisitions made by certain Regional Bell Operating Companies and the consolidation of the industry in the 1980s, at present there are still more than 600 licensed paging companies in the United States. However, management believes that approximately 50% of the pagers in service in the United States now are served by the six companies in the industry having the largest subscriber bases, of which the Company has the largest subscriber base.

     Although the growth rate of the paging industry is difficult to determine precisely, industry sources estimate that the number of pagers in service increased at a compound annual growth rate of approximately 28% during the five year period ended December 31, 1995. The Company believes there will be continued rapid growth in the number of subscribers for paging and other one-way wireless communications services like VoiceNow(R). Industry sources estimate there were approximately 34 million pagers in service in the United States as of December 31, 1995.

PAGING OPERATIONS

     In general, paging provides a communications link to a paging service subscriber throughout the paging service area. Each paging subscriber is assigned a distinct telephone number which the caller dials to activate the subscriber's pager. When a telephone call for a subscriber is received at one of the Company's computerized paging terminals, the Company transmits a radio signal to the subscriber's pager (a pocket-sized radio receiver carried by the subscriber), which causes the pager to emit a beep or vibrate and, in most cases, to provide the subscriber with additional information from the caller. Depending on the type of pager in use, the subscriber may respond based on information displayed by the pager, or by calling his or her home or office to receive the message. A pager has an advantage over a landline telephone in that the pager's reception is not restricted to a single location and, compared to a cellular portable telephone, a pager is smaller, has a longer battery life, better building penetration and, most importantly, is substantially less expensive to use.

     The Company currently provides primarily two types of paging service: numeric display and alphanumeric display. A numeric display pager permits a caller to transmit to the subscriber a numeric message that may consist of a telephone number, an account number or coded information, and has the memory capability to store several such numeric messages that can be recalled by the subscriber when desired. Alphanumeric display paging service allows subscribers to receive and store messages consisting of both numbers and letters. The Company provides numeric display, tone-only and alphanumeric display service in all its markets.

     Numeric display paging service, which was introduced by the paging industry around 1980, represented approximately 93% of the Company's pagers in service at December 31, 1995. Alphanumeric display service, which was introduced in the mid-1980s, but which the Company has only recently begun to market aggressively, represented 6% of the Company's pagers in service at December 31, 1995.

     The effective operating radius of a paging transmitter is approximately 20 to 30 miles from the point of transmission and varies depending upon the terrain of the coverage area and the characteristics of the transmitter site. The Company's paging operations link paging transmitters in order to form networks.

     The Company's local paging service is offered in almost all United States population centers of 400,000 or more, which include virtually all of the largest 100 markets (in population) in the United States. Local paging provides service in a broad geographic area surrounding the population center and often includes smaller towns nearby. The Company's regional paging service options include multi-state areas. The Company's nationwide paging service, which is marketed under the name PageNet Nationwide(R) Paging, provides paging transmission service covering a geographic area containing more than 90% of the United States population in all 50 states, the District of Columbia, the U.S. Virgin Islands and Puerto Rico. The Company believes that it offers subscribers a superior nationwide paging service at competitive prices. In addition to the nationwide narrowband PCS frequencies acquired in the FCC auction, the Company has acquired three frequencies for its nationwide paging services.

     Primarily in conjunction with its numeric display and alphanumeric display paging services, the Company also provides voice messaging and personalized/automated answering services, marketed under the names PageMail(R)or PageMail BoxSM, enabling a caller to leave a recorded message that is stored in the Company's computerized message retrieval center. When a message is left, the subscriber is automatically alerted through a page and can retrieve the stored voice message by calling the Company's paging terminal. PageMail(R) or PageMail BoxSM are in use in conjunction with approximately 11.7% of the pagers in service with subscribers of the Company on June 30, 1996.

     The Company is working with Motorola, Inc. and Glenayre Technologies, Inc. to develop a new nationwide digital transmission network for advanced messaging services ("InFLEXion"). The first product to be introduced on the new network will be VoiceNow(R), which the Company commenced field testing in 1996. Unlike PageMail(R) and PageMail BoxSM, which require that a subscriber call the Company's paging terminal to retrieve messages, VoiceNow(R) subscribers will carry a portable receiver, approximately the same size as an alphanumeric pager, that is capable of receiving, storing and playing brief voice messages.

     The Company has three distribution channels -- direct, indirect and its National Accounts Division. In the direct channel, the Company leases or sells pagers to customers and charges a monthly service fee for paging service. In the indirect channel, the Company sells pagers to third parties and provides paging service at reduced rates. The resellers, in turn, lease or resell the pagers to their own subscribers and resell the Company's paging service under marketing agreements. Through its National Accounts Division, the Company partners with other companies that are regional or national in scope with large client bases. These partners market the Company's paging services to their customers or potential customers, with the Company providing a variety of services, which can include pager leasing, customer service, order fulfillment, and billing. The following table sets forth the respective numbers and percentages of pagers that are (i) serviced directly by the Company, including certain of the units placed in service through its National Accounts Division, (ii) serviced directly by the Company and owned by the subscribers and (iii) serviced by the Company through resellers and which may be owned by the third party resellers or by their subscribers.

         OWNERSHIP OF PAGERS IN SERVICE WITH SUBSCRIBERS OF THE COMPANY

                                                                 DECEMBER 31,
              -------------------------------------------------------------------------------------------------------------------
                     1991                    1992                    1993                    1994                    1995
              ------------------      ------------------      ------------------      ------------------      -------------------
               NUMBER        %         NUMBER        %         NUMBER        %         NUMBER        %         NUMBER         %
              ---------    -----      ---------    -----      ---------    -----      ---------    -----      ---------     -----
Company
 owned...       994,149     77.6%     1,365,278     65.7%     1,741,934     56.8%     2,234,460     50.7%     3,355,449      49.8%
Subscriber
 owned...        96,813      7.5        162,382      7.8        206,086      6.7        232,896      5.3        339,237       5.0
Third
 party
 reseller...    190,681     14.9        550,294     26.5      1,120,549     36.5      1,941,486     44.0      3,043,221      45.2
              ---------    -----      ---------    -----      ---------    -----      ---------    -----      ---------     -----
 TOTAL...     1,281,643    100.0%     2,077,954    100.0%     3,068,569    100.0%     4,408,842    100.0%     6,737,907     100.0%
              =========    =====      =========    =====      =========    =====      =========    =====      =========     =====

     The increase in the Company's subscriber base serviced and owned by the Company in 1995 was primarily due to an increase in the Company's units placed in service by the direct sales force and by the creation of its National Accounts Division, which began to produce significant subscriber additions in mid-1995.

     The increase in the Company's subscriber base placed in service through resellers was largely due to the successful expansion of a program begun in 1990 that targeted the use of resellers to sell to market segments that the Company's direct sales force had been unsuccessful in reaching.

     Subscribers who buy pagers pay a monthly paging service fee if they contract with the Company for paging services, and they may contract additionally to receive repair service from the Company. For leasing subscribers, repair is included in the monthly rental charge, which is generally combined with the paging service charge for an "all-in-one" monthly fee. Generally there is no separate usage charge in either case. Leasing rates and purchase prices for pagers vary widely by market region, service type and the volume of pagers purchased or leased by the subscriber. The Company does not manufacture any pagers. Instead, it purchases the pagers that it sells and leases, primarily from a single manufacturer. See "-- System Equipment and Pagers" below.

STRATEGY

     The Company's strategy is to strengthen its industry leadership by continuing to provide superior paging and messaging services at prices generally below those of the competition. The Company intends to significantly increase its market share and the number of paging units in service in its direct and indirect sales channels and its National Accounts Division, by focusing on a variety of new products and services. The Company also intends to enhance the overall effectiveness of its nationwide digital transmission network for one-way messaging services. Key components of the Company's strategy include:

     LOW-COST STRUCTURE -- Management believes the key to its success in the paging and wireless communications industry is its ability to provide low-cost, high-quality service. The Company has achieved its status as a low-cost provider because of two primary factors. First, because the Company is one of the largest volume purchasers of pagers and paging infrastructure equipment, it is able to obtain volume discounts not available to many of its competitors. Second, the Company has made investments which improve the efficiency of its operations, including investments in administrative and customer information systems and high-quality, large-capacity transmission systems which allow the Company to serve more customers on fewer frequencies and to operate with less manpower.

     CONTINUED GROWTH IN CORE PAGING BUSINESS -- The Company currently provides local, regional and nationwide paging services utilizing primarily numeric display and alphanumeric display pagers, with voice mail available as a supplemental service. The Company is also the exclusive wireless provider of CNN news, sports, and financial market headlines. In 1995, exclusive of acquisitions, pagers in service with subscribers of the Company grew by approximately 2 million units, or 45%. Through a combination of increased penetration and market share gains, the Company believes its core paging business will continue to provide significant future growth.

     SUPERIOR GEOGRAPHIC COVERAGE AND NETWORK INFRASTRUCTURE -- The Company believes that its geographic coverage and state-of-the-art paging network combine to provide a superior paging service. The Company provides paging services in virtually all of the largest 100 markets (in population) in the United States and its paging system reaches more than 90 percent of the U.S. population. The Company utilizes state-of-the-art network infrastructure equipment which enables it to service a high number of pagers per frequency, lowering the Company's infrastructure expenditure per subscriber.

     SPECTRUM -- The Company believes that it has accumulated sufficient spectrum to accommodate growth across the country for the foreseeable future and considers its extensive spectrum holdings to be one of its most important strategic assets. The Company has five nationwide frequencies for its paging services, more than any other paging provider, and significant local frequencies in the major U.S. markets. In addition, in 1994 the Company acquired three nationwide narrowband PCS frequencies in an FCC auction at a cost of $197 million. In 1996 the Company participated in the FCC auction of SMR frequency licenses, and ultimately won two to four blocks of two-way spectrum across the United States for a total of $45.6 million. The Company is in the process of purchasing exclusive rights to certain of these SMR frequencies from incumbent operators. Expenditures for such purchases are estimated to total $200 million in 1996 and 1997. Total SMR frequency acquired is expected to approximate three times the frequency acquired in the 1994 PCS auctions.

     The Company will utilize the PCS and SMR frequencies to offer products requiring two-way service, such as VoiceNow(R) and low-cost, nationwide alphanumeric service. To increase network capacity, a paging carrier can either add additional transmitters to the system or utilize additional spectrum. The Company believes utilizing SMR frequencies, rather than adding transmitters, will provide a greater return on investment and allow for significantly greater numbers of subscribers.

     TWO WAY WIRELESS SERVICES -- The Company is working with Motorola, Inc. and Glenayre Technologies, Inc. to deploy a new nationwide two-way digital transmission network using its PCS and

SMR frequencies which it believes will be the highest quality, most extensive and most cost-effective network of its kind in the country. This network will represent the next generation of wireless messaging technology, with greater speed and capacity than existing networks. Management believes that this network and the Company's nationwide frequencies will offer significant strategic opportunities. While paging will remain the Company's core business, this network will be a strategic asset that allows further penetration of the business market with new communications services and new opportunities for growth in the consumer market.

- VOICENOW(R) -- The new two-way network will initially be used primarily for VoiceNow(R), the Company's new digitized voice messaging service, which the Company is currently field testing. Because of its features, the Company believes VoiceNow(R) will appeal to the consumer market not traditionally reached by paging services as well as businesses. VoiceNow(R) subscribers will carry a portable receiver, approximately the same size as an alphanumeric pager, that is capable of receiving, storing and playing brief digitized voice messages. The Company expects to price the VoiceNow(R) service at approximately $9.95 per month for local service plus the lease of the subscriber device. Each subscriber will be assigned a distinct telephone number which the caller dials to leave a voice message. When the voice message for a subscriber is received at one of the Company's computer terminals, the terminal directs the network to broadcast a short radio signal to the VoiceNow(R) device. The device will send a reply signal which will allow the network to identify the subscriber's location. The voice message will then be sent to the device typically via the transmitter closest to the subscriber. The device will emit a tone or vibrate to alert the subscriber that a voice message has been received and stored in the device. The subscriber can then listen to the message at any time. The device will have a volume control so that the subscriber can listen to the voice message in confidence or can allow other people to listen to it as well. The VoiceNow(R) network will be capable of confirming receipt of the message and resending it if it is not received without subscriber intervention. The Company anticipates that the initial devices will hold four minutes of messages (with any additional messages being stored on the Company's network for later delivery) and will have rewind, fast forward, cueing, pause and delete capabilities and a long (approximately six weeks) battery life. Once technological and marketing tests are complete, the Company intends to begin commercial deployment throughout the country. The Company expects to have several hundred units in service with selected commercial customers by the end of 1996 and a major launch of the product in the first quarter of 1997.

- OTHER NEW TWO-WAY WIRELESS SERVICES -- In addition to the traditional paging services and VoiceNow(R), the Company expects to introduce other two-way messaging products, such as a new, low-cost, nationwide alphanumeric paging and data messaging services. The new alphanumeric service is expected to be deployed over the Company's new nationwide two-way network in 1997. The new two-way network uses less spectrum by determining the location of the alphanumeric pager, and sending the message via typically the closest transmitter, rather than by all transmitters simultaneously. By utilizing the closest transmitter to send the message the costs of providing nationwide alphanumeric service approximates the cost of providing local alphanumeric service today. The Company expects that this new low-cost system will enable it to provide nationwide alphanumeric service to customers at lower prices and that this will increase the demand for alphanumeric paging and will expand the Company's market position.

     DISTRIBUTION -- The Company believes its distribution channels provide the broadest marketing reach in the industry. The Company uses three distribution channels -- direct, indirect and its National Accounts Division. In the direct channel, the Company leases or sells pagers to customers and charges a monthly fee for paging service. In the indirect channel, the Company sells pagers to third parties and provides paging service at reduced rates. The resellers, in turn, lease or resell the pagers to their own subscribers and resell the Company's paging service under marketing agreements. The reseller is responsible for customer service, billing, and other associated expenses. Through its National Accounts Division, the Company partners with other companies that are regional or national in scope with large client bases. These partners market the Company's paging services to their customers or potential customers, with the Company providing a variety of services, which can include pager leasing, customer service, order fulfillment, and billing. Throughout 1995 and 1996 the Company has been selected by a variety of companies to provide these services, including Citizens Telecom, Comcast Cellular, Communications Expo, GTE, MCI, Sprint, and TransNational Communications International. The Company believes these marketing affiliates, which primarily reach the consumer market, also offer an excellent means of selling, distributing and servicing its VoiceNow(R) product.

     INTERNATIONAL EXPANSION -- On April 1, 1996, the Company's wholly owned subsidiary, PageNet Canada, with its Canadian partner, Madison Venture Corp., commenced offering paging services in Canada. Based in Toronto, PageNet Canada currently offers paging services in Montreal, Ottawa, Quebec City, Toronto and Vancouver and provides paging transmission services covering a geographic area containing more than 90% of the Canadian population. As of June 30, 1996 PageNet Canada had approximately 6,000 paging units in service. In September 1996, the Company announced that it had purchased a 25% interest in Sociedad de Radiotelefonia Movil, S.A., which owns Compania Europea de Radiobusqueda, S.A. ("CERSA"), a Spanish paging company. The Company also announced that it had entered into an agreement to provide operational assistance to CERSA. The Company's agreement includes an option to acquire an additional 26% of CERSA if Spanish foreign ownership restrictions change to permit such ownership. CERSA, which began operations in 1993 and is currently the third largest paging carrier in Spain, with approximately 20% of the total paging units in service in Spain, provides local and nationwide paging services and has approximately 25,000 units in service. The Company is considering other opportunities for international expansion.

     Paging market penetration in many international markets is relatively low, and many such markets have only a small number of existing paging providers. The Company believes that in these areas its strategy of low-cost, high quality service is likely to be successful. The Company's goal is to create a portfolio of international operations. The Company expects to invest up to $100 million in this endeavor through 1998, including approximately $32 million invested to date. Additional investments will depend on such factors as growth rates, new market opportunities and execution of financing plans that maximize value for the Company's stockholders.

     ACQUISITION OF OTHER PAGING PROVIDERS -- The Company believes the paging industry will experience additional consolidation which may create strategic acquisition opportunities for the Company in the future. While much of the Company's future growth will be internally generated, management believes that the Company's current scale of operations now makes it possible to effectively and efficiently integrate acquired paging operations into its own operations while maintaining its low-cost structure. The Company will continue to consider strategic acquisitions and combinations.

MARKETING

     The Company's paging services are marketed through a regionally-deployed direct sales force, some 6,000 nationwide resellers, and several marketing affiliates such as GTE, MCI, and Sprint. As of December 31, 1995, direct sales (which includes those from marketing affiliates) accounted for approximately 54% of the Company's overall pagers in service and the indirect channel (which include resellers and retailers) represented approximately 46%.

     The Company promotes its many products and services through the use of direct mail, print, radio, television, and Yellow Page advertising, telemarketing, and co-op programs.

     All of the Company's sales representatives that support the direct channel are located in field locations across the U.S. and Canada. Historically, a majority of the Company's subscribers were generated through the direct sales force. The direct sales market should continue to increase and remain an important source of new subscribers.

     The Company provides services under marketing agreements with third-party marketing organizations, or "resellers," in bulk quantities at wholesale rates that are lower than the Company's retail rates through its direct sales channel. The resellers endeavor to resell the Company's services to end users or retailers who, in turn, market to the end user for a higher price. The Company's costs of handling and billing bulk reseller accounts are generally lower than the costs of handling and billing its other accounts. The portion of the Company's subscriber base placed in service through resellers accounted for approximately 37% of the Company's pagers in service at December 31, 1993, approximately 44% at December 31, 1994 and approximately 45% at December 31, 1995. Resellers represented approximately 61% of the Company's net unit additions during 1994, and approximately 47% of the Company's net unit additions during 1995. The successful expansion of the reseller program that began in 1990 targeted the use of resellers to those market segments which it was not cost-effective for the Company's direct sales force to reach. Management believes that this sales channel generates attractive incremental cash flow contribution and enables the Company to increase operating efficiencies and lower per unit costs by further amortizing its network infrastructure investment over a larger subscriber base. In addition, because other companies bear the economic burden of pager capital investment, direct selling expense, and certain administrative costs, management believes that the resulting cash flow stream from pagers serviced through resellers represents an attractive return on the Company's total capital investment.

     The Company's National Accounts Division represents a large growth area for the Company. Paging units and services are offered to potential customers through business arrangements with national companies that have large customer bases. The Company also handles the fulfillment for the national accounts through its National Accounts Division locations in Richardson and Plano, Texas.

     Subscribers to the Company's paging and other communications services are generally individuals and organizations whose businesses require a high degree of mobility or involve multiple work locations. Typical paging subscribers include, among others, medical personnel, sales and service organizations, specialty trades, construction and manufacturing companies, and governmental agencies.

     The Company is not dependent on any single customer. No single subscriber or reseller accounted for more than 2.6% of the Company's Net Revenues in 1995.

SYSTEM EQUIPMENT AND PAGERS

     The equipment used in the Company's paging operations is available for purchase from multiple sources, and the Company anticipates that equipment and pagers will continue to be available to the Company in the foreseeable future, consistent with normal manufacturing and delivery lead times. Because of the high degree of compatibility among different models of transmitters, computers and other paging equipment manufactured by suppliers, the Company is able to design its systems without being dependent upon any single source of such equipment. The Company continually evaluates new developments in paging technology in connection with the design and enhancement of its paging systems and selection of products to be offered to subscribers.

     The Company does not manufacture any of the pagers or related transmitting and computerized paging terminal equipment used in the Company's paging operations. In order to achieve significant cost savings from volume purchases, the Company currently purchases a vast majority of its pagers from Motorola, Inc. The Company purchases its transmitters from three competing sources and its paging terminals from Glenayre Technologies, Inc., a manufacturer of mobile communications equipment. Motorola, Inc. will provide VoiceNow(R) subscriber devices to the Company. Motorola, Inc. and Glenayre Technologies, Inc. will provide the transmission and network equipment for VoiceNow(R). Motorola, Inc. has agreed to sell its VoiceNow(R) subscriber devices to the Company on a first-to-market basis in the United States for a period of six months from beta system acceptance by the Company. After the end of this six-month period, Motorola, Inc. may provide VoiceNow(R) subscriber devices to other companies. Glenayre Technologies, Inc. has agreed to a commercial exclusivity period relating to the deployment of the PCS InFLEXion system, which is used to provide VoiceNow(R). Glenayre Technologies, Inc. agreed to delay the commercial turn-on of InFLEXion systems for other service providers in the United States, Canada, and Brazil until an InFLEXion portable pager device is commercially available to paging service providers other than the Company, or April 1, 1997, whichever is earlier.

     The Company's rapid expansion, including greater market share of existing markets, requires significant capital expenditures, including purchases of additional transmitters, paging terminals, and new pagers.

COMPETITION

     The Company experiences direct competition from one or more competitors in all the locations in which it operates. Competition for subscribers to the Company's paging services in most geographic markets is based primarily on price, quality of services offered and the geographic area covered. The Company believes that its price, quality of its services and its geographic coverage areas generally compare favorably with those of its competitors.

     Although some of the Company's competitors are small privately-owned companies serving only one market area, others are subsidiaries or divisions of larger companies, such as regulated Bell operating companies, that provide paging services in multiple market areas. In addition, the industry has been experiencing a significant amount of consolidation over the last year, as various competitors attempt to expand their service area and market share. Among the Company's competitors are AT&T Wireless Messaging, Air Touch Communications, Inc., Arch Communications Group, Inc., and MobileMedia Communications, Inc. (using the trade name MobileComm via their recent acquisition of the MobileComm subsidiary of Bell South). Certain of these competitors possess financial resources greater than those of the Company.

     A variety of wireless two-way communication technologies, including cellular telephone service, narrowband and broadband personal communications services, Enhanced Specialized Mobile Radio, and mobile satellite services, are currently in use or under development. Although these technologies currently are more highly priced than paging services or are not commercially available, technological improvements could result in increased capacity and efficiency for wireless two-way communication and, accordingly, could result in increased competition for the Company. In addition, future technological advances in the telecommunications industry could create new services or products competitive with the paging services currently provided by the Company. Recent and proposed regulatory changes by the FCC are aimed at encouraging such technological advances and new services, such as narrowband and broadband PCS, which will increase the amount of spectrum available for paging or similar services. There can be no assurance that the Company would not be adversely affected in the event of such technological change.

REGULATION

     The Company's paging operations are subject to regulation by the FCC under the Communications Act of 1934, as amended (the "Communications Act"). Currently, paging services are offered over radio frequencies the FCC has allocated for either common carrier or private carrier use. A radio common carrier ("RCC") is generally licensed with respect to a specific radio frequency in a particular locality or region. Private carrier paging ("PCP") licenses may be on either exclusive or shared frequencies, as discussed below. The Company's operations are all classified as Commercial Mobile Radio Services ("CMRS") and are subject to common carrier regulation by the FCC. The FCC has granted the Company RCC and PCP licenses to use the radio frequencies necessary to conduct its paging operations. Licenses issued by the FCC to the Company set forth the technical parameters, such as power strength and tower height, under which the Company is authorized to use those frequencies.

     In late 1993, the FCC separated the frequencies used for PCP into two groups. The larger group of frequencies, which the Company utilizes in its operations, are available only on an exclusive basis. The FCC has recognized three types of exclusivity: local, regional and national, each requiring a specified number of transmission sites to qualify. Licensees granted local and regional exclusivity will receive the exclusive right to use the specific frequency in the area served by their system as defined by coverage contours and separation requirements. Licenses granted nationwide exclusivity will have the sole right to use that frequency anywhere in the United States, not just in the specific areas they actually serve. Any exclusivity rights granted by the FCC are subject to continued sharing with facilities in place or applied for on or prior to October 14, 1993. Exclusivity rights with respect to a proposed local, regional or nationwide system may be lost if the licensee fails to actually build and place the system in operation with the required number of transmitters.

     The Communications Act was amended in August 1993 ("August 1993 Amendments") to permit the FCC to grant applications for new services which are mutually exclusive by competitive bidding including broadband and narrowband PCS. The August 1993 Amendments also required the FCC to conduct a rulemaking to determine whether non-assigned frequencies for existing services will be auctioned. The August 1993 Amendments do not permit auctions to be used for license renewals or license modifications. The FCC has initiated a rulemaking proceeding in which it is considering changes to its application process for RCC and PCP frequencies. The FCC will likely adopt a competitive bidding process for all paging frequencies and may choose to rely on geographic parameters rather than transmitter coverage contours, i.e., market area licensing, for licenses awarded in the competitive bidding process. Market area licensing proposals will require additional coverage area for the Company's frequencies to be purchased at auction. In the interim, subject to the exclusivity rules, the FCC is only accepting certain applications to enable carriers to modify existing paging systems. The Company believes that a reasonable process for assigning licenses by competitive bidding will be beneficial in that the Company will have a greater degree of control over whether it obtains licenses that it desires in order to offer additional service(s) than it did under the lottery, comparative hearing or other assignment processes which the FCC has used.

     At the first such auction, held in July 1994, the Company was a successful bidder for three newly allocated nationwide narrowband PCS frequencies which it will hold on an exclusive basis. Current FCC regulations do not permit the Company to acquire more than three narrowband PCS licenses in any market and, because the Company has already acquired three nationwide narrowband PCS licenses, prohibit the Company from participating in further narrowband PCS auctions. In April, 1996, the FCC auctioned frequencies in the 900 MHz range, which previously have been utilized for SMR services, and the Company acquired 126 such licenses across the United States for a total cost of $45.6 million. The Company participated in this auction as a method of obtaining additional frequencies for future needs. The Company is in the process of purchasing exclusive rights to certain of these frequencies from incumbent operators. Each FCC license held by the Company has construction and operational requirements.

     The FCC licenses granted to the Company are varying terms of up to 10 years, at the end of which time renewal applications must be approved by the FCC. In the past, FCC renewal applications routinely have been granted in most cases upon a demonstration of compliance with FCC regulations and adequate service to the public. The FCC has granted each renewal license the Company has filed. Although the Company is unaware of any circumstances which would prevent the grant of any pending or future renewal applications, no assurance can be given that any of the Company's licenses will be renewed by the FCC. Furthermore, although revocation and involuntary modification of licenses are extraordinary regulatory measures, the FCC has the authority to restrict the operation of licensed facilities or revoke or modify licenses. No license of the Company has ever been revoked or modified involuntarily.

     The Communications Act requires licensees, such as the Company to obtain prior approval from the FCC of the transfer of control of any construction permit or station license, or any rights thereunder. The Communications Act also requires prior approval by the FCC of acquisitions of other paging companies by the Company and transfers by the Company of a controlling interest in any of its licenses or construction permits, or any rights thereunder. The FCC has approved each acquisition and transfer of control for which the Company has sought approval. The Company also regularly applies for FCC authority to use additional frequencies, modify the technical parameters of existing licenses, expand its service territory, provide new services and modify the conditions under which it provides service. Although there can be no assurance that any requests for approval of applications filed by the Company will be approved or acted upon in a timely manner by the FCC, or that the FCC will grant the relief requested, subject to the forthcoming rules for competitive bidding, the Company knows of no reason to believe any such requests, applications or relief will not be approved or granted. The Company makes no representations, however, about the continued availability of additional frequencies used to provide paging services.

     The Communications Act also limits foreign ownership of entities that directly or indirectly hold certain licenses from the FCC, including certain of those held by the Company. Because the Company holds licenses from the FCC only through its subsidiaries, up to 25% of the Company's stock can be owned or voted by aliens or their representatives, a foreign government or its representatives, or a foreign corporation. If the Company were to directly hold FCC licenses, the Communications Act would allow up to 20% of the Company's stock to be owned or voted by aliens or their representatives, a foreign government or its representatives, or a foreign corporation. Based upon information obtained by it, the Company believes that substantially less than 25% of its issued and outstanding common stock is owned by aliens or their representatives, foreign governments or their representatives or foreign corporations.

     The Company obtains telephone numbers for its paging service from the predominant local telephone company, which is known as the Numbering Plan Area ("NPA") Code Administrator. Under the 1996 Act, the FCC has adopted a process through which telephone company administrators are intended to be replaced by neutral third parties in 1997. Increased demand for numbers, particularly in metropolitan areas, is causing depletion of numbers in certain area codes ("NPA codes"). As this occurs, the Code Administrator devises a relief plan. Recent plans have included certain elements that could impact on the Company's operations including the take-back of numbers already assigned for use and service-specific plans whereby only certain services, such as paging and cellular, would be assigned numbers using a new NPA code. The Company, along with two other paging companies, filed a request for declaratory ruling with the FCC to establish federal policies that will preclude discriminatory and unfair elements of relief plans. In January 1995 the FCC issued a declaratory ruling substantially granting the relief requested by the Company and prohibiting unreasonable discrimination in assigning numbers. Subsequently, certain participants to state proceedings continue to advocate numbering relief plans contrary to the FCC's ruling. The Company can provide no assurance that such plans will not be adopted by a state commission. In addition, the Company is actively participating at the state level in proceedings before public service commissions where individual NPA code relief plans are being filed for approval and contain objectionable elements.

     In addition to potential regulation by the FCC, several states have the authority to regulate paging services, except where such regulation constitutes rate or entry, both of which have been preempted by the August 1993 Amendments, as interpreted by the FCC. Appeals of the FCC action with respect to rate regulation are pending, but the Company believes the FCC will be upheld in its preemption of rate regulation by state commissions. A few states have also indicated that they are considering continuing to assert jurisdiction over transfers of paging company's assets or operations. Nevertheless, all state approvals of acquisitions or transfers made by the Company have been approved, and the Company knows of no reason to believe such approvals will not continue to be granted in connection with any future requests, even if states exercise that review. The August 1993 Amendments do not preempt state regulatory authority over other aspects of the Company's operations, and some states may choose to exercise such authority.

     On February 8, 1996, the Telecommunications Act of 1996 (the "1996 Act") was signed into law. This new legislation amends the Communications Act of 1934, as amended, and modifies the Consent Decrees governing the provision of telecommunications services by the Bell Operating Companies and the GTE Companies. The new legislation is intended to promote competition in local exchange services through the removal of legal or other barriers to entry. Under the 1996 Act, the Bell Operating Companies and other local exchange carriers may be permitted to jointly market commercial mobile service in conjunction with their traditional local exchange services. It imposes upon all telecommunications carriers the duty to interconnect with the facilities and equipment of other telecommunications carriers. The FCC has interpreted the 1996 Act to require local exchange carriers to compensate wireless carriers if terminating LEC originated calls on the wireless carrier's network. Simultaneously, the FCC found unlawful certain charges levied against paging carriers in the past that have been assessed on a monthly basis for the use of certain network facilities, including telephone numbers. These findings by the FCC will be challenged at the FCC and in the courts. The Company cannot predict with certainty the ultimate outcome of these proceedings. For paging carriers, compensation amounts may be determined in subsequent proceedings either at the federal or state level, or may be determined based on negotiations between the local exchange companies, and the paging carriers. Any agreements reached between the local exchange carriers and paging companies may be required to be submitted to state regulatory commissions for approval. The 1996 Act, as ultimately interpreted by the appropriate regulatory bodies, may require commercial mobile service providers such as the Company to contribute to "Universal Service" or other funds to assure the continued availability of local exchange service to high costs areas as well as contribute funds to cover the costs of number portability and dialing parity implementation. It limits the circumstances under which states and local governments may deny a request by a commercial mobile service provider to place facilities, and gives the FCC the authority to preempt the states in some circumstances.

TRADEMARKS

     The Company markets its paging and related services under various names and marks, including PageNet(R), PageMail(R), PageMate(R), Voice Now(R), PageNet Nationwide(R), SurePage(R), FaxNow(R), MessageNow(R) and the Company's "beeper man" logo, all of which are federally registered service marks. The Company's federal mark registrations expire at various times between 2000 and 2005, unless they are then renewed by the Company. The Company has filed applications with the United States Patent and Trademark Office to register additional names and marks.

CORPORATE ORGANIZATION

     The Company conducts its domestic operations through 50 wholly owned subsidiaries of the Company, each of which operates in a specified geographic area. The Company's subsidiaries operate as largely independent business units, consistent with senior management's philosophy that a decentralized organization is more responsive to market demands and provides greater incentives to employees. Each subsidiary makes its own staffing, administrative, operational and marketing decisions within guidelines established by the senior executive officers of the Company in the annual budget process. Except for his or her participation in the Company's stock option plans, the General Manager of each subsidiary is compensated primarily on the basis of the performance of the subsidiary over which he or she has oversight responsibility without regard to the performance of other subsidiaries of the Company.

                           DESCRIPTION OF SENIOR DEBT

     As of October 28, 1996, the Company had no borrowings outstanding and approximately $333.2 million was available for borrowing under its Second Amended and Restated Credit Agreement dated as of June 5, 1996 (the "Credit Agreement"). In addition to the Credit Agreement borrowings and accrued interest, Senior Debt, as defined in the Credit Agreement, includes the Company's $22.6 million non-recourse guarantee of a portion of the borrowings of Paging Network of Canada Inc. and Madison Telecommunications Holdings Inc.

     The Credit Agreement provides for a $1 billion revolving credit facility with a group of 36 lenders. The Company is able to borrow, provided it meets certain financial covenants, the lesser of $1 billion or an amount based upon several calculations including a calculation which is reduced by total outstanding indebtedness for borrowed monies (as defined) and outstanding letters of credit. The amount available for borrowing calculation is equal to a specified multiple of EBITDA for the most recently ended fiscal quarter multiplied by four. The Credit Agreement expires on December 31, 2004. The maximum borrowings which may be outstanding under the Credit Agreement begin reducing in 2001.

     Under the Credit Agreement, the Company may designate all or a portion of the revolving loan borrowings thereunder to be either a Base Rate loan or a LIBOR Rate loan. The portion designated as a Base Rate loan bears interest at a rate equal to the sum of (i) the higher of (a) the rate established by the Administrative Agent from time to time as its reference rate for the determination of interest rates for loans of varying maturities in U.S. Dollars to U.S. persons, and (b) the Federal funds rate plus .50%, and (ii) a predefined amount (the "spread") ranging from 0% to 1.00% based on the level of borrowings outstanding relative to annualized earnings. The portion designated as a LIBOR Rate loan bears interest at a rate equal to the London Interbank Offered Rate plus a spread ranging from .625% to 2.00% based on the level of borrowings outstanding relative to annualized EBITDA.

     The capital stock of the Company's domestic subsidiaries (as well as the assets of the Company and its domestic subsidiaries) is pledged to the Company's bank lenders to secure the Company's obligations under the Credit Agreement. The Credit Agreement prohibits the Company from paying cash dividends or other cash distributions to stockholders. The Credit Agreement also prohibits the Company from paying more than a total of $5 million in connection with the purchase of Common Stock.

     The Credit Agreement contains other covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, engage in transactions with affiliates, dispose of assets, and engage in mergers, consolidations and acquisitions.

                       DESCRIPTION OF THE EXCHANGE NOTES

     The following summaries of certain provisions of the Exchange Notes and the Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indenture, including the definitions therein of certain terms. Capitalized terms not otherwise defined herein have the meaning given to them in the Indenture.

     The Outstanding Notes were issued, and the Exchange Notes will be issued, under the Indenture. The form and terms of the Exchange Notes will be the same as the form and terms of the Outstanding Notes, except that the Exchange Notes will be registered under the Securities Act and hence will not bear legends restricting the transfer thereof and will not have the benefit of any registration rights agreement or special interest provisions relating thereto. The Exchange Notes will evidence the same indebtedness as the Outstanding Notes, will be entitled to the benefits of the Indenture, and will be treated as a single class under the Indenture with any Outstanding Notes that remain outstanding after the Exchange Offer. The Outstanding Notes and the Exchange Notes will be considered collectively to be a single class for all purposes under the Indenture, including waivers, amendments, redemptions and Offers to Purchase, and for purposes of this Description of the Exchange Notes (except under the caption "-- Registration Rights; Exchange Offer"), all references herein to "Notes" shall be deemed to refer collectively to the Outstanding Notes and any Exchange Notes, unless the context otherwise requires.

GENERAL

     The Exchange Notes will bear interest from October 16, 1996 at the rate of 10% per annum. Interest on the Exchange Notes will be payable on April 15 and October 15, commencing April 15, 1997 to the person in whose name the Exchange Note (or any Predecessor Exchange Note) is registered at the close of business on the April 1 or October 1 next preceding such interest payment date.
(sec.sec. 301 and 307) Interest on the Exchange Notes shall be computed on the basis of a 360-day year of twelve 30-day months. (sec. 310) Payments of principal and interest will be made in immediately available funds. At the option of the Company, principal of and premium, if any, and interest on the Exchange Notes may be paid at the corporate trust office of the Trustee or by check mailed to the registered address of such holders. ([Sections] 301, 305 and
1002)

     Holders of Outstanding Notes whose Outstanding Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Outstanding Notes.

OPTIONAL REDEMPTION

     The Exchange Notes will be subject to redemption, at the option of the Company, in whole or in part, at any time on or after October 15, 2001 and prior to maturity, upon not less than 30 nor more than 60 days notice mailed to each holder of Exchange Notes to be redeemed at his address appearing in the Security Register, in amounts of $1,000 or an integral multiple of $1,000, at the following Redemption Prices (expressed as percentages of principal amount) plus accrued interest to but excluding the Redemption Date (subject to the right of holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date). If redeemed during the 12-month period beginning October 15, of the years indicated,

                                                                   REDEMPTION
YEAR                                                                 PRICE
-----                                                              ----------
2001...........................................................      105.000 %
2002...........................................................      103.333 %
2003...........................................................      101.667 %
2004 and thereafter............................................       100%

     If less than all the Notes are to be redeemed, the Trustee shall select, in such manner as it shall deem fair and appropriate, the particular Notes to be redeemed or any portion thereof that is an integral multiple of $1,000. ([Sections] 203, 1101, 1105 and 1107)

     The Exchange Notes will not have the benefit of any sinking fund obligations.

SUBORDINATION

     The Exchange Notes will, to the extent set forth in the Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt. Upon any payment or distribution of assets of the Company to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest on, such Senior Debt before the holders of Exchange Notes are entitled to receive any payment of principal of (and premium, if any) or interest on the Exchange Notes or on account of the purchase or redemption or other acquisition of Exchange Notes by the Company or any subsidiary of the Company. In the event that notwithstanding the foregoing, the Trustee or the holder of any Exchange Note receives any payment or distribution of assets of the Company of any kind or character (excluding shares of stock of the Company or securities of the Company provided for in a plan of reorganization or readjustment which are subordinate in right of payment to all Senior Debt to substantially the same extent as the Exchange Notes are so subordinated), before all the Senior Debt is paid in full, then such payment or distribution will be required to be paid over or delivered forthwith to the trustee in bankruptcy or other Person making payment or distribution of assets of the Company for application to the payment of all Senior Debt remaining unpaid, to the extent necessary to pay the Senior Debt in full. ([Section] 1402)

     The Company may not make any payments on account of the Exchange Notes or on account of the purchase or redemption or other acquisition of Exchange Notes if there shall have occurred and be continuing a default in the payment of principal of (or premium, if any) or interest on Senior Debt, the payment of commitment or facility fees, letter of credit fees and agency fees under a Credit Facility, and payments with respect to letter of credit reimbursement arrangements with one or more lenders under a Credit Facility when due (a "Senior Payment Default"). In addition, if any default (other than a Senior Payment Default) with respect to any Senior Debt permitting the holders thereof (or a trustee on behalf thereof) to accelerate the maturity thereof (a "Senior Nonmonetary Default") has occurred and is continuing and the Company and the Trustee have received written notice thereof from the Agent Bank for a Credit Facility or from an authorized person on behalf of any Designated Senior Debt, then the Company may not make any payments on account of the Exchange Notes or on account of the purchase or redemption or other acquisition of Exchange Notes for a period (a "blockage period") commencing on the date the Company and the Trustee receive such written notice and ending on the earlier of (x) 179 days after such date and (y) the date, if any, on which the Senior Debt to which such default relates is discharged or such default is waived or otherwise cured. In any event, not more than one blockage period may be commenced during any period of 360 consecutive days, and there shall be a period of at least 181 consecutive days in each period of 360 consecutive days when no blockage period is in effect. No Senior Nonmonetary Default that existed or was continuing on the date of the commencement of any blockage period with respect to the Senior Debt initiating such blockage period will be, or can be, made the basis for the commencement of a subsequent blockage period, unless such default has been cured or waived for a period of not less than 90 consecutive days. In the event that, notwithstanding the foregoing, the Company makes any payment to the Trustee or the holder of any Exchange Note prohibited by the subordination provisions, then such payment will be required to be paid over and delivered forthwith to the holders of the Senior Debt remaining unpaid, to the extent necessary to pay in full all the Senior Debt. For the purposes hereof, "Designated Senior Debt" means any Senior Debt (other than under a Credit Facility which has an Agent
Bank) in an original principal amount of not less than $75 million where the instrument governing such Senior Debt expressly states that such Debt is "Designated Senior Debt" for purposes of the Indenture and a Board Resolution setting forth such designation by the Company has been filed with the Trustee. ([Section] 1403)

     By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Debt or of the Exchange Notes may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the holders of the Exchange Notes.

     "Senior Debt" means (a) the principal of (and premium, if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding) on, penalties and any obligation of the Company for reimbursement, indemnities and fees relating to, Debt outstanding pursuant to a Credit Facility, (b) all other Debt for money borrowed of the Company referred to in the definition of Debt other than clauses (iv), (vi) and (vii) (with respect to clauses (iv) and (vi) of such definition) thereof and other than the Company's 11.75% Senior Subordinated Notes due May 15, 2002, the Company's 8.875% Senior Subordinated Notes due February 1, 2006, and the Company's 10.125% Senior Subordinated Notes due August 1, 2007, (c) payment obligations of the Company under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements required by a Credit Facility, where the counterparty to such agreement is a lender or former lender under such Credit Facility, and (d) all renewals, extensions, modifications, refinancings, refundings and amendments of any Debt or payment obligations referred to in clause (a), (b), or (c) above(including, without limitation, any interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements that are entered into by the Company for the purpose of modifying, terminating or hedging any agreement that constitutes Senior Debt under clause (c) above whether or not such modification, termination or hedge was required by a Credit Facility and whether or not the counterparty to such agreement is a lender or former lender under such Credit Facility), unless, in the case of any particular Debt referred to above, (A) such Debt is owed to a Restricted Subsidiary of the Company, (B) the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Debt is not superior in right of payment to the Notes, (C) such Debt is Incurred in violation of the Indenture, other than Debt Incurred under a Credit Facility not to exceed $200 million aggregate principal amount at any one time outstanding so long as the lender of such Debt did not have actual knowledge that such Debt was Incurred in violation of the Indenture, or (D) such Debt is by its terms subordinate in right of payment in respect of any other Debt of the Company. ([Section] 101)

     The subordination provisions described above will cease to be applicable to the Exchange Notes upon any defeasance or covenant defeasance of the Exchange Notes as described under "Defeasance and Covenant Defeasance." (Article Thirteen)

     As of October 28, 1996, the aggregate amount of Senior Debt outstanding was $24.5 million. The Company may from time to time hereafter incur additional Debt constituting Senior Debt under the Credit Agreement or otherwise, subject to the limitation on consolidated Debt described below.

REGISTRATION RIGHTS; EXCHANGE OFFER

     The Company has entered into a Registration Rights Agreement pursuant to which the Company agreed, for the benefit of the holders of the Outstanding Notes, (i) to file with the Commission, within 30 days following the Closing an Exchange Offer Registration Statement, and (ii) to use its best efforts to cause the Exchange Offer Registration Statement to become effective as soon as practicable, but no later than 75 days following the Closing. The Company has further agreed to hold the Exchange Offer open for at least 30 days, and to issue Exchange Notes for all Outstanding Notes validly tendered and not withdrawn before the expiration of the Exchange Offer.

     The Exchange Notes do not have the benefit of a registration rights agreement.

     If on or before the date of consummation of the Exchange Offer the existing Commission interpretations are changed such that the Exchange Notes would not in general be freely transferable on such date, the Company will, in lieu of effecting registration of Exchange Notes, use its best efforts to cause a registration statement under the Securities Act relating to a shelf registration of the Outstanding Notes for resale by holders (the "Resale Registration") to become effective and to remain effective for a period of up to three years after the time and date as of which the Commission declares the Resale Registration effective. The Company would, in the event of the Resale Registration, provide to the holders of the Outstanding Notes copies of the prospectus that is a part of the registration statement filed in connection with the Resale Registration, notify such holders when the Resale Registration for the Outstanding Notes has become effective and take certain other actions as are required to permit unrestricted resales of the Outstanding Notes. A holder of Outstanding Notes that sells such Notes pursuant to the Resale Registration generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification obligations).

     In the event that (i) the Company has not filed the Exchange Offer Registration Statement (or, if applicable, a registration statement relating to the Resale Registration) within 30 days following the Closing, (ii) such applicable registration statement has not become effective within 75 days following the Closing, (iii) the Exchange Offer if any has not been consummated within 45 days after the initial effective date of the Exchange Offer Registration Statement or (iv) any registration statement required by the Registration Rights Agreement is filed and declared effective but shall thereafter cease to be effective (except as specifically permitted therein) without being succeeded promptly by an additional registration statement filed and declared effective (any such event referred to in clauses (i) through (iv), a "Registration Default"), then the per annum interest rate on the Outstanding Notes will increase by adding 0.5% thereto for the period from the first day on which the Registration Default occurs to the first day on which no Registration Default is in effect (at which time the interest rate will be reduced by such additional amount). If the Company has not consummated the Exchange Offer (or, if applicable, the Resale Registration has not become effective) within 120 days following the Closing, then the per annum interest rate on the Outstanding Notes will increase by adding an additional 0.5% thereto for the period from such 120th day to the day on which the Company consummates the Exchange Offer or a Resale Registration becomes effective (at which time the interest rate will be reduced by such additional amount).

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete. A copy of the Registration Rights Agreement has been filed as an exhibit to the registration statement of which this Prospectus is a part.

COVENANTS

     The Indenture contains, among others, the following covenants:

  LIMITATION ON CONSOLIDATED DEBT

     The Company may not, and may not permit any Restricted Subsidiary to, Incur any Debt unless, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds thereof, the ratio of the aggregate principal amount (or Attributable Value, or Accreted Value in the case of an Original Issue Discount Security, as the case may be) of Debt of the Company and its Restricted Subsidiaries outstanding as of the most recent available quarterly or annual balance sheet to Pro Forma Consolidated Cash Flow for the most recently ended full fiscal quarter multiplied by four, determined on a pro forma basis as if any such Debt had been Incurred and the proceeds thereof had been applied at the beginning of such fiscal quarter, would be not more than 6.5 to 1.

     Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, Incur the following without regard to the foregoing limitation: (i) Debt under a Credit Facility in an aggregate principal amount not to exceed $100 million at any one time outstanding; (ii) Debt evidenced by the Notes; (iii) Debt owed by the Company to any Wholly owned Restricted Subsidiary of the Company or owed by any Restricted Subsidiary of the Company to the Company or any Wholly owned Restricted Subsidiary of the Company (but only so long as such Debt is held by the Company or such a Wholly owned Restricted Subsidiary); (iv) Debt Incurred or Incurrable in respect of letters of credit, bankers' acceptances or similar facilities not to exceed $10 million at any one time outstanding; (v) Capital Lease Obligations whose Attributable Value will not exceed $2 million at any one time outstanding; (vi) Debt (including trade letters of credit) which (a) constitutes all or a part of the purchase price of property or (b) is Incurred prior to, at the time of, or within 270 days after the acquisition of such property for the purpose of financing all or any part of the purchase price thereof, not to exceed $6 million at any one time outstanding; (vii) Debt of a Person guaranteed by the Company or a Restricted Subsidiary in connection with a transaction which results in such Person becoming a Restricted Subsidiary of the Company, provided such Debt was not Incurred in anticipation of, and was outstanding prior to, such transaction; (viii) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Debt is extinguished within two Business Days of its Incurrence; and (ix) renewals, refundings or extensions of outstanding Debt, in any case in an amount not to exceed the outstanding principal amount of the Debt so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company incurred in connection with such refinancing, provided that, (A) in the case of any refinancing of the Notes or any pari passu Debt, such refinancing Debt is made pari passu or subordinate in right of payment to the Notes, (B) in the case of any refinancing of Debt that is subordinate in right of payment to the Notes, such refinancing Debt is made subordinate in right of payment to the Notes, and (C) in the case of any refinancing of pari passu or subordinated Debt, such refinancing Debt does not have an Average Life less than the Average Life of the Debt being refinanced and does not have a final scheduled maturity earlier than the final scheduled maturity, or permit redemption at the option of the holder earlier than the earliest date of redemption at the option of the holder, of the Debt being refinanced. ([Section]1008)

  LIMITATION ON CERTAIN DEBT

     The Indenture provides that so long as any of the Notes are Outstanding the Company will not Incur or suffer to exist any Debt that is by its terms subordinate in right of payment to any Senior Debt of the Company and that is senior in right of payment to the Notes. ([Section]1009)

  LIMITATION ON RESTRICTED PAYMENTS

     The Company (i) may not, directly or indirectly, declare or pay any dividend, or make any distribution, in respect of its Capital Stock or to the holders thereof (including pursuant to a merger or consolidation of the Company, but excluding any dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire its Capital Stock (other than Disqualified Stock)), (ii) may not, and may not permit any Restricted Subsidiary of the Company to, directly or indirectly, purchase, redeem or otherwise acquire or retire for value (a) any Capital Stock of the Company or any Related Person of the Company or (b) any options, warrants, or rights to purchase or acquire shares of Capital Stock of the Company or any Related Person of the Company, (iii) may not make, or permit any Restricted Subsidiary of the Company to make, any loan, advance, capital contribution to or investment in, or payment on a Guarantee of any obligation of, any Affiliate or any Related Person, other than the Company or a Wholly owned Restricted Subsidiary of the Company, and (iv) may not, and may not permit any Restricted Subsidiary of the Company to, redeem, defease, repurchase, retire or otherwise acquire or retire for value prior to any scheduled maturity, repayment or sinking fund payment, Debt of the Company which is subordinate in right of payment to the Notes (each of clauses (i) through (iv) being a "Restricted Payment"), if: (1) an Event of Default, or an event that with the lapse of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and be continuing, or (2) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments from the date of the Indenture exceeds the sum of: (a) the remainder of (x) 100% of cumulative Consolidated Cash Flow after December 31, 1993 through the last day of the last full fiscal quarter immediately preceding such Restricted Payment for which quarterly or annual financial statements of the Company are available minus (y) the product of 1.4 times cumulative Consolidated Interest Expense after December 31, 1993 through the last day of the last full fiscal quarter immediately preceding such Restricted Payment for which quarterly or annual financial statements of the

Company are available; and (b) 100% of the aggregate net proceeds after the date of the Indenture (including the fair value of property other than cash) from the issuance of Capital Stock (other than Disqualified Stock) of the Company and options, warrants or other rights on Capital Stock (other than Disqualified Stock) of the Company and the principal amount of Debt of the Company that has been converted into Capital Stock (other than Disqualified Stock) of the Company after the date of the Indenture.

     The foregoing provision will not be violated by reason of (i) the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the foregoing provision; (ii) Restricted Payments consisting of investments in telecommunications businesses in an aggregate amount not exceeding $50 million; (iii) payment in redemption of Capital Stock of the Company or options to purchase such Capital Stock granted to officers or employees of the Company pursuant to the 1982 Incentive Stock Option Plan in connection with the severance or termination of officers or employees not to exceed $3 million in the aggregate; and (iv) the making of other Restricted Payments not in excess of $25 million. Any payment made pursuant to clause (i), (ii), (iii) or (iv) of this paragraph shall be a Restricted Payment for purposes of calculating aggregate Restricted Payments under the next preceding paragraph.([Section] 1010)

  LIMITATIONS CONCERNING DISTRIBUTIONS BY AND TRANSFERS TO RESTRICTED
  SUBSIDIARIES

     The Company may not, and may not permit any Restricted Subsidiary of the Company to, suffer to exist any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company (i) to pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Debt or other obligation owed to the Company or any other Restricted Subsidiary of the Company; (ii) to make loans or advances to the Company or any Restricted Subsidiary of the Company; or (iii) to transfer any of its property or assets to the Company. Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, suffer to exist any such encumbrance or restriction on the ability of any Restricted Subsidiary of the Company if and to the extent (i) subject to the provisions described under "Mergers, Consolidations and Certain Sales and Purchases of Assets," such encumbrance or restriction existed prior to the time any Person became a Restricted Subsidiary of the Company and such restriction or encumbrance was not Incurred in anticipation of such acquisition of such Person by the Company; (ii) subject to the provisions described under "Mergers, Consolidations and Certain Sales and Purchases of Assets," "Limitation on Certain Asset Dispositions" and "Limitation on Issuances and Sales of Capital Stock of Wholly owned Restricted Subsidiaries," such encumbrance or restriction exists by reason of a customary merger or acquisition agreement for the purchase or acquisition of the stock or assets of the Company or any of its Restricted Subsidiaries by another Person;
(iii) such encumbrance or restriction is contained in an operating lease for real property and is effective only upon the occurrence and during the continuance of a default in the payment of rent; and (iv) such encumbrance or restriction is the result of applicable corporate law or regulation relating to the payment of dividends or distributions.([Section] 1011)

  LIMITATION ON TRANSACTIONS WITH AFFILIATES AND RELATED PERSONS

     The Company may not, and may not permit any Restricted Subsidiary of the Company to, directly or indirectly, enter into any transaction after the date of the Indenture with any Affiliate or Related Person (other than the Company or a Wholly owned Restricted Subsidiary of the Company), unless (1) a majority of the disinterested members of the Board of Directors of the Company determines in its good faith judgment evidenced by a Board Resolution that the terms of such transaction are in the best interests of the Company or such Restricted Subsidiary; and (2) such transaction is, in the good faith judgment of the Board of Directors evidenced by a Board Resolution, on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate or a Related Person.([Section] 1012)

  LIMITATION ON CERTAIN ASSET DISPOSITIONS

     The Company may not, and may not permit any Restricted Subsidiary of the Company to, make any Asset Disposition in one or more transactions unless: (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such sale or other disposition at least equal to the fair market value for the assets sold or disposed of as determined by the Board of Directors; (ii) the consideration for such disposition consists of cash or readily marketable cash equivalents or the assumption of Debt of the Company or other obligations relating to such assets and release from all liability on the Debt or other obligations assumed; and (iii) all Net Available Proceeds, less any amounts invested within 180 days of such disposition in accordance with the next sentence, in assets related to the business of the Company, of such disposition and from the sale of any marketable cash equivalents received therein are applied within 180 days of such disposition, (A) first, to the permanent reduction of any Debt then outstanding under a Credit Facility to the extent the terms of such Credit Facility require such application or prohibit prepayment of the Notes or other Debt to be prepaid as described in this paragraph, (B) second, to the repayment of any other Senior Debt to the extent the terms of such Debt require such application or prohibit prepayment of the Notes or other Debt to be prepaid as described in this paragraph, (C) third, to the extent remaining Net Available Proceeds exceed $5 million, to make an offer to purchase the Company's outstanding 11.75% Senior Subordinated Notes due May 15, 2002, and (D) fourth, to the extent remaining Net Available Proceeds exceed $5 million, to make an Offer to Purchase the Notes Outstanding, the Company's outstanding 8.875% Senior Subordinated Notes due February 1, 2006, the Company's outstanding 10.125% Senior Subordinated Notes due August 1, 2007, and other pari passu Debt, on a pro rata basis according to their respective principal amounts then outstanding (or Accreted Value in the case of an Original Issue Discount Security), at 100% of their principal amount plus accrued interest to the date of the purchase. Notwithstanding the foregoing, the Company shall not be required to repurchase or redeem Notes or to repay other Debt pursuant to clause
(iii) above unless the Net Available Proceeds from any Asset Disposition, less any amounts invested within 180 days of such disposition in assets related to the business of the Company, exceed $5 million (such lesser amount to be carried forward on a cumulative basis for any fiscal year). The Company shall not be entitled to any credit against such obligation to purchase Notes for the principal amount of any Notes acquired by the Company otherwise than pursuant to such Offer to Purchase. These provisions will not apply to a transaction which is permitted under the provisions described under "Mergers, Consolidations and Certain Sales and Purchases of Assets."([Section]1013)

  LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF WHOLLY OWNED RESTRICTED SUBSIDIARIES

     The Company (i) shall not, and shall not permit any Wholly owned Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of such or any other Wholly owned Restricted Subsidiary to any Person (other than the Company or a Wholly owned Restricted Subsidiary) unless such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Wholly owned Restricted Subsidiary and the Net Available Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with "Limitation on Certain Asset Dispositions" and (ii) shall not permit any Wholly owned Restricted Subsidiary to issue shares of its Capital Stock (other than directors' qualifying shares), or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, its Capital Stock to any Person other than to the Company or a Wholly owned Restricted Subsidiary.([Section]1014)

  PROVISION OF FINANCIAL INFORMATION

     So long as any of the Exchange Notes are Outstanding, the Company will file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the 1934 Act if the Company were subject to such Sections and will also provide to all holders and file with the Trustee copies of such reports.([Section]1015)

  MERGERS, CONSOLIDATIONS AND CERTAIN SALES AND PURCHASES OF ASSETS

     The Company (i) may not consolidate with or merge into any other Person or permit any other Person to consolidate with or merge into the Company or any Restricted Subsidiary of the Company (in a transaction in which such Restricted Subsidiary remains a Restricted Subsidiary of the Company); (ii) may not, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets; (iii) may not, and may not permit any Restricted Subsidiary of the Company to, directly or indirectly, acquire Capital Stock of any other Person such that such Person becomes a Restricted Subsidiary of the Company; and (iv) may not, and may not permit any Restricted Subsidiary of the Company to, directly or indirectly, purchase, lease or otherwise acquire
(x) all or substantially all of the assets or (y) any existing business (whether existing as a separate entity, subsidiary, division, unit or otherwise) of any Person unless: (1) immediately before and after giving effect to such transaction and treating any Debt Incurred by the Company or a Restricted Subsidiary of the Company as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing; (2) in a transaction in which the Company does not survive or in which the Company conveys, sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to the Company is organized under the laws of the United States or any State thereof or the District of Columbia and expressly assumes, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture; and (3) immediately after giving effect to such transaction, the Company and its Restricted Subsidiaries or the successor entity to the Company and its Restricted Subsidiaries would have a ratio of aggregate principal amount (or Attributable Value, or Accreted Value in the case of an Original Discount Security, as the case may be) of Debt outstanding as of the most recent available quarterly or annual balance sheet to Pro Forma Consolidated Cash Flow for the most recently ended full fiscal quarter multiplied by four, determined on a pro forma basis as if any such transaction had taken place at the beginning of such fiscal quarter, of not more than 6.5 to 1; provided, however, that the provisions of this clause (3) shall not apply to transactions described in clauses (i) through (iv) above which are (x) between the Company and one or more of its Wholly owned Restricted Subsidiaries or (y) between two or more Wholly owned Restricted Subsidiaries of the Company.

     Notwithstanding the foregoing, the Company or any Restricted Subsidiary of the Company may acquire the Capital Stock of a Person in a transaction in which such Person becomes a Restricted Subsidiary of the Company or directly or indirectly purchase, lease or otherwise acquire (x) all or substantially all of the assets or (y) any existing business (whether existing as a separate entity, subsidiary, division, unit or otherwise) of any Person so long as the sum of the consideration paid for such Capital Stock or assets and the Debt assumed in connection therewith plus the sum of the aggregate amount of consideration paid for all other such acquisitions consummated during the twelve-month period immediately preceding the date of such acquisition and the Debt Incurred in connection therewith does not exceed 5% of Consolidated Tangible Assets of the Company immediately prior to such acquisition.([Section] 801)

  CHANGE OF CONTROL

     Within 30 days following the date of the consummation of a transaction resulting in a Change of Control, the Company will commence an Offer to Purchase all Notes Outstanding at a purchase price equal to 101% of their aggregate principal amount plus accrued interest to the date of purchase. A Change of Control will be deemed to have occurred at such time after the date of the Indenture as any Person or any Persons (other than The Golder Thoma Fund or any of its officers), acting together which would constitute a "group" (a "Group") for purposes of Section 13(d) of the 1934 Act, together with any Affiliates or Related Persons thereof, shall beneficially own at least 50% of the total voting power of all classes of Voting Stock of the Company or at such time as any Person or Group, together with any Affiliates or Related Persons thereof, succeeds in having sufficient of its nominees elected to the Board of Directors of the Company such that such nominees, when added to any existing director remaining on the Board of Directors of the Company after such election who is an Affiliate or Related Person of such Person or Group, will constitute a majority of the Board of Directors of the Company; provided, however, that this provision shall not apply to any Person or Group, or the Affiliates or Related Persons thereof, who shall have succeeded on or prior to the date of the Indenture in electing directors which constitute a majority of the Board of Directors.([Section] 1016)

  CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. ([Section] 101)

     "Accreted Value" of any Original Issue Discount Security as of or to any date of determination means an amount equal to the sum of (i) the issue price of such Original Issue Discount Security as determined in accordance with Section 1273 of the Internal Revenue Code plus (ii) the aggregate of the portions of the original issue discount (the excess of the amounts considered as part of the "stated redemption price at maturity" of such Original Issue Discount Security within the meaning of Section 1273(a)(2) of the Code or any successor provisions, whether denominated as principal or interest, over the issue price of such Original Issue Discount Security) that shall theretofore have accrued pursuant to Section 1272 of the Code (without regard to Section 1272(a)(7) of the Code) from the date of issue of such Original Issue Discount Security to the end of the preceding fiscal quarter, plus (iii) accrued and unpaid interest to the date such Accreted Value is paid (without duplication of any amount set forth in (ii) above), minus all amounts theretofore paid in respect of such Original Issue Discount Security, which amounts are considered as part of the "stated redemption price at maturity" of such Original Issue Discount Security within the meaning of Section 1273(a)(2) of the Code or any successor provisions (whether such amounts paid were denominated principal or interest).

     "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Restricted Subsidiaries (including a consolidation or merger or other sale of any such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary, but excluding a disposition by a Restricted Subsidiary of such Person to such Person or a Wholly owned Restricted Subsidiary of such Person or by such Person to a Wholly owned Restricted Subsidiary of such Person, and excluding the creation of a lien, pledge or security interest) of (i) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Restricted Subsidiary of such Person, (ii) substantially all of the assets of such Person or any of its Restricted Subsidiaries representing a division or line of business or (iii) other assets or rights of such Person or any of its Restricted Subsidiaries outside of the ordinary course of business.

     "Attributable Value" means, as to any particular lease under which any Person is at the time liable other than a Capital Lease Obligation, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term thereof as determined in accordance with generally accepted accounting principles, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated. "Attributable Value" means, as to a Capital Lease Obligation under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

     "Average Life" means, as of the date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal or liquidation value payments of such Debt or Preferred Stock, respectively, and the amount of such principal or liquidation value payments, by (ii) the sum of all such principal or liquidation value payments.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of Boston, Massachusetts or the Borough of Manhattan, The City of New York, New York are authorized or obligated by law or executive order to close.

     "Capital Expenditures" means, with respect to any Person for any period, the aggregate of all direct and indirect expenditures (including capitalized interest) of such Person during such period which are required to be included in property, plant or equipment or similar tangible property account, including, without limitation, additions to equipment and leasehold improvements, on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared in accordance with generally accepted accounting principles.

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock of such Person.

     "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated Cash Flow" of any Person means for any period the Consolidated Net Income of such Person for such period increased by (i) Consolidated Interest Expense of such Person for such period, plus (ii) Consolidated Income Tax Expense of such Person for such period, plus (iii) the consolidated depreciation and amortization expense included in the income statement of such Person and its Restricted Subsidiaries for such period, plus
(iv) other non-cash charges deducted from consolidated revenues in determining Consolidated Net Income for such period, minus (v) non-cash items increasing consolidated revenues for such period.

     "Consolidated Income Tax Expense" of any Person means for any period the consolidated provision for income taxes of such Person and its Restricted Subsidiaries for such period.

     "Consolidated Interest Expense" of any Person means for any period the consolidated interest expense included in a consolidated income statement (without deduction of interest income) of such Person and its Restricted Subsidiaries for such period determined in accordance with generally accepted accounting principles, including without limitation or duplication (or, to the extent not so included, with the addition of), (i) the amortization of Debt discounts; (ii) any payments or fees with respect to letters of credit, bankers' acceptances or similar facilities; (iii) fees with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements, other than fees or charges related to the acquisition or termination thereof which are not allocable to interest expense in accordance with generally accepted accounting principles; and (iv) Preferred Stock dividends declared and payable in cash.

     "Consolidated Net Income" of any Person means for any period the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period determined in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom (a) the net income (or loss) of any Person acquired by such Person or a Restricted Subsidiary of such Person in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (but not the net loss) of any Restricted Subsidiary of such Person which is subject to restrictions which prevent the payment of dividends and the making of distributions (by loans, advances, intercompany transfers or otherwise) to such Person to the extent of such restrictions, (c) the net income (or loss) of any Person that is not a Restricted Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period, (d) gains or losses on Asset Dispositions by such Person or its Restricted Subsidiaries and (e) all extraordinary gains and extraordinary losses.

     "Consolidated Tangible Assets" of any Person means the sum of the Tangible Assets of such Person and its Restricted Subsidiaries after eliminating inter-company items, all determined in accordance with generally accepted accounting principles, including appropriate deductions for any minority interest in Tangible Assets of such Restricted Subsidiaries; provided, however, that, with respect to the Company and its Restricted Subsidiaries, adjustments following the date of the Indenture to the accounting books and records of the Company and its Restricted Subsidiaries in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect.

     "Credit Facility" means a credit or loan agreement or facility (which may include a revolving or working capital facility) with a bank or other financial institution or group of banks or other financial institutions, as such agreement or facility may be amended (including any amendment and restatement thereof), modified, supplemented, restated or replaced from time to time.

     "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or for which such Person is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise.

     "Disqualified Stock" of any Person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the Company, any Restricted Subsidiary of the Company or the holder thereof, in whole or in part, on or prior to the Stated Maturity of the Notes.

     "Golder Thoma Fund" means The Golder Thoma Fund, L.P., an Illinois limited partnership, each general partner thereof and any successor thereto.

     "Guaranty" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or
(iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and "Guaranteed," "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); provided, however, that the Guaranty by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

     "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Net Available Proceeds" from any Asset Disposition by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of Debt or other obligations relating to such properties or assets or received in any other noncash form) therefrom by such Person, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Restricted Subsidiaries on any Debt which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law be repaid out of the proceeds from such Asset Disposition, and (iii) all distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person or joint ventures as a result of such Asset Disposition.

     "Offer to Purchase" means a written offer (the "Offer") sent by the Company by first class mail, postage prepaid, to each holder at its address appearing in the Securities Register on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer. Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for the purchase of Notes within five Business Days after the Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to the provisions described under "Covenants -- Provision of Financial Information" (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein. The Offer shall contain all instructions and materials necessary to enable such holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

          (1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

          (2) the Expiration Date and the Purchase Date;

          (3) the aggregate principal amount of the Outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such has been determined pursuant to the Section of the Indenture requiring the Offer to Purchase) (the "Purchase Amount");

          (4) the purchase price to be paid by the Company for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture);

          (5) that the holder may tender all or any portion of the Notes registered in the name of such holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

          (6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

          (7) that interest on any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

          (8) that on the Purchase Date the purchase price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

          (9) that each holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the holder thereof or his attorney duly authorized in writing and bearing appropriate signature guarantees);

          (10) that holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note the holder tendered, the certificate number of the Note the holder tendered and a statement that such holder is withdrawing all or a portion of such tender;

          (11) that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased); and

          (12) that in case of any holder whose Note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to such holder without service charge, a new Note or Notes, of any authorized denomination as requested by such holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

     "pari passu," when used with respect to the ranking of any Debt of any Person in relation to other Debt of such Person, means that such Debt (a) either
(i) is not subordinate in right of payment to any other Debt of such Person or
(ii) is subordinate in right of payment to the same Debt of such Person as is the other and is so subordinate to the same extent and (b) is not subordinate in right of payment to the other or to any Debt of such Person as to which the other is not so subordinate.

     "Preferred Stock," as applied to the Capital Stock of any Person, means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Pro Forma Consolidated Cash Flow" of any Person means for any period the Consolidated Cash Flow of such Person for such period calculated on a pro forma basis to give effect to any Asset Disposition or acquisition of assets not in the ordinary course of business (including acquisitions of other Persons by merger, consolidation or purchase of Capital Stock) during such period as if such acquisition had taken place on the first day of such period.

     "Redeemable Stock" means any equity security that by its terms or otherwise is required to be redeemed prior to the Stated Maturity of the Notes, or is redeemable at the option of the holder thereof at any time prior to the Stated Maturity of the Notes.

     "Related Person" of any Person means, without limitation, any other Person owning (a) 5% or more of the outstanding Common Stock of such Person or (b) 5% or more of the Voting Stock of such Person.

     "Restricted Subsidiary" of the Company means any Subsidiary, whether existing on or after the date of the Indenture, unless such Subsidiary is an Unrestricted Subsidiary.

     "Subsidiary" of any Person means (i) a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

     "Tangible Assets" of any Person means, at any date, the gross book value as shown by the accounting books and records of such Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles,
(ii) unamortized Debt discount and expense, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with generally accepted accounting principles should be provided in connection with the business conducted by such Person; provided, however, that, with respect to the Company and its Restricted Subsidiaries, adjustments following the date of the Indenture to the accounting books and records of the Company and its Restricted Subsidiaries in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of the Company by another Person shall not be given effect.

     "Unrestricted Subsidiary" means (1) any Subsidiary designated as such by the Board of Directors as set forth below where (a) neither the Company nor any of its other Subsidiaries (other than another Unrestricted Subsidiary) (i) provides credit support for, or Guaranty of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary, and (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company and its Restricted Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity and
(2) any Subsidiary of an Unrestricted Subsidiary. Subject to the foregoing, the Board of Directors may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary, provided that either (x) the Subsidiary to be so designated has total assets of $1,000 or less or (y) immediately after giving effect to such designation, the Company could Incur at least $1.00 of additional Debt pursuant to the first paragraph under "Covenants -- Limitation on Consolidated Debt" above. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that, immediately after giving effect to such designation, the Company could Incur at least $1.00 of additional Debt pursuant to the first paragraph under "Covenants -- Limitation on Consolidated Debt" above.

     "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

     "Wholly owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly owned Restricted Subsidiaries of such Person.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (a) failure to pay any interest on any Note when due, continued for 30 days; (b) failure to pay principal of (or premium, if any, on) any Note when due; (c) default in the payment of principal and interest on Notes required to be purchased pursuant to an Offer to Purchase as described under "-- Covenants -- Limitation on Certain Asset Dispositions" and "-- Covenants -- Change of Control" when due and payable; (d) failure to perform or comply with the provisions described under "-- Covenants -- Mergers, Consolidations and Certain Sales and Purchases of Assets"; (e) failure to perform or breach of any other covenant or warranty of the Company in the Indenture, continued for 60 days after written notice from the Trustee or holders of at least 25% in principal amount of the Notes Outstanding as provided in the Indenture; (f) a default under any bonds, debentures, notes or other evidences of indebtedness of the Company or any Restricted Subsidiary of the Company or under any mortgages, indentures or instruments under which there may be issued or by which there may be secured or evidenced any indebtedness by the Company or any Restricted Subsidiary of the Company, in any case with a principal amount of at least $5 million outstanding, which shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise be due and payable or which shall constitute the failure to pay principal when due at the stated maturity of such indebtedness; (g) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Restricted Subsidiaries in an aggregate amount in excess of $5 million which remains unstayed, in effect and unpaid for a period of 60 consecutive days thereafter; and (h) certain events in bankruptcy, insolvency or reorganization affecting the Company or any Restricted Subsidiary of the Company. ([Section] 501)

     If an Event of Default (other than an Event of Default described in clause
(h) above) with respect to the Notes shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes by notice as provided in the Indenture may declare the principal amount of the Notes to be due and payable immediately. If an Event of Default described in clause (h) above with respect to the Notes shall occur, the principal amount of all the Notes will automatically, and without any action by the Trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. ([Section] 502) For information as to waiver of defaults, see "Modification and Waiver."

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. ([Section] 603) Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes. ([Section] 512)

     No holder of an Exchange Note will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes, (ii) the holders of at least 25% in aggregate principal amount of the Notes have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the Notes a direction inconsistent with such request, within 60 days after such notice, request and offer. ([Section] 507) However, such limitations do not apply to a suit instituted by a holder of an Exchange Note for the enforcement of payment of the principal of or any premium or interest on such Exchange Note on or after the applicable due date specified in such Exchange Note. ([Section] 508)

     The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indentures and, if so, specifying all such known defaults. ([Section] 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each Note Outstanding affected thereby, (a) change the Stated Maturity of the principal of, or any instalment of interest on, any Note, (b) reduce the principal amount of (or the premium) or interest on, any Note, (c) change the place or currency of payment of principal of (or premium) or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of Notes Outstanding necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of Notes Outstanding necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified, (h) modify any of the provisions of the Indenture relating to the subordination of the Notes in a manner adverse to the holders, or (i) following the mailing of an offer with respect to an Offer to Purchase the Notes as described under "-- Covenants -- Limitation on Certain Asset Dispositions" and " -- Change of Control," modify the Indenture with respect to such Offer to Purchase in a manner adverse to such holder. ([Sections] 902 and 1017)

     The holders of a majority in principal amount of the Notes may prospectively waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1017) The holders of a majority in principal amount of the Notes may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the holder of each Note affected. ([Section] 513)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that (A) if applicable, the Company will be discharged from any and all obligations in respect of the Notes (including the provisions referred to under "Subordination") or (B) if applicable, the Company may omit to comply with certain restrictive covenants, and that such omission shall not be deemed to be an Event of Default under the Indenture and the Notes, in either case (A) or (B) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the Notes. With respect to clause (B), the obligations under the Indenture other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants shall remain in full force and effect. Such trust may only be established if, among other things (i) with respect to clause (A), the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the Opinion of Counsel provides that holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (B), the Company has delivered to the Trustee an Opinion of Counsel to the effect that the holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default has occurred and is continuing; (iii) such deposit shall not cause the trust so created to be subject to the Investment Company Act of 1940 unless such trust shall be registered under such Act or exempt from registration; (iv) no default in the payment of principal or interest on any Senior Debt or which results in the Senior Debt becoming due and payable or permits the holders of Senior Debt to declare such Debt due and payable in advance of its stated maturity has occurred and is continuing; and
(v) certain other customary conditions precedent are satisfied. (Article
Thirteen)

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

     Exchange Notes will be issued only in fully registered form, without interest coupons, in denominations of $1,000 and integral multiples thereof. Exchange Notes will not be issued in bearer form.

     CERTAIN BOOK-ENTRY PROCEDURES FOR GLOBAL NOTES. The descriptions of the operations and procedures of the Depository Trust Company ("DTC") that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact DTC or its participants directly to discuss these matters.

     Some or all of the Exchange Notes may be represented, in whole or in part, by one or more Global Notes which will have an aggregate principal amount equal to that of the Exchange Notes represented thereby. Each Global Note will be registered in the name of DTC, or a nominee thereof, will be deposited with DTC or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below.

     DTC may determine to discontinue providing its services with respect to the Global Notes at any time by giving reasonable written notice to the Trustee and the Company and discharging its responsibilities under applicable law. In addition, the Company at its sole discretion may terminate the services of DTC (or substitute depositary or its successor) with respect to the Global Notes.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants ("participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL NOTE, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE EXCHANGE NOTES REPRESENTED BY SUCH GLOBAL NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE EXCHANGE NOTES. A beneficial interest in a Global Note may not be exchanged for an Exchange Note in certificated form unless (i) DTC (x) notifies the Company that it is unwilling or unable to continue as Depositary for the Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act, and in either case the Company thereupon fails to appoint a successor Depositary, (ii) the Company, at its option, notifies the Trustee in writing that all Global Notes shall be exchanged in whole for Exchange Notes that are not Global Notes, or (iii) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default with respect to the Exchange Notes. In all cases, certificated Exchange Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures).

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     Payments of the principal of, premium, if any, and interest on Global Notes will be made to DTC or its nominee as the registered owner thereof. Neither the Company, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee , upon receipt of any payment of principal or interest in respect of a Global Note representing any Exchange Notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such Exchange Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Exchange Notes only at the direction of one or more participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Exchange Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for Exchange Notes in certificated form, and to distribute such Exchange Notes to its participants.

NOTICES

     Notices to holders of Exchange Notes will be given by mail to the addresses of such holders as they may appear in the applicable Register. ([Sections] 101 and 106)

TITLE

     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name an Exchange Note is registered as the absolute owner thereof (whether or not such Exchange Note may be overdue) for the purpose of making payment and for all other purposes. ([Section] 308)

GOVERNING LAW

     The Indenture and the Exchange Notes will be governed by, and construed in accordance with, the law of the State of New York. ([Section] 112)

REGARDING THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the continuance of an Event of Default, the Trustee will exercise such rights and powers vested in the Trustee under the Indenture and use the same degree of care and skill in such exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. ([Sections] 601 and 603)

     The Indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Company or any Affiliate; provided, however, that if the Trustee acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.
([Section] 608)

     Fleet National Bank serves as the Trustee under the Indenture dated as of May 15, 1992 relating to the Company's 11.75% Senior Subordinated Notes due May 15, 2002 (the "11.75% Notes"), as the Trustee under the Indenture dated as of January 15, 1994 relating to the Company's 8.875% Senior Subordinated Notes due February 1, 2006, and as the Trustee for the Company's 10.125% Senior Subordinated Notes due August 1, 2007 issued under the Indenture dated as of July 15, 1995 and the First Supplemental Indenture thereto dated as of July 15, 1995. Upon the occurrence of an Event of Default, or any event of default under any such other indenture, the Trustee may be deemed to have a conflicting interest with respect to the Notes for purposes of the Trust Indenture Act of 1939 and, accordingly, may be required to resign as trustee under the Indenture.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the same carrying value as the Outstanding Notes as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

     UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OF NOTES

     The following summary of all material federal income tax consequences of the exchange of Notes is based on the opinion of Bingham, Dana & Gould LLP, counsel to the Company, which opinion has been filed as an exhibit to the Registration Statement. Such opinion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed regulations promulgated thereunder, and administrative rulings and judicial decisions in effect as of the date hereof, all of which are subject to change (possibly with retroactive effect) or different interpretations. The following summary is not binding on the Internal Revenue Service ("IRS") and there can be no assurance that the IRS will take a similar view with respect to the tax consequences described below. No ruling has been or will be requested by the Company from the IRS on any tax matters relating to the Notes or the Exchange Offer. This discussion is for general information only and does not purport to address the possible federal income tax consequences or any state, local or foreign tax consequences of the acquisition, ownership and disposition of the Notes or the Exchange Notes other than the exchange of Outstanding Notes for Exchange Notes in this Exchange Offer.

     This summary deals only with holders that will hold Notes as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold Notes as a position in a "straddle" for tax purposes, persons that hold Notes that are a hedge or that are hedged against currency risks or that are part of a conversion transaction, or persons that have a "functional currency" other than the U.S. dollar. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

     The exchange of the Outstanding Notes for Exchange Notes pursuant to the Exchange Offer should not be treated as an "exchange" because the Exchange Notes should not be considered to differ materially in kind or extent from the Outstanding Notes. Rather, the Exchange Notes received by a holder of the Outstanding Notes should be treated as a continuation of the Outstanding Notes in the hands of such holder. As a result, there should be no federal income tax consequences to holders exchanging the Outstanding Notes for the Exchange Notes pursuant to the Exchange Offer.

                              PLAN OF DISTRIBUTION

     Based on positions taken by the staff of the Commission that have been enunciated in no-action letters issued to Exxon Capital Holdings Corp. and Morgan Stanley & Co. Inc., among others, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder which is (i) an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, or (ii) a broker-dealer who acquired Outstanding Notes for resale pursuant to an exemption from the registration requirements of the Securities Act) without compliance with the registration and prospectus delivery provisions under the Securities Act, provided that (A) such Exchange Notes are acquired in the ordinary course of such holders' business, (B) such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes, and (C) as provided in the next paragraph certain broker-dealers will be subject to a prospectus delivery requirement with respect to resales of such Exchange Notes.

     Each holder who is a broker-dealer and who receives Exchange Notes for its own account in exchange for Outstanding Notes that were acquired by it as a result of market making activities or other trading activities (a "Participating Broker-Dealer") will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such Exchange Notes. To date, the staff of the Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the Exchange Offer (other than a resale of an unsold allotment from the sale of the Outstanding Notes to the Initial Purchasers thereof) with the Prospectus contained in the Exchange Offer Registration Statement. Pursuant to the Registration Rights Agreement, the Company has agreed to permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this Prospectus in connection with the resale of such Exchange Notes. The Company has agreed that, for a period of 90 days after the Exchange Offer has been consummated, it will make this Prospectus, and any amendment or supplement to this Prospectus, available to any broker-dealer that requests such documents in the Letter of Transmittal.

     Each holder of Outstanding Notes who wishes to exchange its Outstanding Notes for Exchange Notes in the Exchange Offer will be required to make certain representations to the Company. In addition, each holder who is a broker-dealer and who receives Exchange Notes for its own account in exchange for Outstanding Notes that were acquired by it as a result of market-making activities or other trading activities, will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such Exchange Notes. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     Holders who tender Outstanding Notes in the Exchange Offer with the intention to participate in a distribution of the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the Exchange Notes (unless an exemption from such requirements is otherwise available).

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $300,000. Such expenses include registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees, printing costs and related fees and expenses.

                                 LEGAL MATTERS

     Certain legal matters regarding the validity of the Exchange Notes offered hereby and the United States federal income tax consequences of the Exchange Offer will be passed upon for the Company by Bingham, Dana & Gould LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995 and appearing in or incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing or incorporated by reference therein and herein. Such consolidated financial statements and schedule are included or incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Comtech, Inc. -- Paging Division as of December 31, 1994 and 1993 and for the years then ended appearing in the Company's Current Report (Form 8-K/A) dated April 3, 1995, have been audited by McGladrey & Pullen, LLP, independent auditors, as set forth in their report appearing therein and incorporated by reference herein. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of SNET Paging, Inc., as of December 31, 1994 and 1993 and for the years then ended, appearing in the Company's Current Report (Form 8-K/A) dated April 3, 1995, have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their report appearing therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of TNI Associates as of December 31, 1992 and 1991 and for the years then ended, appearing in the Company's Current Report (Form 8-K/A) dated April 3, 1995, have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their report appearing therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Celpage, Inc. (Atlanta Branch) at March 31, 1995 and for the ten months then ended, appearing in the Company's Current Report (Form 8-K) dated October 31, 1995, have been audited by Price Waterhouse, independent auditors, as set forth in their report appearing therein and incorporated by reference herein. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The statements set forth under "Business -- Regulation" have been made under the authority of Reed Smith Shaw & McClay, attorneys, Washington, D.C., as experts in telecommunications law. Holders of the Outstanding Notes should not rely on Reed Smith Shaw & McClay with respect to any matters other than as set forth under the caption "Business -- Regulation."

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
AUDITED FINANCIAL STATEMENTS
  Report of Independent Auditors.................................................         F-2
  Consolidated Balance Sheets as of December 31, 1994 and 1995...................         F-3
  Consolidated Statements of Operations for the Years Ended December 31, 1993,
     1994 and 1995...............................................................         F-4
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993,
     1994 and 1995...............................................................         F-5
  Consolidated Statements of Stockholders' Deficit for the Years Ended December
     31, 1993, 1994 and 1995.....................................................         F-6
  Notes to Consolidated Financial Statements.....................................         F-7
UNAUDITED FINANCIAL STATEMENTS
  Consolidated Balance Sheets as of December 31, 1995 and June 30, 1996..........        F-16
  Consolidated Statements of Operations for the six months ended June 30, 1995
     and 1996....................................................................        F-17
  Consolidated Statements of Cash Flows for the six months ended June 30, 1995
     and 1996....................................................................        F-18
  Notes to Consolidated Financial Statements.....................................        F-19

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Paging Network, Inc.

     We have audited the accompanying consolidated balance sheets of Paging Network, Inc. as of December 31, 1994 and 1995, and the related consolidated statements of operations, cash flows and stockholders' deficit for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paging Network, Inc. at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Dallas, Texas
February 16, 1996

                              PAGING NETWORK, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                     ASSETS

                                                                          DECEMBER 31,
                                                                    ------------------------
                                                                      1994           1995
                                                                    ---------     ----------
Current assets:
  Cash and cash equivalents.......................................  $   2,451     $  198,182
  Accounts receivable (less allowance for doubtful accounts of
     $3,806 and $4,704 in 1994 and 1995, respectively)............     22,389         41,335
  Inventories.....................................................      9,932         14,084
  Prepaid expenses................................................      4,603          8,814
                                                                    ---------     ----------
          Total current assets....................................     39,375        262,415
Property, equipment and leasehold improvements, at cost...........    583,620        841,022
  Less accumulated depreciation and amortization..................   (161,711)      (225,413)
                                                                    ---------     ----------
          Net property, equipment and leasehold improvements......    421,909        615,609
Intangible assets:
  PCS licenses....................................................    197,272        197,272
  Excess of cost over fair market value of net assets acquired
     (less accumulated amortization of $4,470 and $5,110 in 1994
     and 1995, respectively)......................................     10,023         29,421
  Other (less accumulated amortization of $12,487 and $25,220 in
     1994 and 1995, respectively).................................     37,429        123,621
                                                                    ---------     ----------
          Net intangible assets...................................    244,724        350,314
                                                                    ---------     ----------
                                                                    $ 706,008     $1,228,338
                                                                    =========     ==========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Payable for PCS licenses........................................  $ 157,600     $       --
  Accounts payable................................................     27,916         69,776
  Accrued expenses................................................     39,201         69,091
  Customer deposits...............................................     17,199         20,255
                                                                    ---------     ----------
          Total current liabilities...............................    241,916        159,122
Long-term obligations.............................................    504,000      1,150,000
Commitments and contingencies                                              --             --
Stockholders' deficit:
  Common Stock -- $.01 par, authorized 250,000,000 shares; issued and outstanding 101,405,800 shares at December 31, 1994 and
     102,245,807 shares at December 31, 1995......................      1,014          1,022
  Paid-in capital.................................................    118,384        121,701
  Accumulated deficit.............................................   (159,306)      (203,507)
                                                                    ---------     ----------
          Total stockholders' deficit.............................    (39,908)       (80,784)
                                                                    ---------     ----------
                                                                    $ 706,008     $1,228,338
                                                                    =========     ==========

                             See accompanying notes

                              PAGING NETWORK, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

                                                               YEAR ENDED DECEMBER 31,
                                                          ----------------------------------
                                                            1993         1994         1995
                                                          --------     --------     --------
Services, rent and maintenance revenues.................. $294,979     $389,919     $532,079
Product sales............................................   78,915       99,765      113,943
                                                          --------     --------     --------
          Total revenues.................................  373,894      489,684      646,022
Cost of products sold....................................  (62,495)     (78,102)     (93,414)
                                                          --------     --------     --------
                                                           311,399      411,582      552,608
Operating expenses:
  Services, rent and maintenance.........................   57,343       74,453      109,484
  Selling................................................   44,836       60,555       67,561
  General and administrative.............................  108,993      136,539      174,432
  Depreciation and amortization..........................   87,430      107,362      148,997
                                                          --------     --------     --------
          Total operating expenses.......................  298,602      378,909      500,474
                                                          --------     --------     --------
Operating income.........................................   12,797       32,673       52,134
Other income (expense):
  Interest expense.......................................  (32,808)     (53,717)    (102,846)
  Interest income........................................       --        3,079        6,511
                                                          --------     --------     --------
          Total other income (expense)...................  (32,808)     (50,638)     (96,335)
                                                          --------     --------     --------
Net loss................................................. $(20,011)    $(17,965)    $(44,201)
                                                          ========     ========     ========
Net loss per share....................................... $  (0.20)    $  (0.18)    $  (0.43)
                                                          ========     ========     ========

                             See accompanying notes

                              PAGING NETWORK, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEAR ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1993         1994         1995
                                                          ---------    ---------    ---------
   Operating activities:
     Net loss............................................ $ (20,011)   $ (17,965)   $ (44,201)
     Adjustments to reconcile net loss to cash provided
        by operating activities:
        Depreciation and amortization....................    87,430      107,362      148,997
        Accounts receivable loss provision...............    11,525       11,664       12,209
        Write-off of debt issuance costs on $450 million
          credit agreement...............................        --           --        6,641
        Amortization of debt issuance costs..............     2,385        2,764        4,313
        Payment of consent solicitation on 11.75% Senior
          Notes..........................................        --       (5,896)          --
     Changes in operating assets and liabilities:
        Accounts receivable..............................    (9,039)     (20,289)     (28,393)
        Inventories......................................       837       (2,501)      (3,495)
        Prepaid expenses.................................    (1,298)         711       (4,144)
        Accounts payable.................................    (1,452)       9,532       41,860
        Accrued expenses.................................     8,615       18,941       24,715
        Customer deposits................................     2,694        3,421        2,127
                                                          ---------    ---------    ---------
   Net cash provided by operating activities.............    81,686      107,744      160,629
                                                          ---------    ---------    ---------
   Investing activities:
     Additions to property, equipment and leasehold
        improvements.....................................  (145,625)    (213,308)    (312,289)
     Payments for PCS licenses...........................        --      (39,672)    (157,600)
     Payments for business acquisitions..................        --       (5,705)    (111,872)
     Other...............................................    (3,094)      (2,154)      (7,626)
                                                          ---------    ---------    ---------
   Net cash used in investing activities.................  (148,719)    (260,839)    (589,387)
                                                          ---------    ---------    ---------
   Financing activities:
     Increase in long-term obligations under credit
        agreements.......................................   155,000        4,000      564,850
     Repayments of long-term obligations under credit
        agreements.......................................   (79,500)    (142,500)    (318,850)
     Proceeds from Senior Notes offerings................        --      300,000      400,000
     Debt issuance costs on Senior Notes offerings.......        --       (8,250)     (10,132)
     Debt issuance costs on credit agreements............    (8,400)          --      (13,531)
     Proceeds from exercise of Common Stock options......     1,463        1,423        3,325
     Other...............................................      (326)      (1,618)      (1,173)
                                                          ---------    ---------    ---------
   Net cash provided by financing activities.............    68,237      153,055      624,489
                                                          ---------    ---------    ---------
   Net increase (decrease) in cash and cash
     equivalents.........................................     1,204          (40)     195,731
   Cash and cash equivalents at beginning of year........     1,287        2,491        2,451
                                                          ---------    ---------    ---------
   Cash and cash equivalents at end of year.............. $   2,491    $   2,451    $ 198,182
                                                          =========    =========    =========

                             See accompanying notes

                              PAGING NETWORK, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                            COMMON     PAID-IN      ACCUMULATED     STOCKHOLDERS'
                                            STOCK      CAPITAL        DEFICIT          DEFICIT
                                            ------     --------     -----------     -------------
Balance, December 31, 1992................  $1,006     $115,506      $(121,330)       $  (4,818)
  Issuance of 524,394 shares of Common
     Stock upon exercise of stock
     options..............................      5         1,458             --            1,463
  Net loss................................     --            --        (20,011)         (20,011)
                                            ------     --------      ---------         --------
Balance, December 31, 1993................  1,011       116,964       (141,341)         (23,366)
  Issuance of 319,302 shares of Common
     Stock upon exercise of stock
     options..............................      3         1,420             --            1,423
  Net loss................................     --            --        (17,965)         (17,965)
                                            ------     --------      ---------         --------
Balance, December 31, 1994................  1,014       118,384       (159,306)         (39,908)
  Issuance of 840,007 shares of Common
     Stock upon exercise of stock
     options..............................      8         3,317             --            3,325
  Net loss................................     --            --        (44,201)         (44,201)
                                            ------     --------      ---------         --------
Balance, December 31, 1995................  $1,022     $121,701      $(203,507)       $ (80,784)
                                            ======     ========      =========         ========

                             See accompanying notes

                              PAGING NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

     The Company -- Paging Network, Inc. (the Company) is a provider of paging and wireless messaging services. The Company provides paging services in all 50 states, the District of Columbia, the U.S. Virgin Islands and Puerto Rico, including local paging service in virtually all of the largest 100 markets (in population) in the United States. The consolidated financial statements include the accounts of all of its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

     Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Inventories -- Inventories consist of pagers which are held specifically for resale. Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

     Property, equipment and leasehold improvements -- Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance are charged to expense as incurred. Upon retirement of units of equipment, the costs of units retired and the related accumulated depreciation amounts are removed from the accounts. Depreciation and amortization are computed using the straight-line method based on the following estimated useful lives:

        Machinery and equipment........................................  3 to 7 years
        Pagers.........................................................       4 years
        Furniture and fixtures.........................................       7 years
        Leasehold improvements.........................................       5 years*
        Buildings and building improvements............................      20 years

---------------

* or term of lease if shorter

     The Company does not manufacture any of the pagers or related transmitting and computerized paging terminal equipment used in the Company's paging operations. The Company currently purchases the vast majority of its pagers from Motorola, Inc. However, pagers are available for purchase from multiple sources, consistent with normal manufacturing and delivery lead times.

     Intangible assets -- The excess of the cost of acquired net assets of paging companies over the aggregate fair values assigned to identified tangible and intangible net assets acquired is amortized over twenty years on a straightline basis.

     Other intangible assets -- Other intangible assets generally consist of narrowband personal communications services (PCS) licenses (see Note 12), other paging licenses, customer lists, debt issuance costs, and start-up costs and Federal Communications Commission (FCC) application costs, and are amortized on a straight-line basis over their estimated useful lives ranging from 18 months to twelve years.

     The Company continually evaluates intangible assets to determine whether current events and circumstances warrant adjustment to the carrying values or amortization periods.

     Income taxes -- Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

                              PAGING NETWORK, INC.

     Reclassifications -- Certain 1993 and 1994 amounts have been reclassified to conform with the 1995 presentation.

2. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     The cost of property, equipment and leasehold improvements consisted of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1994          1995
                                                              --------     ----------
                                                                  (IN THOUSANDS)
        Machinery and equipment............................   $248,652     $  394,331
        Pagers.............................................    278,791        372,128
        Furniture and fixtures.............................     35,381         46,189
        Leasehold improvements.............................     20,796         25,036
        Land, buildings and building improvements..........         --          3,338
                                                              --------     ----------
                  Total cost...............................   $583,620     $  841,022
                                                              ========     ==========

3. ACCRUED EXPENSES

     Accrued expenses consisted of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1994          1995
                                                              --------     ----------
                                                                  (IN THOUSANDS)
        Accrued compensation, benefits and related items...   $  7,024     $    8,231
        Accrued taxes......................................      6,420          9,900
        Accrued interest...................................     14,284         34,670
        Other accrued expenses.............................     11,473         16,290
                                                              --------     ----------
                  Total accrued expenses...................   $ 39,201     $   69,091
                                                              ========     ==========

4. LONG-TERM OBLIGATIONS

     Long-term obligations consisted of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1994          1995
                                                              --------     ----------
                                                                  (IN THOUSANDS)
        Revolving loan.....................................   $  4,000     $       --
        Term loans due March 31, 2002......................         --        250,000
        11.75% Senior Subordinated Notes due May 15,
          2002.............................................    200,000        200,000
        8.875% Senior Subordinated Notes due February 1,
          2006.............................................    300,000        300,000
        10.125% Senior Subordinated Notes due August 1,
          2007.............................................         --        400,000
                                                              --------     ----------
                  Total long-term obligations..............   $504,000     $1,150,000
                                                              ========     ==========

     On May 2, 1995 the Company established a new $750.0 million credit facility under a new credit agreement with a group of 44 lenders (the Credit Agreement), which amended and restated a $450.0 million credit agreement (the Old Credit Agreement). The Credit Agreement as amended provides for a $100.0 million term loan, a $150.0 million term loan, and a $500.0 million revolving loan under which the Company is able to borrow, provided it meets certain financial covenants, the lesser of

                              PAGING NETWORK, INC.

$750.0 million or an amount based upon a calculation which is reduced by total outstanding indebtedness for borrowed monies (as defined) and outstanding letters of credit. The amount available for borrowing calculation is equal to a specified multiple of earnings before interest, income taxes, depreciation and amortization for the most recent three calendar months times four. Prepayments of borrowings under the Credit Agreement may be required should certain defined tests not be met. As of December 31, 1995, the Company had $250.0 million of term loan borrowings outstanding under its Credit Agreement and approximately $326.2 million was available for borrowing under the revolving credit facility. The Credit Agreement expires on March 31, 2002. In connection with the consummation of the Credit Agreement, in 1995 the Company expensed debt issuance costs of approximately $6.6 million related to the Old Credit Agreement.

     Under the terms of the Credit Agreement, the credit facility is permanently reduced as follows:

                                                        PERMANENT REDUCTIONS
                                       -------------------------------------------------------
            TYPE OF LOAN                1998        1999        2000        2001        2002
-------------------------------------  -------    --------    --------    --------    --------
                                       (IN THOUSANDS)
100.0 million term loan..............  $10,000    $ 20,000    $ 20,000    $ 30,000    $ 20,000
150.0 million term loan..............       --       1,000       2,000       2,000     145,000
500.0 million revolving loan.........   50,000     100,000     100,000     150,000     100,000

     Under the Credit Agreement, the Company may designate all or a portion of the $100.0 million term loan and revolving loan to be either a Base Rate loan or a London Interbank Offered Rate (LIBOR) loan. At December 31, 1995, the Company had designated the $100.0 million term loan as a LIBOR Rate loan which bears interest at a rate equal to the LIBOR rate plus a spread of 2.25% based on the Company's total leverage ratio as defined. The interest rate for the $100.0 million LIBOR Rate loan at December 31, 1995 was 7.90%. Under the Credit Agreement, the $150.0 million term loan is designated to be a LIBOR Rate loan which bears interest at a rate equal to the LIBOR rate plus a spread of 2.875%. The interest rate for the $150.0 million LIBOR Rate loan at December 31, 1995 was 8.695%.

     The Credit Agreement prohibits the Company from paying cash dividends or other cash distributions to stockholders. The Credit Agreement also prohibits the Company from paying more than a total $2.0 million in connection with the purchase of Common Stock owned by employees whose employment with the Company is terminated (see Note 6). The Credit Agreement contains other covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, engage in transactions with affiliates, dispose of assets, and engage in mergers, consolidations, and other acquisitions. Amounts owing under the Credit Agreement are secured by a security interest in substantially all of the Company's assets, the assets of the Company's subsidiaries and the capital stock of the subsidiaries of the Company.

     The 11.75% Senior Subordinated Notes (11.75% Notes), the 8.875% Senior Subordinated Notes (8.875% Notes), and the 10.125% Senior Subordinated Notes (10.125% Notes) are redeemable on or after May 15, 1997, February 1, 1999, and August 1, 2000, respectively, at the option of the Company, in whole or in part from time to time, at certain prices declining annually to 100 percent of the principal amount on or after May 15, 1999, February 1, 2002, and August 1, 2003, respectively, plus accrued interest. The 11.75% Notes, the 8.875% Notes, and the 10.125% Notes are subordinated in right of payment to all senior debt, and contain various covenants that, among other things, limit the type and amount of debt the Company may incur and limit restricted payments and distributions (as defined), asset dispositions, mergers and asset purchases.

     Based on quoted market prices, the fair value of the 11.75% Notes, the 8.875% Notes, and the 10.125% Notes at December 31, 1995 was $221.3 million, $307.1 million, and $435.5 million, respectively.

                              PAGING NETWORK, INC.

     In November 1994, the Company received consent from holders of its 11.75% Notes to amend the Indenture governing the 11.75% Notes. The purpose of this amendment was to provide the Company with greater flexibility in pursuing corporate opportunities (including the incurrence of additional debt) and to conform certain covenants in the Indenture to the less restrictive covenants contained in the indenture governing the Company's 8.875% Notes. The Company paid an aggregate of $5.9 million to the holders of the 11.75% Notes who had given consent and the Indenture was amended accordingly.

5. INCOME TAXES

     For the years ended December 31, 1993, 1994 and 1995, the Company had no provision or benefit for income taxes because the deferred benefit from the operating losses was offset by an increase in the valuation allowance of $9.5 million, $6.8 million, and $14.6 million, respectively. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                   DECEMBER 31,
                                                               ---------------------
                                                                 1994         1995
                                                               --------     --------
                                                                  (IN THOUSANDS)
        Deferred tax assets:
          Net operating loss carryforwards...................  $ 44,794     $ 74,038
          Deferred revenue...................................     1,030        2,003
          Bad debt reserve...................................     1,484        1,834
          Other tax credit carryforwards.....................       721          691
          Other..............................................     6,640        3,907
                                                               --------     --------
                  Total deferred tax assets..................    54,669       82,473
          Valuation allowance................................   (36,036)     (50,642)
                                                               --------     --------
                  Net deferred tax assets....................    18,633       31,831
        Deferred tax liabilities:
          Depreciation.......................................   (17,789)     (28,122)
          Amortization.......................................      (844)      (3,709)
                                                               --------     --------
                  Total deferred tax liabilities.............   (18,633)     (31,831)
                                                               --------     --------
                                                               $     --     $     --
                                                               ========     ========

     At December 31, 1995, the Company has net operating loss carryforwards of approximately $190 million that expire in years 1999 through 2010.

6. STOCK OPTIONS

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock option plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The 1982 Incentive Stock Option Plan, as amended (1982 Plan), for officers and key employees of the Company provides for the granting of stock options intended to qualify as Incentive Stock Options (ISOs) to purchase Common Stock at not less than 100% of the fair market value on the date the option is granted, as determined by the Board of Directors. No further options may be granted under the 1982 Plan. At December 31, 1995, options for 432,040 shares were exercisable under the 1982 plan, of which 430,102 shares were fully vested.

                              PAGING NETWORK, INC.

     Options granted were exercisable immediately, or in installments as the Board of Directors determined at the time it granted such options, and have a duration of ten years from the date of grant. Any stock issued is subject to repurchase at the option of the Company which occurs at the exercise price for the unvested portion of the shares issued and at fair market value, as defined or allowed in the Stock Option Agreement, for the vested portion. Such options vest ratably over a five-year period from the date they first become exercisable. However, in the event of a change in ownership control of the Company, all options vest immediately.

     The 1991 Stock Option Plan (1991 Plan) for officers and key employees of the Company provides for the granting of ISOs and non-statutory options to purchase Common Stock at not less than 100% of the fair market value on the date the options are granted. The 1991 Plan is administered by a committee consisting of two members of the Board (Committee). Approximately 2.05 million shares remain available for grant under the 1991 Plan at December 31, 1995. A total of
1.10 million shares were vested and exercisable under the 1991 Plan at December 31, 1995. Options granted under the 1991 Plan are non-transferable except by the laws of descent and distribution and are exercisable upon vesting, which occurs either immediately or in installments, as the Board of Directors or the Committee may determine at the time it grants such options.

     The 1992 Stock Option Plan for Directors (Directors' Plan), for non-employee Directors of the Company, provides for the granting of non-statutory options to purchase Common Stock at not less than 100% of the fair market value on the date the options are granted. The Directors' Plan is administered by the Committee. The total number of shares of Common Stock with respect to which options may be granted under the Directors' Plan may not exceed 750,000. Approximately 480,000 shares remain available for grant under the Directors' Plan at December 31, 1995. A total of 72,000 shares were vested and exercisable at December 31, 1995. Options granted under the Directors' Plan are non-transferable except by the laws of descent and distribution and are exercisable upon vesting, which occurs either immediately or in installments, as the Board of Directors or the Committee may determine at the time it grants such options.

     With respect to the 1991 Plan and Directors' Plan, notwithstanding the above, ten business days before a merger or a change in the ownership control of the Company or a sale of substantially all the assets of the Company, all options issued vest immediately and become exercisable in full; upon a merger or a change in ownership control of the Company or the sale of substantially all the assets of the Company, all options issued under the 1991 Plan and Directors' Plan which have not been exercised terminate.

     Information concerning options at December 31, 1993, 1994 and 1995 is as follows:

                                                1993             1994             1995
                                            ------------     ------------     ------------
    Outstanding January 1.................     5,239,540        4,773,106        4,737,420
      Granted.............................     1,390,994          522,400        1,605,800
      Cancelled...........................    (1,333,034)        (238,784)        (838,478)
      Exercised...........................      (524,394)        (319,302)        (840,007)
                                            ------------     ------------     ------------
    Outstanding December 31...............     4,773,106        4,737,420        4,664,735
                                            ============     ============     ============
    Options exercisable...................     1,705,092        1,862,826        1,601,440
                                            ============     ============     ============
    Option price range-options
      outstanding.........................  $0.40-$12.67     $0.40-$16.50     $2.67-$23.56
    Option price range-options
      exercised...........................  $0.40-$ 8.05     $0.40-$ 9.59     $0.40-$14.38

                              PAGING NETWORK, INC.

7. COMMITMENTS

     The Company has operating leases for office and transmitting sites with lease terms ranging from a month to approximately ten years. There are no significant renewal or purchase options. In most cases, the Company expects that in the normal course of business, leases will be renewed or replaced by other leases. Total rent expense for 1993, 1994 and 1995 was approximately $23.2 million, $31.2 million, and $47.9 million, respectively.

     The following is a schedule by year of future minimum rental payments required under operating leases that have remaining noncancellable lease terms in excess of one year at December 31, 1995.

                                                                         YEAR ENDING
                                                                         DECEMBER 31:
                                                                        --------------
                                                                        (IN THOUSANDS)
        1996..........................................................     $ 20,501
        1997..........................................................       19,101
        1998..........................................................       13,489
        1999..........................................................       10,379
        2000..........................................................        7,144
        Later years...................................................        5,674
                                                                            -------
             Total minimum payments required..........................     $ 76,288
                                                                            =======

8. CONTINGENCIES

     The Company is involved in various lawsuits arising in the normal course of business. In management's opinion, the ultimate outcome of these lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

9. COMMON STOCK AND NET LOSS PER SHARE

     Net loss per share amounts are computed based on the weighted average number of common shares outstanding. The number of shares used to compute per share amounts for the years ended December 31, 1993, 1994 and 1995, was 101.0 million, 101.2 million, and 101.9 million, respectively.

     On May 18, 1995, pursuant to stockholder approval, the Company increased the number of authorized shares of stock from 250.0 million to 275.0 million, of which 250.0 million are Common Stock and 25.0 million are preferred stock. As of December 31, 1995 there were no preferred shares issued or outstanding.

     Effective September 15, 1995, the Company effected a two-for-one stock split recorded in the form of a 100.0% stock dividend paid September 29, 1995. Share and per share amounts for all periods presented have been restated to reflect the stock split.

     On February 14, 1996, the Board of Directors of the Company approved an employee stock purchase plan of up to 2.0 million shares of the Company's Common Stock. This matter is subject to stockholder approval.

10. STATEMENT OF CASH FLOWS INFORMATION

     Cash and cash equivalents include highly liquid debt instruments with an original maturity of three months or less. As of December 31, 1995, cash equivalents also include investments in money market instruments, which are carried at fair market value. Cash payments made for interest for the years ended December 31, 1995, 1994 and 1993 were approximately $71.2 million, $40.5 million, and $29.4 million,

                              PAGING NETWORK, INC.

respectively. There were no significant federal or state income taxes paid or refunded for the years ended December 31, 1995, 1994 and 1993.

11. EMPLOYEE BENEFIT PLANS

     Effective January 1, 1993, the Company adopted a plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code
(Code) for all employees who have completed a specified term of service. As of December 31, 1995 the Company contributions equalled 25% of employee contributions up to a maximum of 4% of the employee's compensation. Effective January 1, 1996, the Company contributions equal 50% of employee contributions up to a maximum of 6% of the employee's compensation. Employees may elect to contribute up to 15% of their compensation on a pre-tax basis, not to exceed the maximum amount allowed as determined by the Code. The Company's contributions aggregated approximately $300,000 in 1993, $400,000 in 1994, and $460,000 in
1995.

12. NARROWBAND PERSONAL COMMUNICATIONS SERVICES LICENSES

     During July 1994, the Company participated in an auction of narrowband PCS frequencies conducted by the FCC. As a result of the auction, the Company acquired three nationwide narrowband PCS frequencies for a total purchase price of $197.0 million. The Company paid $39.4 million of this amount to the FCC in August 1994. As of December 31, 1994, the unpaid amount of $157.6 million was included in current liabilities in the accompanying balance sheet. In 1995, the Company was granted licenses for all three nationwide narrowband PCS frequencies and paid the $157.6 million remaining purchase price. Amortization of narrowband PCS licenses will commence when placed in service, which is expected to be during the second half of 1996.

13. STOCK PURCHASE RIGHTS

     In September 1994, the Board of Directors of the Company adopted a Stock Purchase Rights Plan and declared a distribution of one common share purchase right for each outstanding share of the Company's Common Stock. This dividend distribution occurred on September 28, 1994 to shareholders of record as of the close of business on that date.

     Generally, the rights will become exercisable only if a person or group (i) acquires 20% or more of the Company's Common Stock or (ii) announces a tender offer that would result in ownership of 20% or more of the Company's Common Stock or (iii) is declared to be an "Adverse Person" by the Board of Directors. Adverse Person includes any person or group who owns at least 10% of the Company's Common Stock and attempts an action that would adversely impact the Company.

     Once a person or group has acquired 20% or more of the outstanding Common Stock of the Company, each right may entitle its holder (other than the 20% person or group) to purchase, at an exercise price of $150, shares of Common Stock of the Company (or of any company that acquires the Company) at a price equal to 50% of their current market price. Under certain circumstances, the Continuing Directors (as defined in the rights plan) may exchange the rights for Common Stock (or equivalent securities) on a one-for-one basis.

     Until declaration of an Adverse Person, or ten (10) days after public announcement that any person or group has acquired 20% or more of the Common Stock of the Company, the rights are redeemable at the option of the Board of Directors, in certain cases with the concurrence of the Continuing Directors. Thereafter, they may be redeemed by the Continuing Directors in connection with certain acquisitions not involving any acquiring person or Adverse Person or in certain circumstances following a disposition of

                              PAGING NETWORK, INC.

shares by the acquiring person or Adverse Person. The redemption price is $0.01 per right. The rights will expire on September 27, 2004, unless redeemed prior to that date.

14. ACQUISITIONS

     During 1995 the Company acquired certain paging assets of Comtech, Inc. -- Paging Division; SNET Paging, Inc. and its wholly owned subsidiary, TNI Associates, Inc.; two subsidiaries of PageAmerica Group, Inc.; Page Florida; International Paging Corp.; and Celpage, Inc. -- Atlanta Branch, including various frequencies and approximately 343,000 pagers in service. The cost of these purchases aggregated approximately $123.6 million, subject to increase or decrease based on post-closing events of certain acquisitions.

     The acquisitions have been accounted for under the purchase method and, accordingly, the operating results of these entities have been included in the consolidated operating results of the Company since the respective dates of their acquisition. The aggregate purchase price of the acquisitions was allocated as follows: $85.0 million to identified intangibles, $16.4 million to equipment, $2.7 million to current assets, and $19.5 million to excess of cost over fair market value of net assets acquired (which is amortized over twenty years on a straight-line basis).

     The following represents the unaudited pro forma results of operations as if the above acquisitions had occurred as of January 1, 1994, after giving effect to certain adjustments, including amortization of intangibles resulting from the allocation of the purchase price and interest expense on acquisition debt.

                                                   YEAR ENDED                YEAR ENDED
                                                DECEMBER 31, 1994         DECEMBER 31, 1995
                                              ---------------------     ---------------------
                                              (IN THOUSANDS, EXCEPT     (IN THOUSANDS, EXCEPT
                                                    PER SHARE                 PER SHARE
                                                  INFORMATION)              INFORMATION)
        Total revenues........................       $ 538,229                $ 665,235
        Net revenues..........................         449,909                  567,847
        Operating income......................          23,885                   46,411
        Net loss..............................         (34,937)                 (54,422)
        Net loss per share....................           (0.35)                   (0.53)

     The pro forma results given above are not necessarily indicative of what actually would have occurred if the acquisitions had been in effect during the periods presented, and is not intended to be a projection of future results or trends.

                              PAGING NETWORK, INC.

15. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

     Quarterly financial information for the two years ended December 31, 1995 is summarized below.

                                               FIRST        SECOND       THIRD        FOURTH
                                              QUARTER      QUARTER      QUARTER      QUARTER
                                              --------     --------     --------     --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1995:
Services, rent and maintenance revenues...... $116,132     $124,178     $139,771     $151,998
Product sales................................   25,973       28,783       29,336       29,851
                                              --------     --------     --------     --------
          Total revenues.....................  142,105      152,961      169,107      181,849
Cost of products sold........................  (20,646)     (23,700)     (23,607)     (25,461)
                                              --------     --------     --------     --------
                                               121,459      129,261      145,500      156,388
Operating income.............................   10,696       10,699       14,857       15,882
Net loss.....................................   (6,821)     (16,169)(1)  (10,046)     (11,165)
Net loss per share...........................    (0.07)       (0.16)(1)    (0.10)       (0.11)
1994:
Services, rent and maintenance revenues...... $ 86,039     $ 93,934     $101,741     $108,205
Product sales................................   22,333       24,869       26,664       25,899
                                              --------     --------     --------     --------
          Total revenues.....................  108,372      118,803      128,405      134,104
Cost of products sold........................  (17,718)     (19,489)     (20,402)     (20,493)
                                              --------     --------     --------     --------
                                                90,654       99,314      108,003      113,611
Operating income.............................    3,856        7,177        9,716       11,924
Net loss.....................................   (7,729)      (5,468)      (3,171)      (1,597)
Net loss per share...........................    (0.08)       (0.05)       (0.03)       (0.02)

---------------

(1) Includes the write-off of debt issuance costs of approximately $6.6 million related to the Old Credit Agreement (see Note 4).

                              PAGING NETWORK, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)
                                  (UNAUDITED)

                                     ASSETS

                                                                   DECEMBER 31,      JUNE 30,
                                                                       1995            1996
                                                                   ------------     ----------
Current assets:
  Cash and cash equivalents......................................   $  198,182      $   34,333
  Accounts receivable, less allowance for doubtful accounts......       41,335          43,716
  Inventories....................................................       14,084          32,264
  Prepaid expenses...............................................        5,495           7,452
                                                                    ----------      ----------
          Total current assets...................................      259,096         117,765
Property, equipment and leasehold improvements, at cost..........      841,022         993,283
  Less accumulated depreciation..................................     (225,413)       (272,129)
                                                                    ----------      ----------
          Net property, equipment and leasehold improvements.....      615,609         721,154
Other non-current assets:
  PCS licenses...................................................      197,272         197,272
  Other licenses, net............................................       48,625          54,351
  Other intangible assets, net...................................       67,438          61,852
  Other non-current assets, net..................................       40,298          65,628
                                                                    ----------      ----------
          Total other non-current assets.........................      353,633         379,103
                                                                    ----------      ----------
                                                                    $1,228,338      $1,218,022
                                                                    ==========      ==========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable...............................................   $   69,776      $   42,901
  Accrued expenses...............................................       69,091          67,847
  Customer deposits..............................................       20,255          20,991
                                                                    ----------      ----------
          Total current liabilities..............................      159,122         131,739
Long-term obligations............................................    1,150,000       1,195,516
Commitments and contingencies....................................           --              --
Stockholders' deficit:
  Common Stock: $.01 par, 250,000,000 shares authorized,
     102,534,887 and 102,245,807 shares issued and outstanding in
     1996 and 1995, respectively.................................        1,022           1,025
  Paid-in capital................................................      121,701         123,887
  Accumulated deficit............................................     (203,507)       (234,145)
                                                                    ----------      ----------
          Total stockholders' deficit............................      (80,784)       (109,233)
                                                                    ----------      ----------
                                                                    $1,228,338      $1,218,022
                                                                    ==========      ==========

                             See accompanying notes

                              PAGING NETWORK, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
                                  (UNAUDITED)

                                                                         SIX MONTHS ENDED
                                                                             JUNE 30,
                                                                       ---------------------
                                                                         1995         1996
                                                                       --------     --------
Services, rent and maintenance revenues............................    $240,310     $325,811
Product sales......................................................      54,756       59,741
                                                                       --------     --------
          Total revenues...........................................     295,066      385,552
Cost of products sold..............................................     (44,346)     (50,476)
                                                                       --------     --------
                                                                        250,720      335,076
Operating expenses:
  Services, rent and maintenance...................................      48,727       69,561
  Selling..........................................................      31,938       39,081
  General and administrative.......................................      81,240      102,867
  Depreciation and amortization....................................      67,420       96,855
                                                                       --------     --------
          Total operating expenses.................................     229,325      308,364
                                                                       --------     --------
Operating income...................................................      21,395       26,712
Other income (expense):
  Interest expense.................................................     (44,385)     (59,888)
  Interest income..................................................          --        2,538
                                                                       --------     --------
          Total other income (expense).............................     (44,385)     (57,350)
                                                                       --------     --------
Net loss...........................................................    $(22,990)    $(30,638)
                                                                       ========     ========
Net loss per share.................................................    $  (0.23)    $  (0.30)
                                                                       ========     ========

                             See accompanying notes

                              PAGING NETWORK, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                      SIX MONTHS ENDED JUNE
                                                                               30,
                                                                     -----------------------
                                                                       1995          1996
                                                                     ---------     ---------
Operating activities:
  Net loss........................................................   $ (22,990)    $ (30,638)
     Adjustments to reconcile net loss to net cash provided by
      operating activities:
       Depreciation and amortization..............................      67,420        96,855
       Provision for doubtful accounts............................       5,176         5,817
       Debt issuance costs........................................     (13,531)       (3,432)
       Write off of debt issuance costs...........................       6,641            --
       Amortization of debt issuance costs........................       1,978         2,573
     Changes in operating assets and liabilities:
       Accounts receivable........................................      (5,774)       (8,198)
       Inventories................................................      (2,433)      (18,180)
       Prepaid expenses...........................................        (216)       (1,957)
       Accounts payable...........................................      (6,414)      (26,875)
       Accrued expenses...........................................       3,865        (1,244)
       Customer deposits..........................................       1,186           736
                                                                     ---------     ---------
Net cash provided by operating activities.........................      34,908        15,457
                                                                     ---------     ---------
Investing activities:
  Capital expenditures............................................    (120,400)     (191,340)
  Payments for licenses...........................................    (157,600)       (7,683)
  Payments for business acquisitions and investments..............     (62,772)       (5,276)
  Restricted cash invested in money market instruments............          --       (19,200)
  Other...........................................................      (3,610)       (3,464)
                                                                     ---------     ---------
Net cash used in investing activities.............................    (344,382)     (226,963)
                                                                     ---------     ---------
Financing activities:
  Borrowings under credit agreements..............................     556,850        45,516
  Repayments of long-term obligations.............................    (250,000)           --
  Proceeds from exercise of Common Stock options..................       1,749         2,149
  Other...........................................................        (776)           (8)
                                                                     ---------     ---------
Net cash provided by financing activities.........................     307,823        47,657
                                                                     ---------     ---------
Net decrease in cash and cash equivalents.........................      (1,651)     (163,849)
Cash and cash equivalents at beginning of period..................       2,451       198,182
                                                                     ---------     ---------
Cash and cash equivalents at end of period........................   $     800     $  34,333
                                                                     =========     =========

                             See accompanying notes

                              PAGING NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1996
                                  (UNAUDITED)

1. THE COMPANY

     Paging Network, Inc. (the Company) is a provider of paging and wireless messaging services. The Company provides paging services in all 50 states, the District of Columbia, the U.S. Virgin Islands, Puerto Rico, and Canada, including local paging service in virtually all of the largest 100 markets (in population) in the United States. The consolidated financial statements include the accounts of all of its wholly and majority owned subsidiaries. All intercompany transactions have been eliminated.

2. UNAUDITED INTERIM FINANCIAL STATEMENTS

     The interim consolidated financial information contained herein is unaudited but, in the opinion of management, includes all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The balance sheet at December 31, 1995, has been derived from the audited financial statements at that date. Results of operations for the periods presented herein are not necessarily indicative of results of operations for the entire year. These financial statements and related notes should be read in conjunction with the financial statements and notes included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

     Certain 1995 amounts have been reclassified to conform with the 1996 presentation.

3. STATEMENT OF CASH FLOWS INFORMATION

     Cash and cash equivalents include highly liquid debt instruments with an original maturity of three months or less and investments in money market instruments. Cash payments made for interest during the six months ended June 30, 1996 and 1995 were approximately $59.4 million and $32.0 million, respectively. There were no significant federal or state income taxes paid or refunded for the six months ended June 30, 1996 and 1995.

4. LONG-TERM OBLIGATIONS

     On June 5, 1996, the Company amended its credit agreement with its group of lenders (the Credit Agreement). The Credit Agreement provides for a $1.0 billion revolving loan. Under the Credit Agreement, the Company is able to borrow, provided it meets certain financial covenants, the lesser of $1.0 billion or an amount based upon a calculation which is reduced by total outstanding indebtedness for borrowed monies (as defined) and outstanding letters of credit. The amount available for borrowing is equal to a specified multiple of annualized earnings before interest, income taxes, depreciation and amortization based on the most recent three calendar months. As of June 30, 1996, the Company had $274.3 million of borrowings outstanding under its Credit Agreement and had approximately $504.5 million available for additional borrowings. The Credit Agreement expires on December 31, 2004. The maximum borrowings which may be outstanding under the revolving loan begin reducing on June 30, 2001. In addition, the Company has $500.0 million available for potential future offerings of public debt securities under shelf registration statements filed with the Securities and Exchange Commission in 1995 and 1993.

     On June 5, 1996, the Company's wholly-owned Canadian subsidiary, Paging Network of Canada Inc. (PageNet Canada), along with its majority-owned Canadian subsidiary, Madison Telecommunications

                              PAGING NETWORK, INC.

Holdings, Inc. (MadTel Holdings), established new credit facilities in Canada. The credit facilities are denominated in Canadian dollars. The amounts reported herein are the U.S. dollar equivalents as of June 30, 1996. The credit agreements provide for borrowings in the amounts of $40.3 million and $25.7 million, respectively. The Company is a guarantor of both credit agreements to the extent of the cash collateral deposited with the lender. Madison Venture Corp., the minority interest shareholder in MadTel Holdings, is an additional guarantor of the MadTel Holdings credit agreement. Other non-current assets include $19.2 million of cash deposited with the lender to collateralize such borrowings. Under the credit agreements, PageNet Canada and MadTel Holdings are able to borrow $20.2 million and $16.5 million, respectively, provided these borrowings are collateralized. The remaining amounts are available for borrowing provided they are either collateralized or certain financial covenants are met by the borrowers. As of June 30, 1996, PageNet Canada had $11.0 million and MadTel Holdings had $10.2 million of borrowings outstanding under the credit facilities. The maximum borrowings which may be outstanding under the credit facilities begin reducing on June 30, 1999. Both credit agreements expire on June 30, 2003.

5. INCOME TAX PROVISION

     No provision or benefit for income taxes has been made for the six months ended June 30, 1996 and 1995 as the deferred benefit from operating losses was offset by the increase in the valuation allowance.

6. COMMON STOCK AND NET LOSS PER SHARE

     Net loss per share amounts are computed based on the weighted average number of common shares outstanding. The number of shares used to compute per share amounts for the six months ended June 30, 1996 and 1995 were 102.4 and
101.7 million, respectively.

     The Company has 275.0 million authorized shares, of which 250.0 million are Common Stock and 25.0 million are preferred stock. As of June 30, 1996 there were no preferred shares issued or outstanding.

     Effective September 15, 1995, the Company effected a two-for-one stock split recorded in the form of a 100.0% stock dividend paid September 29, 1995. Share and per share amounts for 1995 periods presented have been restated to reflect the stock split.

     On May 23, 1996, the Company's stockholders approved an employee stock purchase plan of up to 2.0 million shares of the Company's Common Stock, which the Company intends to implement on January 1, 1997.

7. ACQUISITIONS

     During 1995, the Company acquired certain paging assets of Comtech, Inc. -- Paging Division; SNET Paging, Inc. and its wholly owned subsidiary, TNI Associates, Inc.; two subsidiaries of PageAmerica Group, Inc.; Page Florida; International Paging Corp.; and Celpage, Inc. -- Atlanta Branch, including various frequencies and approximately 343,000 pagers in service. The cost of these purchases aggregated approximately $123.6 million, subject to increase or decrease based on post-closing events of certain acquisitions.

                              PAGING NETWORK, INC.

     The following represents the unaudited pro forma results of operations as if the above acquisitions had occurred as of January 1, 1995, after giving effect to certain adjustments, including amortization of intangibles resulting from the allocation of the purchase price and interest expense on acquisition debt.

                                                                     SIX MONTHS ENDED
                                                                      JUNE 30, 1995
                                                                  ----------------------
                                                                  (IN THOUSANDS, EXCEPT
                                                                  PER SHARE INFORMATION)
        Total revenues............................................        $311,591
        Net revenues..............................................         264,085
        Operating income..........................................          17,127
        Net loss..................................................         (31,041)
        Net loss per share........................................           (0.31)

     The pro forma results given above are not necessarily indicative of what actually would have occurred if the acquisitions had been in effect during the periods presented, and are not intended to be a projection of future results or trends.

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